SEC Number	PW-55

File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

September 30, 2014
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

November 4, 2014

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the nine (9) months ended September 30, 2014.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,895		N/A
As of September 30, 2014
N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended September 30, 2014

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each ClassNumber of Shares of Common Stock Outstanding
Common Capital Stock, Php5 par value	216,055,775 shares as at September 30, 2014

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ]No [ ]

TABLE OF CONTENTS
Page

PART I - FINANCIAL INFORMATION	1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Performance Indicators	3
Overview	4
Management’s Financial Review	5
Results of Operations	6
Wireless	9
Revenues	9
Expenses	16
Other Expenses	17
Provision for Income Tax	17
Net Income	18
EBITDA	18
Core Income	18
Fixed Line	18
Revenues	18
Expenses	22
Other Expenses	23
Provision for (Benefit from) Income Tax	24
Net Income	24
EBITDA	24
Core Income	24
Others	24
Other Income	24
Net Income	24
Core Income	25
Liquidity and Capital Resources	25
Operating Activities	26
Investing Activities	26
Financing Activities	27
Off-Balance Sheet Arrangements	29
Equity Financing	29
Contractual Obligations and Commercial Commitments	30
Quantitative and Qualitative Disclosures about Market Risks	31
Impact of Inflation and Changing Prices	31
PART II – OTHER INFORMATION	32
Related Party Transactions	33
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at September 30, 2014 (unaudited) and December 31, 2013 (audited) and for the nine months ended September 30, 2014 and 2013 (unaudited) and related notes (pages F-1 to F-175) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php44.88 to US$1.00, the volume weighted average exchange rate as at September 30, 2014 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.
Financial Highlights and Key Performance Indicators

	Nine Months ended September 30,		Increase (Decrease)
	2014	2013	Amount	%
(in millions, except for EBITDA margin, earnings per common share, net debt to equity ratio and operational data)
Revenues	127,270	124,585	2,685	2
Expenses	93,506	89,218	4,288	5
Other income (expenses)	2,939	(2,170)	5,109	(235)
Income before income tax	36,703	33,197	3,506	11
Net income for the period	27,937	28,995	(1,058)	(4)
Continuing operations	27,937	26,926	1,011	4
Discontinued operations	–	2,069	(2,069)	(100)
Core income	28,561	28,786	(225)	(1)
Continuing operations	28,561	28,885	(324)	(1)
Discontinued operations	–	(99)	99	(100)
EBITDA	56,751	59,552	(2,801)	(5)
EBITDA margin(1)	46%	49%	—	—
Reported earnings per common share:
Basic	129.19	133.81	(4.62)	(3)
Diluted	129.19	133.81	(4.62)	(3)
Core earnings per common share(2):
Basic	131.99	133.03	(1.04)	(1)
Diluted	131.99	133.03	(1.04)	(1)

	September 30,	December 31,	Increase (Decrease)
	2014	2013	Amount	%
Consolidated Statements of Financial Position
Total assets	416,137	399,638	16,499	4
Property, plant and equipment – net	186,988	192,665	(5,677)	(3)
Cash and cash equivalents and short-term investments	24,334	32,623	(8,289)	(25)
Total equity attributable to equity holders of PLDT	122,427	137,147	(14,720)	(11)
Notes payable and long-term debt, including current portion	132,702	104,090	28,612	27
Net debt(3) to equity ratio	0.89x	0.52x	–	–

	Nine Months ended September 30,		Increase (Decrease)
	2014	2013	Amount	%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	46,573	51,605	(Php5,032)	(10)
Net cash used in investing activities	(36,589)	(8,001)	(28,588)	357
Capital expenditures	15,981	14,888	1,093	7
Net cash used in financing activities	(18,517)	(52,652)	34,135	(65)
Operational Data
Number of cellular subscribers	69,030,744	72,498,270	(3,467,526)	(5)
Number of fixed line subscribers	2,184,865	2,073,831	111,034	5
Number of broadband subscribers:	3,746,309	3,328,369	417,940	13
Fixed Line	1,051,469	949,762	101,707	11
Wireless	2,694,840	2,378,607	316,233	13
Number of employees:	17,399	18,135	(736)	(4)
Fixed Line	9,724	9,892	(168)	(2)
LEC	7,515	7,151	364	5
Others	2,209	2,741	(532)	(19)
Wireless	7,675	8,243	(568)	(7)

(1) EBITDA margin for the period is measured as EBITDA from continuing operations divided by service revenues.

(2) Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.

(3) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

		Weighted average rates
Exchange Rates – per US$	Month-end rates	during the period
September 30, 2014	44.88	44.26
December 31, 2013	44.40	42.44
September 30, 2013	43.54	42.06
December 31, 2012	41.08	42.24

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Philippines, Inc., or Digitel, our cellular service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Chikka Holdings Limited, or Chikka, and its subsidiaries, or Chikka Group, our wireless content operators; ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global Corporation, or PLDT Global, and certain subsidiaries and Digitel, all of which together account for approximately 6% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, and Curo Teknika, Inc.; distribution of Filipino channels and content provided by Pilipinas Global Network Limited and its subsidiaries; air transportation services provided by Pacific Global One Aviation Co., Inc.; and bills printing and other value-added services, or VAS, related services provided by ePDS, Inc., or ePDS; and

•	Others — PLDT Global Investment Holdings, Inc., Mabuhay Investments Corporation, PLDT Global Investments Corporation, PLDT Communications and Energy Ventures, Inc., or PCEV, PLDT Digital Pte. Ltd., or PDIPL, and subsidiary, our investment companies.

As at September 30, 2014, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, the results of operations of our BPO business in the first nine months of 2013 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for further discussion.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the nine months ended September 30, 2014 and 2013 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the nine months ended September 30, 2014 and 2013:

	2014	2013
	(in millions)
EBITDA from continuing operations	56,751	59,552
Add (deduct) adjustments to continuing operations:
Other income	4,268	1,599
Equity share in net earnings of associates and joint ventures	2,687	2,308
Interest income	567	680
Gains on derivative financial instruments – net	13	492
Retroactive effect of adoption of Revised PAS 19(1)	–	(1,269)
Asset impairment	(228)	–
Foreign exchange losses – net	(741)	(2,004)
Amortization of intangible assets	(862)	(736)
Financing costs – net	(3,855)	(5,245)
Provision for income tax	(8,766)	(6,271)
Depreciation and amortization	(21,897)	(22,180)

Total adjustments	(28,814)	(32,626)

Net income from continuing operations	27,937	26,926
Net income from discontinued operations	–	2,069

Consolidated net income	27,937	28,995

(1) The Revised Philippine Accounting Standards, or PAS, 19, Employee Benefits, or PAS 19, modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the nine months ended September 30, 2014 and 2013:

	2014	2013
	(in millions)
Core income from continuing operations	28,561	28,885
Core income from discontinued operations	–	(99)

Consolidated core income	28,561	28,786

Add (deduct) adjustments to continuing operations:
Foreign exchange losses – net	(741)	(2,004)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(24)	32
Gains on derivative financial instruments – net, excluding hedge cost	244	719
Net income (loss) attributable to noncontrolling interests	(20)	41
Retroactive effect of adoption of Revised PAS 19(1)	–	(1,269)
Casualty losses due to Typhoon Yolanda	–	–
Asset impairment	(228)	–
Net tax effect of aforementioned adjustments	145	522
Total adjustments	(624)	(1,959)

Adjustment to discontinued operations	–	2,168

Net income from continuing operations	27,937	26,926
Net income from discontinued operations	–	2,069

Consolidated net income	27,937	28,995

(1) The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income/segment profit, EBITDA, EBITDA margin and core income for the nine months ended September 30, 2014 and 2013. In each of the nine months ended September 30, 2014 and 2013, we generated majority of our revenues from our operations within the Philippines.

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the nine months ended September 30, 2014
Revenues	88,619	50,036	–	(11,385)	127,270
Expenses	63,704	41,398	56	(11,652)	93,506
Other income (expenses)	(647)	(512)	4,365	(267)	2,939
Income before income tax	24,268	8,126	4,309	–	36,703
Provision for income tax	6,431	2,258	77	–	8,766
Net income/Segment profit	17,837	5,868	4,232	–	27,937
Continuing operations					–
Discontinued operations	–	–	–	–	–
EBITDA	37,636	18,904	(56)	267	56,751
EBITDA margin(1)	44%	39%	–	(2%)	46%
Core income from continuing operations	18,349	5,925	4,287	–	28,561
Discontinued operations	–	–	–	–	–

For the nine months ended September 30, 2013
Revenues	88,232	47,180	–	(10,827)	124,585
Expenses	60,598	39,887	4	(11,271)	89,218
Other income (expenses)	(3,686)	(1,081)	2,895	(298)	(2,170)
Income before income tax	23,948	6,212	2,891	146	33,197
Provision for (benefit from) income tax	6,277	(81)	75	–	6,271
Net income/Segment profit	17,671	6,293	2,816	146	28,995
Continuing operations	17,671	6,293	2,816	146	26,926
Discontinued operations	–	–	–	–	2,069
EBITDA from continuing operations	41,152	17,960	(4)	444	59,552
EBITDA margin(1)	48%	39%	–	(4%)	49%
Core income	19,236	7,005	2,498	146	28,786
Continuing operations	19,236	7,005	2,498	146	28,885
Discontinued operations	–	–	–	–	(99)

Increase (Decrease)
Revenues	387	2,856	–	(558)	2,685
Expenses	3,106	1,511	52	(381)	4,288
Other income (expenses)	3,039	569	1,470	31	5,109
Income before income tax	320	1,914	1,418	(146)	3,506
Provision for income tax	154	2,339	2	–	2,495
Net income/Segment profit	166	(425)	1,416	(146)	(1,058)
Continuing operations	166	(425)	1,416	(146)	1,011
Discontinued operations	–	–	–	–	(2,069)
EBITDA	(3,516)	944	(52)	(177)	(2,801)
Core income	(887)	(1,080)	1,789	(146)	(225)
Continuing operations	(887)	(1,080)	1,789	(146)	(324)
Discontinued operations	–	–	–	–	99

(1) EBITDA margin for the month is measured as EBITDA from continuing operations divided by service revenues.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php127,270 million in the first nine months of 2014, an increase of Php2,685 million, or 2%, as compared with Php124,585 million in the same period in 2013, primarily due to higher revenues from data and other network, local exchange and miscellaneous services from our fixed line business, and higher wireless broadband revenues, as well as an increase in our non-service revenues, partially offset by lower revenues from national and international long distance services from our fixed line business, and lower cellular services and satellite and other services from our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the nine months ended September 30, 2014 and 2013:

					Change
	2014	%	2013	%	Amount	%
			(in millions)
Wireless	88,619	70	88,232	71	387	–
Fixed line	50,036	39	47,180	38	2,856	6
Inter-segment transactions	(11,385)	(9)	(10,827)	(9)	(558)	5

Consolidated	127,270	100	124,585	100	2,685	2

Expenses

Consolidated expenses increased by Php4,288 million, or 5%, to Php93,506 million in the first nine months of 2014 from Php89,218 million in the same period in 2013, as a result of higher expenses related to cost of sales, repairs and maintenance, selling and promotions, rent, professional and other contracted services, communication, training and travel, amortization of intangible assets, and insurance and security, partially offset by lower expenses related to compensation and employee benefits, as a result of the retroactive effect of the application of the Revised PAS 19 on our manpower rightsizing program, or MRP, costs of Php1,269 million for the nine months ended September 30, 2013, asset impairment, depreciation and amortization, taxes and licenses, interconnection costs and other operating expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the nine months ended September 30, 2014 and 2013:

						Change
	2014	%	2013		%	Amount	%
			(in millions)
Wireless	63,704	68	60,598		68	3,106	5
Fixed line	41,398	44	39,887	,776	45	1,511	4
Others	56	–	4		–	52	1,300
Inter-segment transactions	(11,652)	(12)	(11,271)		(13)	(381)	3

Consolidated	93,506	100	89,218		100	4,288	5

Other Income (Expenses)

Consolidated other income amounted to Php2,939 million in the first nine months of 2014, a change of Php5,109 million, or 235%, as against other expenses of Php2,170 million in the same period in 2013, primarily due to the combined effects of the following: (i) an increase in other income by Php2,669 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares, gain on fair value adjustment on investment property, gain on purchase price adjustment in relation with the acquisition of Digitel, higher income from consultancy and an increase in rental income, partly offset by the gain on sale of Philweb shares in 2013; (ii) a decrease in net financing costs by Php1,390 million mainly due to decreases on accretion on financial liabilities, financing charges and average interest rates on loans, partly offset by lower capitalized interest and a higher outstanding debt balance; (iii) a decrease in foreign exchange losses by Php1,263 million mainly due to narrower dollar and peso interest rate differentials and lower level of depreciation of the Philippine peso to the U.S. dollar; (iv) an increase in the equity share in net earnings of associates by Php379 million; (v) lower interest income by Php113 million due to lower weighted average peso interest rates, partly offset by higher principal amounts of peso and dollar placements and the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar; and (vi) lower gains on derivative financial instruments due to narrower dollar and peso interest rate differentials and losses on matured Euro/U.S. dollar forward purchase contracts due to the appreciation of the U.S. dollar relative to the Euro and on matured U.S. dollar/Philippine peso forward purchase contracts in the second quarter of 2014 due to the appreciation of the Philippine peso relative to the U.S. dollar.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the nine months ended September 30, 2014 and 2013:

			Change
	2014	2013	Amount	%
		(in millions)
Wireless	(647)	(3,686)	Php3,039	(82)
Fixed line	(512)	(1,081)	569	(53)
Others	4,365	2,895	1,470	51
Inter-segment transactions	(267)	(298)	31	(10)

Consolidated	2,939	(2,170)	5,109	(235)

Net Income

Consolidated net income decreased by Php1,058 million, or 4%, to Php27,937 million in the first nine months of 2014, from Php28,995 million, including net income from discontinued operations of Php2,069 million, in the same period in 2013. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated expenses by Php4,288 million; (ii) an increase in consolidated provision for income tax by Php2,495 million, which was mainly due to higher taxable income across our businesses; (iii) income from discontinued operations of Php2,069 million in 2013; (iv) an increase in consolidated revenues by Php2,685 million; and (v) an increase in consolidated other income – net by Php5,109 million. Our consolidated basic and diluted EPS decreased to Php129.19 in the first nine months of 2014 from consolidated basic and diluted EPS of Php133.81 in the same period in 2013. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the first nine months of 2014 and 2013.

The following table shows the breakdown of our consolidated net income by business segment for the nine months ended September 30, 2014 and 2013:

						Change
	2014	%	2013	%		Amount	%
			(in millions)
Wireless	17,837	64	17,671	61		Php166	1
Fixed line	5,868	21	6,293	22		(425)	(7)
Others	4,232	15	2,816	10		1,416	50
Inter-segment transactions	–	–	146	–	99	(146)	(100)

Continuing operations	27,937	100	26,926	93		1,011	4
Discontinued operations	–	–	2,069	7		(2,069)	(100)

Consolidated	27,937	100	28,995	100		(Php1,058)	(4)

EBITDA

Our consolidated EBITDA amounted to Php56,751 million in the first nine months of 2014, a decrease of Php2,801 million, or 5%, as compared with Php59,552 million in the same period in 2013, primarily due to higher cost of sales and operating expenses driven by repairs and maintenance costs, selling and promotions, compensation and employee benefits, excluding the retroactive effect of the application of the Revised PAS 19 in our MRP costs of Php1,269 million for the nine months ended September 30, 2013, rent, and professional and other contracted services, partially offset by higher consolidated revenues, and lower taxes and licenses, and provision for doubtful accounts.

The following table shows the breakdown of our consolidated EBITDA from continuing operations by business segment for the nine months ended September 30, 2014 and 2013:

						Change
	2014	%	2013	%		Amount	%
			(in millions)
Wireless	37,636	66	41,152	69		(Php3,516)	(9)
Fixed line	18,904	33	17,960	30		944	5
Others	(56)	–	(4)	–		(52)	1,300
Inter-segment transactions	267	1	444	1	199	(177)	(40)

Continuing operations	56,751	100	59,552	100		(Php2,801)	(5)

Core Income

Our consolidated core income amounted to Php28,561 million in the first nine months of 2014, a decrease of Php225 million, or 1%, as compared with Php28,786 million, including negative core income from discontinued operations of Php99 million, in the same period in 2013, primarily due to higher other income and consolidated revenues, partially offset by higher consolidated expenses, excluding the retroactive effect of the application of the Revised PAS 19 in our MRP costs of Php1,269 million for the nine months ended September 30, 2013, and higher provision for income tax. Our consolidated basic and diluted core EPS, decreased to Php131.99 in the first nine months of 2014 from Php133.03 in the same period in 2013.

The following table shows the breakdown of our consolidated core income by business segment for the nine months ended September 30, 2014 and 2013:

						Change
	2014	%	2013	%		Amount	%
			(in millions)
Wireless	18,349	64	19,236	67		(Php887)	(5)
Fixed line	5,925	21	7,005	24		(1,080)	(15)
Others	4,287	15	2,498	9		1,789	72
Inter-segment transactions	–	–	146	–	199	(146)	(100)

Continuing operations	28,561	100	28,885	100		(324)	(1)
Discontinued operations	–	–	(99)	–		99	(100)

Consolidated	28,561	100	28,786	100		(Php225)	(1)

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php88,619 million in the first nine months of 2014, an increase of Php387 million from Php88,232 million in the same period in 2013.

The following table summarizes our total revenues from our wireless business for the nine months ended September 30, 2014 and 2013 by service segment:

					Increase (Decrease)
	2014	%	2013	%	Amount	%
			(in millions)
Service Revenues:
Cellular	77,410	87	78,278	89	(868)	(1)
Wireless broadband, satellite and others
Wireless broadband	7,532	9	7,073	8	459	6
Satellite and others	900	1	1,029	1	(129)	(13)

	85,842	97	86,380	98	(538)	(1)
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	2,777	3	1,852	2	925	50

Total Wireless Revenues	88,619	100	88,232	100	387	–

Service Revenues

Our wireless service revenues in the first nine months of 2014 decreased by Php538 million, or 1%, to Php85,842 million as compared with Php86,380 million in the same period in 2013, mainly as a result of lower revenues from our cellular services due to lower domestic bucket-priced, standard and international text messaging revenues, and lower satellite and other service revenues, partially offset by higher mobile internet, domestic voice and VAS revenues, as well as the increase in broadband service revenues. Our dollar-linked revenues were affected by the depreciation of the Philippine peso relative to the U.S. dollar, which increased to a weighted average exchange rate of Php44.26 for the nine months ended September 30, 2014 from Php42.06 for the nine months ended September 30, 2013. As a percentage of our total wireless revenues, service revenues accounted for 97% and 98% in the first nine months of 2014 and 2013, respectively.
Cellular Service

Our cellular service revenues in the first nine months of 2014 amounted to Php77,410 million, a decrease of Php868 million, or 1%, from Php78,278 million in the same period in 2013. Cellular service revenues accounted for 90% and 91% of our wireless service revenues in the first nine months of 2014 and 2013, respectively.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages with prescribed validity months and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, buckets now also offer voice, text and hybrid bundles available to all networks. Smart and Sun Cellular also provide packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

On September 26, 2014, we have also launched our Free Mobile internet promo whereby subscribers can avail of 30MB of data usage per day, excluding video streaming, VoIP and chat applications, free of charge. The promo will run until January 5, 2015.

The following table shows the breakdown of our cellular service revenues for the nine months ended September 30, 2014 and 2013:

			Increase (Decrease)
	2014	2013	Amount	%
		(in millions)
Cellular service revenues	77,410	78,278	(868)	(1)
By service type	75,419	76,584	(1,165)	(2)
Prepaid	59,575	62,637	(3,062)	(5)
Postpaid	15,844	13,947	1,897	14
By component	75,419	76,584	(1,165)	(2)
Voice	38,282	37,789	493	1
Data	37,137	38,795	(1,658)	(4)
Others(1)	1,991	1,694	297	18

(1) Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka, Smart eMoney Inc, or SMI, and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the nine months ended September 30, 2014 and 2013:

			Increase (Decrease)
	2014	2013	Amount	%
Cellular subscriber base	69,030,744	72,498,270	(3,467,526)	(5)
Prepaid	66,374,421	70,198,270	(3,823,849)	(5)
Smart	24,735,917	23,867,643	868,274	4
Talk ’N Text	27,784,781	31,922,834	(4,138,053)	(13)
Sun Cellular	13,853,723	14,407,793	(554,070)	(4)
Postpaid	2,656,323	2,300,000	356,323	15
Sun Cellular	1,650,199	1,433,840	216,359	15
Smart	1,006,124	866,160	139,964	16
Systemwide traffic volumes (in million minutes)
Calls	39,763	41,317	(1,554)	(4)
Domestic	37,469	38,653	(1,184)	(3)
Inbound	828	926	(98)	(11)
Outbound	36,641	37,727	(1,086)	(3)
International	2,294	2,664	(370)	(14)
Inbound	2,077	2,378	(301)	(13)
Outbound	217	286	(69)	(24)

SMS/Data count (in million hits)	321,947	382,817	(60,870)	(16)
Text messages	320,507	381,216	(60,709)	(16)
Domestic	319,845	380,564	(60,719)	(16)
Bucket-Priced/Unlimited	296,592	356,724	(60,132)	(17)
Standard	23,253	23,840	(587)	(2)
International	662	652	10	2
Value-Added Services	1,432	1,533	(101)	(7)
Financial Services	8	68	(60)	(88)
Mobile internet (in TB)	27,687	13,030	14,657	112

Revenues generated from our prepaid cellular services amounted to Php59,575 million in the first nine months of 2014, a decrease of Php3,062 million, or 5%, as compared with Php62,637 million in the same period in 2013. Prepaid cellular service revenues accounted for 79% and 82% of cellular voice and data revenues in the first nine months of 2014 and 2013, respectively. Revenues generated from postpaid cellular service amounted to Php15,844 million in the first nine months of 2014, an increase of Php1,897 million, or 14%, as compared with Php13,947 million earned in the same period in 2013, and which accounted for 21% and 18% of cellular voice and data revenues in the first nine months of 2014 and 2013, respectively. The decrease in revenues from our prepaid cellular services was primarily due to lower text messaging and international voice revenues, partially offset by an increase in mobile internet and domestic outbound voice revenues. The increase in our postpaid cellular service revenues was primarily due to a higher subscriber base.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, increased by Php493 million, or 1%, to Php38,282 million in the first nine months of 2014 from Php37,789 million in the same period in 2013 primarily due to higher domestic voice, partially offset by the decline in international voice revenues. Cellular voice services accounted for 49% and 48% of our cellular service revenues in the first nine months of 2014 and 2013, respectively.

The following table shows the breakdown of our cellular voice revenues for the nine months ended September 30, 2014 and 2013:

			Increase (Decrease)
	2014	2013	Amount	%
		(in millions)
Voice services:
Domestic
Inbound	3,189	3,504	(Php315)	(9)
Outbound	24,306	22,419	1,887	8

	27,495	25,923	1,572	6

International
Inbound	9,362	10,222	(860)	(8)
Outbound	1,425	1,644	(219)	(13)

	10,787	11,866	(1,079)	(9)

Total	38,282	37,789	493	1

Domestic voice service revenues increased by Php1,572 million, or 6%, to Php27,495 million in the first nine months of 2014 from Php25,923 million in the same period in 2013, primarily due to an increase in domestic outbound voice service revenues by Php1,887 million, partially offset by lower domestic inbound voice service revenues by Php315 million.

Revenues from domestic outbound voice service increased by Php1,887 million, or 8%, to Php24,306 million in the first nine months of 2014 from Php22,419 million in the same period in 2013 mainly due to higher revenues on bucket and unlimited voice services, partially offset by the decline in standard voice revenues. Domestic outbound call volumes of 36,641 million minutes decreased by 1,086 million minutes, or 3%, from 37,727 million minutes in the same period in 2013 primarily due to lower unlimited and standard voice traffic, partially offset by higher bucket voice traffic resulting in higher yield for domestic outbound voice service.

Revenues from our domestic inbound voice service decreased by Php315 million, or 9%, to Php3,189 million in the first nine months of 2014 from Php3,504 million in the same period in 2013 due to lower traffic originating from other mobile carriers. Domestic inbound call volumes of 828 million minutes in the first nine months of 2014, decreased by 98 million minutes, or 11%, from 926 million minutes in the same period in 2013.

International voice service revenues decreased by Php1,079 million, or 9%, to Php10,787 million in the first nine months of 2014 from Php11,866 million in the same period in 2013 primarily due to lower international inbound voice service revenues by Php860 million, or 8%, to Php9,362 million in the first nine months of 2014 from Php10,222 million in the same period in 2013, as well as the decline in international outbound voice service revenues by Php219 million, or 13%, to Php1,425 million in the first nine months of 2014 from Php1,644 million in the same period in 2013. The decrease in international voice service revenues was due to lower international voice traffic and average international inbound termination rate in U.S. dollar, partially offset by the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar. International inbound and outbound calls totaled 2,294 million minutes, a decrease of 370 million minutes, or 14%, from 2,664 million minutes in the same period in 2013.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS and mobile internet, decreased by Php1,658 million, or 4%, to Php37,137 million in the first nine months of 2014 from Php38,795 million in the same period in 2013 primarily due to lower text messaging revenues, partially offset by higher mobile internet and VAS revenues. Cellular data services accounted for 48% and 50% of our cellular service revenues in the first nine months of 2014 and 2013, respectively.

The following table shows the breakdown of our cellular data service revenues for the nine months ended September 30, 2014 and 2013:

			Increase (Decrease)
	2014	2013	Amount	%
		(in millions)
Text messaging
Domestic	27,739	31,522	(Php3,783)	(12)
Bucket-Priced/Unlimited	19,281	22,150	(2,869)	(13)
Standard	8,458	9,372	(914)	(10)
International	2,416	2,618	(202)	(8)

	30,155	34,140	(3,985)	(12)

Mobile internet(1)	5,731	3,388	2,343	69
Value-added services(2)	1,243	1,125	118	10
Financial services	8	142	(134)	(94)
Total	37,137	38,795	(Php1,658)	(4)

(1) Includes revenues from web-based services, net of allocated discounts and content provider costs.

(2) Includes revenues from SMS-based VAS (info-on-demand and voice text services, net of allocated discounts and content provider costs); multi-media messaging system, or MMS-based VAS (point-to-point MMS and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs); and Pasa Load/Give-a-load (which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers and Dial *SOS which allows Smart and Talk ‘N Text prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up).

Text messaging-related services contributed revenues of Php30,155 million in the first nine months of 2014, a decrease of Php3,985 million, or 12%, as compared with Php34,140 million in the same period in 2013, and accounted for 81% and 88% of our total cellular data service revenues in the first nine months of 2014 and 2013, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower bucket-priced/unlimited and standard SMS, as well as lower international text messaging revenues. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php19,281 million in the first nine months of 2014, a decrease of Php2,869 million, or 13%, as compared with Php22,150 million in the same period in 2013. Bucket-priced/unlimited text messages decreased by 60,132 million, or 17%, to 296,592 million in the first nine months of 2014 from 356,724 million in the same period in 2013.

Standard text messaging revenues, which includes inbound and outbound standard SMS revenues, decreased by Php914 million, or 10%, to Php8,458 million in the first nine months of 2014 from Php9,372 million in the same period in 2013, mainly due to decrease in outbound standard SMS revenues primarily as a result of increased preference for messaging through various mobile applications, social networking sites and other over-the-top, or OTT, services. Standard text messages decreased by 587 million, or 2% to 23,253 million in the first nine months of 2014 from 23,840 million in the same period in 2013.

International text messaging revenues amounted to Php2,416 million in the first nine months of 2014, a decrease of Php202 million, or 8%, from Php2,618 million in the same period in 2013. Despite higher SMS traffic, revenues declined due mainly to lower international SMS rates driven by various promotions launched and enhanced bucket offers, partially offset by the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

Mobile internet service revenues increased by Php2,343 million, or 69%, to Php5,731 million in the first nine months of 2014 from Php3,388 million in the same period in 2013 as a result of higher traffic for mobile internet browsing mainly due to widened utilization of mobile applications, social networking sites and other OTT services. Mobile internet service registered 27,687, terabyte, or TB, in the first nine months of 2014, an increase of 14,657 TB, or 112%, from 13,030 TB in the same period in 2013.

VAS contributed revenues of Php1,243 million in the first nine months of 2014, an increase of Php118 million, or 10%, as compared with Php1,125 million in the same period in 2013, primarily due to an increase in revenues from SMS-based VAS revenues, partially offset by lower revenues from MMS-based and Pasa Load/Give-a-Load VAS.

Subscriber Base, ARPU and Churn Rates

As at September 30, 2014, our cellular subscribers totaled 69,030,744 a decrease of 3,467,526, or 5%, over the cellular subscriber base of 72,498,270 as at September 30, 2013. Our cellular prepaid subscriber base decreased by 3,823,849, or 5%, to 66,374,421 as at September 30, 2014 from 70,198,270 as at September 30, 2013, while our cellular postpaid subscriber base increased by 356,323, or 15%, to 2,656,323 as at September 30, 2014 from 2,300,000 as at September 30, 2013. The decrease in subscriber base was primarily due to lower Talk ‘N Text subscribers by 4,138,053, or 13%, and a net decrease in Sun Cellular subscribers by 337,711, or 2%, partially offset by a net increase in Smart subscribers by 1,008,238, or 4%. Prepaid subscribers exclude those subscribers whose minimum balance is derived via accumulation from its rewards program. Prepaid subscribers accounted for 96% and 97% of our total subscriber base as at September 30, 2014 and 2013, respectively.

Our net subscriber activations (reductions) for the nine months ended September 30, 2014 and 2013 were as follows:

			Increase (Decrease)
	2014	2013	Amount	%
Prepaid	(1,293,329)	2,586,733	(3,880,062)	(150)
Smart	127,230	(1,193,810)	1,321,040	(111)
Talk ’N Text	(1,700,236)	3,477,781	(5,178,017)	(149)
Sun Cellular	279,677	302,762	(23,085)	(8)
Postpaid	278,446	45,079	233,367	518
Smart	116,428	182,680	(66,252)	(36)
Sun Cellular	162,018	(137,601)	299,619	(218)

Total	(1,014,883)	2,631,812	(3,646,695)	(139)

Prepaid subscribers reflected net reductions of 1,293,329 subscribers, while postpaid subscribers reflected net activations of 278,446 subscribers in the first nine months of 2014, as compared with prepaid and postpaid subscribers net activations of 2,586,733 and 45,079 subscribers, respectively, in the same period in 2013.

The following table summarizes our average monthly churn rates for the nine months ended September 30, 2014 and 2013:

	2014	2013
	(in %)
Prepaid
Smart	5.7	5.7
Talk ’N Text	6.0	3.8
Sun Cellular	9.7	10.1
Postpaid
Smart	2.7	2.6
Sun Cellular	1.8	3.7

For Smart Prepaid subscribers, the average monthly churn rate in each of the first nine months of 2014 and 2013 was 5.7%, while the average monthly churn rate for Talk ’N Text subscribers were 6.0% and 3.8% in the first nine months of 2014 and 2013, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 9.7% and 10.1% in the first nine months of 2014 and 2013, respectively.

The average monthly churn rate for Smart Postpaid subscribers for the first nine months of 2014 and 2013 were 2.7% and 2.6% respectively. The average monthly churn rate for Sun Cellular postpaid subscribers was 1.8% and 3.7% in the first nine months of 2014 and 2013, respectively.

The following table summarizes our average monthly cellular ARPUs for the nine months ended September 30, 2014 and 2013:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2014	2013	Amount	%	2014	2013	Amount	%
Prepaid
Smart	145	160	(Php15)	(9)	130	141	(Php11)	(8)
Talk ’N Text	97	96	1	1	87	85	2	2
Sun Cellular	73	66	7	11	66	58	8	14
Postpaid
Smart	1,086	1,149	(63)	(5)	1,076	1,135	(59)	(5)
Sun Cellular	474	479	(5)	(1)	471	475	(4)	(1)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Our average monthly prepaid and postpaid ARPUs per quarter of 2014 and for the four quarters in 2013 were as follows:

	Prepaid					Postpaid
	Smart		Talk ’N Text		Sun Cellular		Smart		Sun Cellular
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
2014
First Quarter	147	132	97	87	75	67	1,098	1,086	478	476
Second Quarter	149	134	99	89	73	66	1,081	1,074	471	467
Third Quarter	139	124	96	87	70	64	1,080	1,068	473	469
2013
First Quarter	160	141	98	87	66	57	1,168	1,154	458	455
Second Quarter	160	141	98	87	66	58	1,167	1,153	499	495
Third Quarter	161	142	92	82	66	60	1,111	1,099	479	476
Fourth Quarter	174	153	96	85	72	68	1,113	1,102	495	493

(1) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the MVNO of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php459 million, or 6%, to Php7,532 million in the first nine months of 2014 from Php7,073 million in the same period in 2013, primarily due to an increase in prepaid revenues by Php301 million, or 14%, to Php2,387 million in the first nine months of 2014 from Php2,086 million in the same period in 2013, and higher postpaid revenues by Php158 million, or 3%, to Php5,145 million in the first nine months of 2014 from Php4,987 million in the same period in 2013.

The following table shows information of our wireless broadband revenues and subscriber base as at and for the nine months ended September 30, 2014 and 2013:

			Increase (Decrease)
	2014	2013	Amount	%
Wireless Broadband Revenues (in millions)	7,532	7,073	459	6
Prepaid	2,387	2,086	301	14
Postpaid	5,145	4,987	158	3
Wireless Broadband Subscribers	2,694,840	2,378,607	316,233	13
Prepaid	1,852,819	1,597,186	255,633	16
Smart	1,560,743	1,294,152	266,591	21
Sun	292,076	303,034	(10,958)	(4)
Postpaid	842,021	781,421	60,600	8
Smart	542,844	549,687	(6,843)	(1)
Sun	299,177	231,734	67,443	29

Smart Broadband and Sun Broadband Wireless, SBI’s and DMPI’s broadband services, respectively, offer a number of wireless broadband services and had a total of 2,694,840 subscribers as at September 30, 2014, a net increase of 316,233 subscribers, or 13%, as compared with 2,378,607 subscribers as at September 30, 2013, primarily due to a net increase in Smart Broadband subscribers by 259,748, or 14%, complemented by a net increase in Sun Broadband subscribers by 56,485, or 11%, as at September 30, 2014. Our prepaid wireless broadband subscriber base increased by 255,633 subscribers, or 16%, to 1,852,819 subscribers as at September 30, 2014 from 1,597,186 subscribers as at September 30, 2013, while our postpaid wireless broadband subscriber base increased by 60,600 subscribers, or 8%, to 842,021 subscribers as at September 30, 2014 from 781,421 subscribers as at September 30, 2013.

Smart Broadband offers internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by multiple users at a time. Both provide connectivity at varying speeds supported by Smart’s network utilizing either 3G high speed packet access (HSPA), 4G HSPA+ or Long Term Evolution (LTE)- technology. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. Smart Broadband also has an additional array of load packages that offer time-based charging with different validity periods, as well as Always On packages, which offer volume-based charging.

Smart Broadband also offers PLDT HOMEBro, a fixed wireless broadband service being offered under PLDT’s HOME brand. PLDT HOMEBro is powered by Smart’s wireless broadband base stations which allow subscribers to connect to the internet using indoor or outdoor customer premises equipment through various wireless technologies. LTE powers Ultera, our latest fixed wireless internet offering designed for home.

DMPI’s Sun Broadband Wireless is an affordable high-speed wireless broadband service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php129 million, or 13%, to Php900 million in the first nine months of 2014 from Php1,029 million in the same period in 2013, primarily due to a decrease in the number of ACeS Philippines’ subscribers and lower revenue contribution from MVNO of PLDT Global, partially offset by the effect of higher weighted average exchange rate of Php44.26 in the nine months ended September 30, 2014 from Php42.06 for the nine months ended September 30, 2013 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems and accessories. Our wireless non-service revenues increased by Php925 million, or 50%, to Php2,777 million in the first nine months of 2014 from Php1,852 million in the same period in 2013, primarily due to increased availments for broadband Pocket Wifi, broadband accessories and computer packages, as well as higher cellular activation and retention packages, partly offset by lower quantity of broadband Plug-It modems issued.

Expenses

Expenses associated with our wireless business amounted to Php63,704 million in the first nine months of 2014, an increase of Php3,106 million, or 5%, from Php60,598 million in the same period in 2013. A significant portion of this increase was attributable to higher expenses related to cost of sales, selling and promotions, rent, repairs and maintenance, professional and other contracted services, asset impairment and amortization of intangible assets, partially offset by lower compensation and employee benefits, depreciation and amortization, and taxes and licenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 72% and 69% in the first nine months of 2014 and 2013, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the nine months ended September 30, 2014 and 2013 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2014	%	2013	%	Amount	%
			(in millions)
Depreciation and amortization	11,859	19	12,246	20	(Php387)	(3)
Cost of sales	8,656	14	7,369	12	1,287	17
Rent	8,195	13	7,461	12	734	10
Repairs and maintenance	6,488	10	5,911	10	577	10
Selling and promotions	6,436	10	5,447	9	989	18
Interconnection costs	6,107	10	6,073	10	34	1
Compensation and employee benefits	6,068	10	6,662	11	(594)	(9)
Professional and other contracted services	3,352	5	3,054	5	298	10
Asset impairment	1,512	2	1,263	2	249	20
Taxes and licenses	1,388	2	1,737	3	(349)	(20)
Communication, training and travel	1,212	2	1,134	2	78	7
Insurance and security services	913	1	838	2	75	9
Amortization of intangible assets	862	1	735	1	127	17
Other expenses	656	1	668	1	(12)	(2)

Total	63,704	100	60,598	100	3,106	5

Depreciation and amortization charges decreased by Php387 million, or 3%, to Php11,859 million primarily due to a lower depreciable asset base.

Cost of sales increased by Php1,287 million, or 17%, to Php8,656 million primarily due to increased handset and modem issuances for cellular and broadband activation and retention, and higher average cost of cellular handsets/SIM-packs and broadband modems.

Rent expenses increased by Php734 million, or 10%, to Php8,195 million primarily due to an increase in site, office building and leased circuit rental charges.  As at September 30, 2014, we have a total of 24,938 cellular/broadband base stations, including 9,946 active 4G/HSPA+/LTE-base stations, as compared with 23,433 cellular/broadband base stations, including 8,421 active 4G/HSPA+/LTE-base stations, as at September 30, 2013.

Repairs and maintenance expenses increased by Php577 million, or 10%, to Php6,488 million mainly due to higher site electricity consumption costs, gas and fuel consumption for site, maintenance costs on cellular and broadband network facilities, as well as higher IT hardware, partially offset by lower maintenance costs on IT software.

Selling and promotion expenses increased by Php989 million, or 18%, to Php6,436 million primarily due to higher costs of events, advertising and commissions expenses.

Interconnection costs increased by Php34 million, or 1%, to Php6,107 million primarily due to an increase in interconnection charges on international SMS and domestic voice services, partially offset by lower interconnection cost on unlimited voice and domestic SMS services.

Compensation and employee benefits expenses decreased by Php594 million, or 9%, to Php6,068 million primarily due to lower MRP costs and salaries and employee benefits, partly offset by higher provision for pension benefits and LTIP costs. Employee headcount decreased to 7,675 as at September 30, 2014 as compared with 8,243 as at September 30, 2013, primarily due to the availment of the MRP by DMPI employees in 2013.

Professional and other contracted service fees increased by Php298 million, or 10%, to Php3,352 million primarily due to an increase in outsourced service, market research, collection agency, payment facility fees and bill printing fees, partly offset by lower consultancy service fees.

Asset impairment increased by Php249 million, or 20%, to Php1,512 million primarily due to higher provision for uncollectible receivables.

Taxes and licenses decreased by Php349 million, or 20%, to Php1,388 million due to lower business-related taxes.

Communication, training and travel expenses increased by Php78 million, or 7%, to Php1,212 million primarily due to higher freight and hauling, fuel consumption costs for vehicles, and mailing and courier charges, partially offset by lower communication charges.

Insurance and security services increased by Php75 million, or 9%, to Php913 million primarily due to higher group health insurance, insurance and bond premiums, and site security expenses, partly offset by lower office security expenses.

Amortization of intangible assets increased by Php127 million, or 17%, to Php862 million primarily due to license fees paid for exclusive partnership and use of music catalogues.

Other expenses decreased by Php12 million, or 2%, to Php656 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the nine months ended September 30, 2014 and 2013:

			Change
	2014	2013	Amount	%
Other Income (Expenses):		(in millions)
Interest income	152	282	(130)	(46)
Equity share in net losses of associates	–	(67)	67	(100)
Losses on derivative financial instruments – net	(32)	(16)	(16)	100
Foreign exchange losses – net	(623)	(1,368)	745	(54)
Financing costs – net	(1,219)	(2,622)	1,403	(54)
Others	1,075	105	970	924

Total	(Php647)	(3,686)	3,039	(82)

Our wireless business’ other expenses amounted to Php647 million in the first nine months of 2014, a decrease of Php3,039 million, or 82%, from Php3,686 million in the same period in 2013, primarily due to the combined effects of the following: (i) lower net financing costs by Php1,403 million primarily due to decreases on amortization of debt discount, lower debt issuance cost and lower average interest rates on loans, partly offset by lower capitalized interest and an increase in financing charges; (ii) an increase in other income by Php970 million mainly due to higher income from consultancy, net gain on insurance claims and other miscellaneous income; (iii) lower net foreign exchange losses by Php745 million on account of the revaluation of net foreign currency-denominated liabilities due to lower level of depreciation of the Philippine peso relative to the U.S. dollar; (iv) equity share in net losses of associates of Php67 million in the first nine months of 2013; (v) higher net losses on derivative financial instruments by Php16 million mainly due to the forward contracts that matured in the second quarter of 2014 where the Philippine peso appreciated relative to the U.S. dollar as against a depreciation of the Philippine peso relative to the U.S. dollar in 2013; and (vi) a decrease in interest income by Php130 million mainly due to lower cash levels and lower weighted average peso and dollar interest rates on account of low interest rate environment.

Provision for Income Tax

Provision for income tax increased by Php154 million, or 2%, to Php6,431 million in the first nine months of 2014 from Php6,277 million in the same period in 2013 primarily due to higher taxable income. The effective tax rates for our wireless business was 26% in each of the first nine months of 2014 and 2013.

Net Income

As a result of the foregoing, our wireless business’ net income increased by Php166 million, or 1%, to Php17,837 million in the first nine months of 2014 from Php17,671 million recorded in the same period in 2013.

EBITDA

Our wireless business’ EBITDA decreased by Php3,516 million, or 9%, to Php37,636 million in the first nine months of 2014 from Php41,152 million in the same period in 2013.

Core Income

Our wireless business’ core income decreased by Php887 million, or 5%, to Php18,349 million in the first nine months of 2014 from Php19,236 million in the same period in 2013 on account of higher wireless-related operating expenses, excluding the retroactive effect of the application of the Revised PAS 19 of Php537 million in our MRP costs in 2013, and higher provision for income tax, partially offset by a decrease in other expenses and an increase in wireless revenues.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php50,036 million in the first nine months of 2014, an increase of Php2,856 million, or 6%, from Php47,180 million in the same period in 2013.

The following table summarizes our total revenues from our fixed line business for the nine months ended September 30, 2014 and 2013 by service segment:

					Increase (Decrease)
	2014	%	2013	%	Amount	%
				(in millions)
Service Revenues:
Local exchange	12,374	25	12,194	26	180	1
International long distance	8,398	17	8,448	18	(50)	(1)
National long distance	3,327	7	3,481	7	(154)	(4)
Data and other network	22,545	45	20,338	43	2,207	11
Miscellaneous	1,808	3	1,529	3	279	18

	48,452	97	45,990	97	2,462	5
Non-Service Revenues:
Sale of computers, phone units and SIM cards	1,584	3	1,190	3	394	33

Total Fixed Line Revenues	50,036	100	47,180	100	2,856	6

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php2,462 million, or 5%, to Php48,452 million in the first nine months of 2014 from Php45,990 million in the same period in 2013 due to an increase in revenues of our data and other network, miscellaneous and local exchange services, partially offset by decreases in national and international long distance services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the nine months ended September 30, 2014 and 2013:

			Increase
	2014	2013	Amount	%
Total local exchange service revenues (in millions)	12,374	12,194	180	1
Number of fixed line subscribers	2,184,865	2,073,831	111,034	5
Postpaid	2,125,213	2,015,007	110,206	5
Prepaid	59,652	58,824	828	1
Number of fixed line employees	7,515	7,151	364	5
Number of fixed line subscribers per employee	291	290	1	–

Revenues from our local exchange service increased by Php180 million, or 1%, to Php12,374 million in the first nine months of 2014 from Php12,194 million in the same period in 2013, primarily due to higher weighted average billed lines, partially offset by lower installation and activation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues were 26% and 27% in the first nine months of 2014 and 2013, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the nine months ended September 30, 2014 and 2013:

			Increase (Decrease)
	2014	2013	Amount	%
Total international long distance service revenues (in millions)	8,398	8,448	(Php50)	(1)
Inbound	7,518	7,442	76	1
Outbound	880	1,006	(126)	(13)
International call volumes (in million minutes, except call ratio)	1,526	1,639	(113)	(7)
Inbound	1,304	1,343	(39)	(3)
Outbound	222	296	(74)	(25)
Inbound-outbound call ratio	5.9:1	4.5:1	–	–

Our total international long distance service revenues decreased by Php50 million, or 1%, to Php8,398 million in the first nine months of 2014 from Php8,448 million in the same period in 2013, primarily due to lower call volumes and a decrease in average settlement rate in dollar terms, partially offset by the increase in average billing rate in dollar terms, as well as the favorable effect of higher weighted average exchange rate of the Philippine peso to the U.S. dollar to Php44.26 for the nine months ended September 30, 2014 from Php42.06 for the nine months ended September 30, 2013. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 17% and 18% in the first nine months of 2014 and 2013, respectively.

Our revenues from inbound international long distance service increased by Php76 million, or 1%, to Php7,518 million in the first nine months of 2014 from Php7,442 million in the same period in 2013 primarily due to the favorable effect on our inbound revenues of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar, partially offset by the decrease in average settlement rate in dollar terms and the decrease in inbound call volumes.

Our revenues from outbound international long distance service decreased by Php126 million, or 13%, to Php880 million in the first nine months of 2014 from Php1,006 million in the same period in 2013, primarily due to the decrease in call volumes, partially offset by the increase in the average billing rate in dollar terms and an increase in the exchange rate of the U.S. dollar to Philippine peso.

Our total international long distance service revenues, net of interconnection costs, decreased by Php259 million, or 8%, to Php3,158 million in the first nine months of 2014 from Php3,417 million in the same period in 2013. The decrease was primarily due to the net effect of lower international inbound service revenues as a result of a decrease in the average settlement rate in dollar terms, lower inbound call volumes, and the net effect of lower international outbound service revenues as a result of lower call volumes, partially offset by the favorable effect of the increase in the average billing rate in dollar terms and the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the nine months ended September 30, 2014 and 2013:

			Decrease
	2014	2013	Amount	%
Total national long distance service revenues (in millions)	3,327	3,481	(Php154)	(4)
National long distance call volumes (in million minutes)	624	644	(20)	(3)

Our national long distance service revenues decreased by Php154 million, or 4%, to Php3,327 million in the first nine months of 2014 from Php3,481 million in the same period in 2013, primarily due to a decrease in call volumes, partially offset by higher average revenue per minute of our national long distance services as a result of higher calls terminating to cellular mobile subscribers. The percentage contribution of national long distance revenues to our fixed line service revenues were 7% and 8% for the first nine months of 2014 and 2013, respectively.

Our national long distance service revenues, net of interconnection costs, decreased by Php89 million, or 3%, to Php2,610 million in the first nine months of 2014 from Php2,699 million in the same period in 2013, primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute of our national long distance services.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the nine months ended September 30, 2014 and 2013:

			Increase
	2014	2013	Amount	%
Data and other network service revenues (in millions)	22,545	20,338	2,207	11
Domestic	16,114	14,817	1,297	9
Broadband	10,197	9,067	1,130	12
Leased Lines and Others	5,917	5,750	167	3
International
Leased Lines and Others	4,896	4,247	649	15
Data Centers	1,535	1,274	261	20
Subscriber base
Broadband	1,051,469	949,762	101,707	11
SWUP	34,702	28,339	6,363	22

Our data and other network services posted revenues of Php22,545 million in the first nine months of 2014, an increase of Php2,207 million, or 11%, from Php20,338 million in the same period in 2013, primarily due to higher revenues from DSL, Fibr, and Shops.Work, international data revenues primarily from i-Gate and Fibernet, data centers, and Diginet revenues. The percentage contribution of this service segment to our fixed line service revenues was 46% and 44% in the first nine months of 2014 and 2013, respectively.

Domestic

Domestic data services contributed Php16,114 million in the first nine months of 2014, an increase of Php1,297 million, or 9%, as compared with Php14,817 million in the same period in 2013 mainly due to higher DSL and Fibr revenues, and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and higher demand for offshoring and outsourcing services. The percentage contribution of domestic data service revenues to total data and other network services were 71% and 73% in the first nine months of 2014 and 2013, respectively.

Broadband

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection, which is intended for individual internet users.
Broadband data revenues amounted to Php10,197 million in the first nine months of 2014, an increase of Php1,130 million, or 12%, from Php9,067 million in the same period in 2013 as a result of the increase in the number of subscribers by 101,707, or 11%, to 1,051,469 subscribers as at September 30, 2014 from 949,762 subscribers as at September 30, 2013. Broadband revenues accounted for 45% of total data and other network service revenues in each of the first nine months of 2014 and 2013.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at September 30, 2014, SWUP had a total subscriber base of 34,702, up by 6,363, or 22%, from 28,339 subscribers as at September 30, 2013. Leased lines and other data revenues amounted to Php5,917 million in the first nine months of 2014, an increase of Php167 million, or 3%, from Php5,750 million in the same period in 2013, primarily due to higher revenues from Shops.Work, IP-VPN and Diginet, partially offset by lower internet exchange revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 26% and 28% in the first nine months of 2014 and 2013, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies. International data service revenues increased by Php649 million, or 15%, to Php4,896 million in the first nine months of 2014 from Php4,247 million in the same period in 2013, primarily due to higher i-Gate and Fibernet revenues, IP-VPN local access services, and an increase in revenues from various global service providers, as well as the favorable effect of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues were 22% and 21% in the first nine months of 2014 and 2013, respectively.

Data Centers

Data centers provide co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. As at September 30, 2014, ePLDT Group has a total of 2,262 rack capacity in five locations covering Metro Manila, Subic and Cebu. Data center revenues increased by Php261 million, or 20%, to Php1,535 million in the first nine months of 2014 from Php1,274 million in the same period in 2013 mainly due to higher revenues from co-location and managed services. The percentage contribution of this service segment to our total data and other network service revenues were 7% and 6% in the first nine months of 2014 and 2013, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees, and directory advertising. These service revenues increased by Php279 million, or 18%, to Php1,808 million in the first nine months of 2014 from Php1,529 million in the same period in 2013 mainly due to higher outsourcing and management fees and co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues were 4% and 3% in the first nine months of 2014 and 2013, respectively.

Non-service Revenues

Non-service revenues increased by Php394 million, or 33%, to Php1,584 million in the first nine months of 2014 from Php1,190 million in the same period in 2013, primarily due to higher revenues as a result of the launching of 2-in-1 wireless HOME bundles, FabTAB for MyDSL retention and TVolution units and from the sale of several managed PABX and OnCall solution and equipment for PLDT UNO, a managed unified communications offering, partially offset by lower computer-bundled sales.

Expenses

Expenses related to our fixed line business totaled Php41,398 million in the first nine months of 2014, an increase of Php1,511 million, or 4%, as compared with Php39,887 million in the same period in 2013. The increase was primarily due to higher expenses related to repairs and maintenance, cost of sales, selling and promotions, interconnection costs, professional and other contracted services, taxes and licenses, depreciation and amortization, communication, training and travel, compensation and employee benefits, and insurance and security services, partly offset by lower expenses related to asset impairment, rent, amortization of intangible assets and other expenses. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 83% and 85% in the first nine months of 2014 and 2013, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the nine months ended September 30, 2014 and 2013 and the percentage of each expense item to the total:

					Increase (Decrease)
	2014	%	2013	%	Amount	%
				(in millions)
Depreciation and amortization	10,038	24	Php9,934	25	104	1
Compensation and employee benefits	9,726	23	9,685	24	41	–
Interconnection costs	6,185	15	6,021	15	164	3
Repairs and maintenance	4,939	12	4,102	10	837	20
Professional and other contracted services	2,735	7	2,575	7	160	6
Rent	1,801	4	1,930	5	(129)	(7)
Cost of sales	1,528	4	1,204	3	324	27
Selling and promotions	1,487	4	1,171	3	316	27
Taxes and licenses	1,046	3	888	2	158	18
Communication, training and travel	632	1	555	2	77	14
Insurance and security services	527	1	491	1	36	7
Asset impairment	304	1	857	2	(553)	(65)
Amortization of intangible assets	–	–	1	–	(1)	(100)
Other expenses	450	1	473	1	(23)	(5)

Total	41,398	100	39,887	100	1,511	4

Depreciation and amortization charges increased by Php104 million, or 1%, to Php10,038 million due to higher depreciable asset base.

Compensation and employee benefits expenses increased by Php41 million to Php9,726 million primarily due to higher provision for pension benefits, salaries and employee benefits, and LTIP costs, partially offset by lower MRP costs, as a result of the retroactive adjustment of the application of the Revised PAS 19 of Php732 million in the first nine months of 2013. Employee headcount decreased to 9,724 in the first nine months of 2014 as compared with 9,892 in the same period in 2013 mainly due to a decrease in ePLDT’s headcount.

Interconnection costs increased by Php164 million, or 3%, to Php6,185 million primarily due to higher international interconnection/settlement costs as a result of higher average settlement rate to other domestic carriers, and data and other network interconnection/settlement costs particularly Fibernet, partially offset by lower national interconnection/settlement costs due to lower sent paid calls that terminated to other domestic carriers.

Repairs and maintenance expenses increased by Php837 million, or 20%, to Php4,939 million primarily due to higher repairs and maintenance costs on central office/telecoms equipment, higher IT software and hardware maintenance costs, and an increase in office electricity expenses, and site gas and fuel, partially offset by lower repairs and maintenance costs for buildings.

Professional and other contracted service expenses increased by Php160 million, or 6%, to Php2,735 million primarily due to higher contracted and technical service fees, partially offset by lower consultancy fees.

Rent expenses decreased by Php129 million, or 7%, to Php1,801 million primarily due to decrease in site, pole, office building and leased circuit rental charges.

Cost of sales increased by Php324 million, or 27%, to Php1,528 million primarily due to the launching of 2-in-1 tablet, FabTab for MyDSL retention and TVolution units, and higher sale of Telpad and PLP units, partially offset by lower computer bundled sales.

Selling and promotion expenses increased by Php316 million, or 27%, to Php1,487 million primarily due to higher commissions, events costs and advertising, partially offset by lower public relations expenses.

Taxes and licenses increased by Php158 million, or 18%, to Php1,046 million as a result of higher business-related taxes.

Communication, training and travel expenses increased by Php77 million, or 14%, to Php632 million mainly due to higher training and travel, and communication, and mailing and courier charges, partly offset by lower fuel consumption costs, and freight and hauling charges.

Insurance and security services increased by Php36 million, or 7%, to Php527 million primarily due to higher expenses on office security services and group health insurance premiums, partially offset by lower insurance and bond premiums.

Asset impairment decreased by Php553 million, or 65%, to Php304 million mainly due to lower provision for uncollectible receivables, partly offset by fixed asset impairment provision in the first nine months of 2014.

Amortization of intangible assets amounted to Php1 million for the first nine months of 2013.

Other expenses decreased by Php23 million, or 5%, to Php450 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the nine months ended September 30, 2014 and 2013:

			Change
	2014	2013	Amount	%
Other Income (Expenses):		(in millions)
Interest income	Php242	Php318	(Php76)	24
Equity share in net earnings (losses) of associates	88	(18)	106	(589)
Gains on derivative financial instruments – net	42	508	(466)	(92)
Foreign exchange losses – net	(128)	(1,000)	872	87
Financing costs – net	(2,673)	(2,644)	(29)	1
Others	1,917	1,755	162	9

Total	(Php512)	(1,081)	569	(53)

Our fixed line business’ other expenses amounted to Php512 million in the first nine months of 2014, a decrease of Php569 million, or 53%, from Php1,081 million in the same period in 2013 due to the combined effects of the following: (i) lower foreign exchange losses by Php872 million on account of revaluation of net foreign currency-denominated liabilities due to lower level of depreciation of the Philippine peso relative to the U.S. dollar; (ii) an increase in other income by Php162 million due to gain on fair value adjustment on investment properties and gain on purchase price adjustment in relation with the acquisition of Digitel, partially offset by gain on sale of Philweb shares in 2013 and lower gain on insurance claims; (iii) equity share in net earnings of associates of Php88 million in the first nine months of 2014 as against equity share in net losses of associates of Php18 million in the same period in 2013; (iv) higher financing costs by Php29 million mainly due to higher outstanding debt balance and the effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, partly offset by lower financing charges, lower average interest rate, and higher capitalized interest; (v) a decrease in interest income by Php76 million due to lower weighted average peso and dollar interest rates, partly offset by higher amount of peso placements and the depreciation of the Philippine peso to the U.S. dollar; and (vi) lower gain on derivative financial instruments by Php466 million due to narrower dollar and peso interest rate differentials in the first nine months of 2014 as compared with the same period in 2013, and losses on matured Euro/U.S. dollar forward purchase contracts due to the appreciation of the U.S. dollar relative to the Euro.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php2,258 million in the first nine months of 2014, an increase of Php2,339 million, from a tax benefit of Php81 million in the same period in 2013 primarily due to higher taxable income and the recognition of deferred tax assets on intangible assets in 2013. The effective tax rates for our fixed line business were 28% and negative 1% in the first nine months of 2014 and 2013, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php5,868 million in the first nine months of 2014, a decrease of Php425 million, or 7%, as compared with Php6,293 million in the same period in 2013.

EBITDA

Our fixed line business’ EBITDA increased by Php944 million, or 5%, to Php18,904 million in the first nine months of 2014 from Php17,960 million in the same period in 2013.

Core Income

Our fixed line business’ core income decreased by Php1,080 million, or 15%, to Php5,925 million in the first nine months of 2014 from Php7,005 million in the same period in 2013, primarily as a result of higher fixed line expenses and provision for income tax, partially offset by higher fixed line revenues and lower other expenses.

Others

Other Income

The following table summarizes the breakdown of other income for other business segment for the nine months ended September 30, 2014 and 2013:

			Change
	2014	2013	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates and joint ventures	2,599	2,393	206	9
Interest income	226	101	125	124
Foreign exchange gains – net	10	364	(354)	(97)
Gains on derivative financial instruments – net	3	–	3	–
Financing costs-net	(16)	–	(16)	–
Others	1,543	37	1,506	4,070

Total	4,365	2,895	1,470	51

Other income increased by Php1,470 million, or 51%, to Php4,365 million in the first nine months of 2014 from Php2,895 million in the same period in 2013 primarily due to higher other income by Php1,506 million due to the realized portion of deferred gain on the transfer of Meralco shares, higher equity share in net earnings of associates by Php206 million mainly due to the increase in equity share in the net earnings of Beacon, an increase in interest income by Php125 million and gain on derivative financial instruments of Php3 million in the first nine months of 2014, partially offset by the increase in financing costs of Php16 million and decrease in net foreign exchange gains of Php354 million in the first nine months of 2014.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php4,232 million, an increase of Php1,416 million, or 50%, in the first nine months of 2014 from Php2,816 million in the same period in 2013.

Core Income

Our other business segment’s core income amounted to Php4,287 million in the first nine months of 2014, an increase of Php1,789 million, or 72%, as compared with Php2,498 million in the same period in 2013 mainly as a result of higher other income.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the nine months ended September 30, 2014 and 2013, as well as our consolidated capitalization and other consolidated selected financial data as at September 30, 2014 and December 31, 2013:

	For the nine months ended September 30,
	2014	2013
		(in millions)
Cash Flows
Net cash flows provided by operating activities	46,573		51,605
Net cash flows used in investing activities	(36,589)		(8,001)
Capital expenditures	15,981		14,888
Net cash flows used in financing activities	(18,517)		(52,652)
Net decrease in cash and cash equivalents	(8,211)		(8,517)
	September 30,		December 31,

	2014		2013

		(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	117,928		88,924
Obligations under finance lease	2		6

	117,930		88,930

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	14,774		15,166
Obligations under finance lease maturing within one year	5		5

	14,779		15,171

Total interest-bearing financial liabilities	132,709		104,101
Total equity attributable to equity holders of PLDT	122,427		137,147

	255,136		241,248

Other Selected Financial Data
Total assets	416,137		399,638
Property, plant and equipment	186,988		192,665
Cash and cash equivalents	23,694		31,905
Short-term investments	640		718

Our consolidated cash and cash equivalents and short-term investments totaled Php24,334 million as at September 30, 2014. Principal sources of consolidated cash and cash equivalents in the first nine months of 2014 were cash flows from operating activities amounting to Php46,573 million, proceeds from availment of long-term debt of Php39,692 million, dividends received of Php1,855 million, interest received of Php459 million and proceeds from disposal of property, plant and equipment of Php210 million. These funds were used principally for: (1) dividend payments of Php39,884 million; (2) purchase of investments available for sale of Php19,577 million; (3) capital outlays, including capitalized interest, of Php15,981 million; (4) debt principal and interest payments of Php11,664 million and Php3,599 million, respectively; (5) net payment of capital expenditures under long-term financing of Php2,435 million; (6) settlement of derivative financial instruments of Php485 million; (7) net payment for purchase of investment in debt securities of Php330 million; (8) deposit for future PDRs of Php300 million;
(9) payment for purchase of investment in joint ventures and associates of Php300 million; and
(10) payment for acquisition of shares of minority shareholders and purchase of investment in subsidiaries – net of cash acquired of Php188 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php30,374 million as at September 30, 2013. Principal sources of consolidated cash and cash equivalents in the first nine months of 2013 were cash flows from operating activities amounting to Php51,605 million, proceeds from availment of long-term debt of Php31,701 million, proceeds from disposal of investments, net of cash of deconsolidated subsidiaries, of Php12,075 million, proceeds from sale of Philweb shares of Php1,009 million, interest received of Php742 million and dividends received of Php426 million. These funds were used principally for: (1) debt principal and interest payments of Php42,473 million and Php3,832 million, respectively; (2) dividend payments of Php37,634 million; (3) capital outlays, net of capitalized interest, of Php14,888 million; (4) deposits for PDR subscription of Php3,950 million;
(5) payment for purchase of investments in joint ventures and associates of Php1,644 million; (6) net payment for purchase of investment in debt securities of Php501 million; and (7) settlements of derivative financial instruments of Php427 million.

Operating Activities

Our consolidated net cash flows provided by operating activities decreased by Php5,032 million, or 10%, to Php46,573 million in the first nine months of 2014 from Php51,605 million in the same period in 2013, primarily due to lower level of collection of receivables and higher pension contribution, corporate taxes paid, and higher settlement of accounts payable, partially offset by lower settlement of other liabilities and higher prepayments.

Cash flows provided by operating activities of our fixed line business decreased by Php5,297 million, or 26%, to Php15,185 million in the first nine months of 2014 from Php20,482 million in the same period in 2013, primarily due to lower level of collection of account receivable and other receivables, lower operating income, and higher pension contribution, partially offset by lower level of settlement of accounts payable and other liabilities. Cash flows provided by operating activities of our wireless business decreased by Php1,224 million, or 4%, to Php31,508 million in the first nine months of 2014 from Php32,732 million in the same period in 2013, primarily due to higher level of settlement of accounts payable, lower operating income and lower level of collection of outstanding receivables, partially offset by lower level of settlement of other liabilities and lower prepayments. Cash flows used in operating activities of our other business amounted to Php27 million in the first nine months of 2014 as against cash flows provided by operating activities of Php3,034 million in the same period in 2013 primarily due to collection of receivables and lower level of settlement of accounts payable in 2013.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php36,589 million in the first nine months of 2014, a change of Php28,588 million, from Php8,001 million in the same period in 2013, primarily due to the combined effects of the following: (1) higher purchase of investments available for sale of Php19,562 million; (2) net proceeds from disposal of investments, including sale of Philweb shares, of Php13,081 million in 2013; (3) the increase in capital expenditures by Php1,093 million;
(4) lower interest received by Php283 million; (5) higher payment for acquisition of shares of minority shareholders and purchase of investment in subsidiaries – net of cash acquired of Php181 million;
(6) net payment for purchase of investment in debt securities of Php171 million; (7) a decrease in payment for deposit for future PDRs subscription of Php3,650 million; (8) higher dividends received by Php1,429 million; and (9) lower payment for purchase of investment in joint ventures and associates of Php1,344 million.

Our consolidated capital expenditures, including capitalized interest, in the first nine months of 2014 totaled Php15,981 million, an increase of Php1,093 million, or 7%, as compared with Php14,888 million in the same period in 2013, primarily due to Smart Group’s higher capital spending, partially offset by PLDT’s and DMPI’s lower capital spending. PLDT’s capital spending of Php6,459 million in the first nine months of 2014 was principally used to finance the full public switched telephone network migration, aggressive Fiber-to-the-Home and NGN roll-out and expansion, outside plant rehabilitation, build and upgrade of various submarine cable facilities, fortification of transport backbone, expansion of access fiber and various customer premises equipment acquisition to complement introduction of new products and services. Smart Group’s capital spending of Php8,773 million in the first nine months of 2014 was used primarily to modernize and expand its 3G/4G cellular and mobile broadband networks, including the roll-out of LTE network, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. DMPI’s capital spending of Php144 million in the first nine months of 2014 was intended principally to finance the continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may continue to make acquisitions and investments in companies or businesses whenever we deem such acquisitions and investments will contribute to our growth.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php18,517 million in the first nine months of 2014, a decrease of Php34,135 million, or 65%, from Php52,652 million in the same period in 2013, resulting largely from the combined effects of the following: (1) lower net payments of long-term debt by Php30,809 million; (2) higher proceeds from availment of long-term debt by Php7,991 million; (3) lower interest payment by Php233 million; (4) net reductions to capital expenditures under long-term financing by Php2,608 million; (5) higher cash dividend payments of Php2,250 million; and (6) settlement of derivative financial instruments of Php58 million.

Debt Financing

Proceeds from availment of long-term debt for the nine months ended September 30, 2014 amounted to Php39,692 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php11,664 million and Php3,599 million, respectively, in the first nine months of 2014.

Our consolidated long-term debt increased by Php28,612 million, or 27%, to Php132,702 million as at September 30, 2014 from Php104,090 million as at December 31, 2013, primarily due to our issuance of Php15 billion fixed rate retail bonds in 2014, drawings from our term loan facilities and the effect of the depreciation of the Philippine peso relative to the U.S. dollar to Php44.88 as at September 30, 2014 from Php44.40 as at December 31, 2013, partially offset by debt amortizations and prepayments. As at September 30, 2014, the long-term debt levels of PLDT and Smart increased by 40% and 22%, to Php79,491 million and Php43,636 million, respectively, while DMPI’s long-term debt level decreased by 16%, to Php9,575 million, as compared with December 31, 2013.

On January 29, 2014, Smart signed a Php3,000 million term loan facility agreement with Land Bank of the Philippines, or LBP, to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php3,000 million was fully drawn on February 5, 2014. The amount of Php2,986 million, net of unamortized debt discount, remained outstanding as at September 30, 2014.

On February 3, 2014, Smart signed a Php500 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php500 million was fully drawn on February 7, 2014 and remained outstanding as at September 30, 2014.

On February 6, 2014, PLDT issued Php15,000 million Philippine SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds are intended to be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network expansion and improvements. The amount comprises of Php12.4 billion and Php2.6 billion bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively. The amount of Php14,861 million, net of unamortized debt discount, remained outstanding as at September 30, 2014.

On March 7, 2014, Smart signed a US$100 million term loan facility agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing twelve months after drawdown date, with final installment on March 7, 2019. The loan was partially drawn in the amounts of US$35 million and US$30 million on March 24, 2014 and
August 1, 2014, respectively. The amount of US$63 million, or Php2,843 million, net of unamortized debt discount, remained outstanding as at September 30, 2014.

On March 26, 2014, Smart signed a Php2,000 million term loan facility agreement with Union Bank of the Philippines to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021. The amount of Php2,000 million was fully drawn on March 28, 2014 and remained outstanding as at September 30, 2014.

On April 2, 2014, PLDT signed a Php1,500 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 4, 2024. The amount of Php1,500 million was fully drawn on April 4, 2014 and remained outstanding as at September 30, 2014.

On April 2, 2014, Smart signed a Php500 million term loan facility agreement with Banco de Oro Unibank, Inc. to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021. The amount of Php500 million loan was fully drawn on April 4, 2014 and remained outstanding as at September 30, 2014.

On May 14, 2014, Smart signed a US$50 million term loan facility agreement with Mizuho Bank Ltd., Singapore Branch to finance the capital expenditures for its network upgrade and expansion program. The loan is payable over five years in nine equal semi-annual installments commencing eleven months after drawdown date, with final installment on May 14, 2019. The loan was fully drawn on July 1, 2014. The amount of US$49 million, or Php2,211 million, net of unamortized debt discount, remained outstanding as at September 30, 2014.

On May 23, 2014, PLDT signed a Php1,000 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on May 28, 2024. The amount of Php1,000 million was fully drawn on May 28, 2014 and remained outstanding as at September 30, 2014.

On June 9, 2014, PLDT signed a Php1,000 million term loan facility agreement with LBP to finance its capital expenditure requirements. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on June 13, 2024. The amount of Php1,000 million was fully drawn on June 13, 2014 and remained outstanding as at September 30, 2014.

On July 28, 2014, PLDT signed a Php1,500 million term loan facility with UBP to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on July 31, 2024. The amount of Php1,500 million was fully drawn on July 31, 2014 and remained outstanding as at September 30, 2014.

On August 5, 2014, PLDT signed a US$100 million term loan facility agreement with Philippine National Bank, or PNB, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on August 11, 2020. Two separate drawdowns of US$50 million each were drawn on August 11, 2014 and August 15, 2014. The amount of US$100 million, or Php4,488 million, remained outstanding as at September 20, 2014.

On August 29, 2014, PLDT signed a US$50 million term loan facility agreement with Metropolitan Bank and Trust Company, or Metrobank, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over six years with a semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020. The loan was drawn in full on September 2, 2014. The amount of US$50 million, or Php2,244 million, remained outstanding as at September 30, 2014.

Approximately Php61,428 million principal amount of our consolidated outstanding long-term debt as at September 30, 2014 is scheduled to mature over the period from 2014 to 2017. Of this amount, Php29,986 million is attributable to PLDT, Php23,847 million to Smart and Php7,595 million to DMPI.

For a complete discussion of our long-term debt, see Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

As a result of the acquisition of Digitel, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGSHI, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at September 30, 2014, the outstanding balance of DMPI loans covered by PLDT guarantees is Php9,575 million. There are no outstanding Digitel loans covered by PLDT guarantees as at September 30, 2014.

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at September 30, 2014 and December 31, 2013, we are in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments in the first nine months of 2014 amounted to Php39,884 million as compared with Php37,634 million paid to shareholders in the same period in 2013.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the nine months ended September 30, 2014 and 2013:

	Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in millions, except per share amount)
2014
Common
Regular Dividend	August 5, 2014	August 28, 2014	September 26, 2014	69.00	14,908
					14,908
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 28, 2014	February 27, 2014	March 15, 2014	–	12
	May 6, 2014	May 27, 2014	June 15, 2014	–	12
	August 5, 2014	August 20, 2014	September 15, 2014	–	13

					37
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	–
Voting Preferred Stock	March 4, 2014	March 20, 2014	April 15, 2014	–	3
	June 10, 2014	June 27, 2014	July 15, 2014	–	3
	September 30, 2014	October 15, 2014	October 15, 2014	–	2

					8
Charged to Retained Earnings					14,953

2013
Common
Regular Dividend	August 7, 2013	August 30, 2013	September 27, 2013	63.00	13,611
					13,611
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 29, 2013	February 28, 2013	March 15, 2013	–	12
	May 7, 2013	May 27, 2013	June 15, 2013	–	13
	August 7, 2013	August 23, 2013	September 15, 2013	–	12

					37
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	–
Voting Preferred Stock	March 5, 2013	March 20, 2013	April 15, 2013	–	3
	June 14, 2013	June 28, 2013	July 15, 2013	–	3
	August 27, 2013	September 11, 2013	October 15, 2013	–	2

					8
Charged to Retained Earnings					13,656

(1) Dividends were declared based on total amount paid up.

See Note 20 – Equity to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at September 30, 2014 and December 31, 2013, see Note 28 – Financial Assets and Liabilities – Liquidity Risks to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php17 million and Php20 million as at September 30, 2014 and December 31, 2013, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at September 30, 2014 and June 30, 2014 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	September 30,	June 30,
	2014	2014
	(Unaudited)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial investments
Listed equity securities	98	96
Unlisted equity securities	19,706	126
Investments in debt securities and other long-term investments – net of current portion	2,657	2,589
Derivative financial assets – interest rate swap	178	26
Advances and other noncurrent assets – net of current portion	3,891	3,970

Total Financial Assets	26,530	6,807

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	119,587	110,983
Derivative financial liabilities	1,503	1,820
Customers’ deposits	1,934	1,979
Deferred credits and other noncurrent liabilities	16,189	16,111

Total noncurrent financial liabilities	139,213	130,893

Current Financial Liabilities
Derivative financial liabilities	209	105
Total Financial Liabilities	139,422	130,998

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the nine months ended September 30, 2014 and six months ended June 30, 2014:

	September 30,	June 30,
	2014	2014
	(Unaudited)
	(in millions)
Profit and Loss
From continuing operations
Interest income	567	395
Gains (losses) on derivative financial instruments – net	13	(164)
Accretion on financial liabilities	(119)	(84)
Interest on loans and other related items	(3,976)	(2,555)
Other Comprehensive Income
Net fair value gains (losses) on cash flow hedges – net of tax	21	(7)
Net gains (losses) on available-for-sale financial investments – net of tax	(4)	2

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in the first nine months of 2014 and 2013 were 4.4% and 2.8%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

Sale of Healthcare Business by Asia Outsourcing Gamma Limited, or AOGL

On October 1, 2014, AOGL’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total value of US$235 million.  AOGL is a wholly-owned subsidiary of Asia Outsourcing Beta Limited, or Beta, which is, in turn, owned 80% by CVC Capital Partners, one of the world’s leading private equity and investment advisory firms, and 20% by PLDT through its indirect subsidiary, PLDT Global Investments Corporation, or PGIC.  As a result of the sale, PGIC received a cash distribution of US$42 million from Beta.

PLDT’s Investment in Rocket Internet AG, or Rocket

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.

Pursuant to the terms of the partnership agreement, PLDT invested €333 million in cash, for new shares equivalent to a 10% stake in Rocket. These new shares are of the same class and bear the same rights as the Rocket shares held by the current investors then, namely:  Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly: European Founders Fund GmbH). PLDT fully paid the €333 million investment in two tranches on September 8 and 15, 2014, which it funded from available cash and new debt. In line with PLDT’s right to appoint one member of Rocket’s nine-person Supervisory Board, on August 22, 2014, PLDT’s President and Chief Executive Officer, Napoleon L. Nazareno, was appointed to the Rocket Supervisory Board.

Concurrent with the investment, PLDT and Rocket agreed to jointly develop mobile and online payments in emerging markets. The partnership will leverage PLDT’s experience and intellectual property in mobile payments and remittance platforms, together with Rocket’s global technology platform, to provide products and services for the “unbanked, uncarded and unconnected” population in emerging markets.

PLDT’s investment terms reflect its long-term commitment to Rocket and its unique ability to combine PLDT’s world-class mobile money expertise and resources with Rocket’s global platform to drive future value-enhancing growth opportunities.

On August 15, 2014, United Internet AG announced its strategic investment in Rocket and invested a total of €435 million for a 10.7% stake in Rocket.  In addition, the equity participation of Global Founders Fund in Global Founders Capital valued at €153 million was contributed into Rocket. Following these transactions, PLDT’s ownership in Rocket was reduced to 8.6%.

On August 21, 2014, Rocket announced the contribution by Holtzbrinck Ventures of its entire stakes in seven of Rocket’s most developed e-commerce businesses into Rocket in exchange for a 2.5% equity stake in Rocket.  This further reduced PLDT’s stake in Rocket to 8.4%.

Also on August 21, 2014, PLDT and PLDT Online Investments Pte. Ltd., or PLDT Online, a wholly-owned subsidiary of PDIPL, which is a wholly-owned subsidiary of PLDT, entered into an Assignment Agreement, wherein PLDT assigned all its rights, title and interest as well as its entire obligations related to its investment in Rocket to PLDT Online.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket listed in the Entry Standard of the Frankfurt Stock Exchange   under the ticker symbol “RKET.”  PLDT’s ownership stake in Rocket after the IPO was reduced to 6.6%.  At the closing price of Rocket as at November 3, 2014 of €41.50 per share, the total market value of PLDT’s stake in Rocket is €419 million or Php23,563 million.

Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket has more than 20,000 employees in its network of companies across over 100 countries, with aggregated revenues in excess of €700 million in 2013.  Its most prominent brands include leading Southeast Asian e-Commerce businesses, Zalora and Lazada, as well as fast growing brands with strong positions in their markets, such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh, in Latin America, Africa, Middle East, Russia, India and Europe.  Alongside e-Commerce and marketplaces, financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

Sale of Beacon’s Meralco Shares to Metro Pacific Investments Corporation, or MPIC

On June 24, 2014, Beacon and MPIC, with PCEV’s conformity, entered into a Share Purchase Agreement to sell 56 million common shares, comprising of approximately 5% interest in Meralco to MPIC at a price of Php235 per share for an aggregate consideration of Php13,243 million. Based on the agreement, MPIC settled a portion of the consideration amounting to Php3,000 million immediately upon signing of the agreement and the balance will be payable on or before February 2015.

Upon completion of the sale, PCEV’s effective interest in Meralco, through Beacon, was reduced to 22.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 27.48%. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96%.

IPCDSI’s Acquisition of Rack I.T. Data Center, Inc., or Rack IT

On January 28, 2014, IPCDSI entered into a Sale and Purchase Agreement with a third party to acquire 100% ownership in Rack IT with total purchase price of Php164 million. Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center. As at the date of this report, Rack IT is still at pre-operating phase and construction of its data center facility, which is located in Sucat, Parañaque, is still ongoing.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 25 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at September 30, 2014:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
			(in millions)
Retail subscribers	15,099	4,567	1,441	455	8,636
Corporate subscribers	7,981	1,483	1,369	684	4,445
Foreign administrations	7,858	1,460	845	576	4,977
Domestic carriers	1,244	669	197	91	287
Dealers, agents and others	4,843	3,851	155	97	740

Total	37,025	12,030	4,007	1,903	19,085

Less: Allowance for doubtful accounts.	15,238
Total Receivables — net	21,787

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at September 30, 2014 and 2013:

	2014	2013
Current Ratio(1)	0.47:1.0	0.53:1.0
Net Debt to Equity Ratio(2)	0.89:1.0	0.57:1.0
Net Debt to EBITDA Ratio(3)	1.45:1.0	1.02:1.0
Total Debt to EBITDA Ratio(4)	1.78:1.0	1.41:1.0
Asset to Equity Ratio(5)	3.40:1.0	2.80:1.0
Interest Coverage Ratio(6)	9.62:1.0	6.36:1.0
Profit Margin(7)	22%	23%
Return on Assets(8)	8.4%	9.2%
Return on Equity(9)	27%	26%
EBITDA Margin(10)	46%	49%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2)	Net Debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity.

(3)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by EBITDA for the 12 months average period.

(4)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) divided by EBITDA for the 12 months average period.

(5)	Asset to equity ratio is measured as total assets divided by total equity.

(6)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the period, divided by total financing cost for the 12 months average period.

(7)	Profit margin is derived by dividing net income for the period with total revenues for the period.

(8)	Return on assets is measured as net income for the 12 months average period divided by average total assets.

(9)	Return on Equity is measured as net income for the 12 months average period divided by average total equity.

(10)	EBITDA margin for the period is measured as EBITDA divided by service revenues for the period.EBITDA for the period is measured as net income for the period excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associated and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) for the period.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first nine months of 2014 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Signature and Title: /s/Napoleon L. Nazareno—

Napoleon L. Nazareno
President and Chief Executive Officer
Signature and Title: /s/Anabelle Lim Chua—

Anabelle Lim-Chua
Senior Vice President and Treasurer
(Principal Financial Officer)
Signature and Title: /s/June Cheryl A. Cabal-Revilla—

June Cheryl A. Cabal-Revilla
First Vice President and Controller
(Principal Accounting Officer)
Date: November 4, 2014

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013 (AUDITED)
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at September 30,	As at December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 13 and 21)	186,988	192,665
Investments in associates, joint ventures and deposits (Notes 3, 4, 5, 10 and 25)	44,135	41,310
Available-for-sale financial investments (Notes 6, 11 and 28)	19,804	220
Investment in debt securities and other long-term investments – net of current portion (Notes 12 and 28)	2,639	2,643
Investment properties (Notes 3, 6, 9 and 13)	1,814	1,222
Goodwill and intangible assets (Notes 3, 4, 15 and 22)	73,095	73,918
Deferred income tax assets – net (Notes 3, 4 and 7)	15,350	14,181
Derivative financial assets (Note 28)	178	24
Prepayments – net of current portion (Notes 3, 5, 19, 25 and 26)	2,922	3,031
Advances and other noncurrent assets – net of current portion (Note 28)	4,981	2,761

Total Noncurrent Assets	351,906	331,975

Current Assets
Cash and cash equivalents (Notes 16 and 28)	23,694	31,905
Short-term investments (Note 28)	640	718
Trade and other receivables (Notes 3, 5, 17, 25 and 28)	21,787	17,564
Inventories and supplies (Notes 4, 5 and 18)	3,389	3,164
Derivative financial assets (Note 28)	–	10
Current portion of investment in debt securities and other long-term investments (Notes 12 and 28)	371	–
Current portion of prepayments (Note 19)	6,141	6,054
Current portion of advances and other noncurrent assets (Notes 20 and 28)	8,209	8,248

Total Current Assets	64,231	67,663
TOTAL ASSETS	416,137	399,638

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock (Notes 8, 20 and 28)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Notes 8, 20 and 28)	1,093	1,093
Treasury stock (Notes 8, 20 and 28)	(6,505)	(6,505)
Capital in excess of par value	130,522	130,562
Retained earnings (Note 20)	10,910	22,968
Other comprehensive income (Note 6)	(14,103)	(11,481)
Total Equity Attributable to Equity Holders of PLDT (Note 28)	122,427	137,147
Noncontrolling interests (Note 6)	326	179

TOTAL EQUITY	122,753	137,326

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 21, 24 and 28)	117,930	88,930
Deferred income tax liabilities – net (Notes 4 and 7)	4,400	4,437
Derivative financial liabilities (Note 28)	1,503	1,869
Customers’ deposits (Note 28)	2,480	2,545
Pension and other employee benefits (Notes 3, 5 and 26)	11,555	13,439
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 22, 24 and 28)	19,710	22,045

Total Noncurrent Liabilities	157,578	133,265

Current Liabilities
Accounts payable (Notes 23, 25, 27 and 28)	32,288	34,882
Accrued expenses and other current liabilities (Notes 3, 10, 15, 20, 21, 22, 24, 25, 26 and 28)	83,769	74,256
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 21, 24 and 28)	14,779	15,171
Provision for claims and assessments (Notes 3 and 27)	897	897
Dividends payable (Notes 20 and 28)	1,065	932
Derivative financial liabilities (Note 28)	209	105
Income tax payable (Note 7)	2,799	2,804

Total Current Liabilities	135,806	129,047
TOTAL LIABILITIES	293,384	262,312

TOTAL EQUITY AND LIABILITIES	416,137	399,638

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Nine Months and Three Months Ended September 30, 2014 and 2013
(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)
REVENUES
Service revenues (Notes 2, 3 and 4)	122,910	121,604	40,380	40,567
Non-service revenues (Notes 3, 4 and 5)	4,360	2,981	1,462	1,017

	127,270	124,585	41,842	41,584

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	21,897	22,180	7,407	7,648
Compensation and employee benefits (Notes 3, 5 and 26)	15,777	16,307	5,334	5,449
Repairs and maintenance (Notes 13, 18 and 25)	10,952	9,524	3,841	2,990
Cost of sales (Notes 5, 18 and 25)	10,180	8,532	3,255	2,994
Selling and promotions (Note 25)	7,905	6,598	2,977	2,313
Interconnection costs (Note 2)	7,866	7,865	2,589	2,509
Professional and other contracted services (Note 25)	4,824	4,544	1,441	1,712
Rent (Notes 3, 25 and 28)	4,754	4,224	1,511	1,373
Taxes and licenses (Note 27)	2,485	2,625	538	884
Asset impairment (Notes 3, 4, 5, 9, 10, 17, 18 and 28)	1,816	2,120	395	729
Communication, training and travel	1,724	1,570	589	507
Insurance and security services (Note 25)	1,360	1,252	454	409
Amortization of intangible assets (Notes 3, 4 and 15)	862	736	288	283
Other expenses	1,104	1,141	372	313

	93,506	89,218	30,991	30,113

	33,764	35,367	10,851	11,471

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	2,687	2,308	604	803
Interest income (Notes 4, 5, 12 and 16)	567	680	172	195
Gains on derivative financial instruments – net (Notes 4 and 28)	13	492	177	44
Foreign exchange losses – net (Notes 4, 9 and 28)	(741)	(2,004)	(1,200)	(82)
Financing costs – net (Notes 4, 5, 9, 21 and 28)	(3,855)	(5,245)	(1,357)	(1,918)
Other income – net (Notes 3, 4, 13 and 19)	4,268	1,599	1,220	146

	2,939	(2,170)	(384)	(812)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS (Note 4)	36,703	33,197	10,467	10,659
PROVISION FOR INCOME TAX (Notes 2, 3, 4 and 7)	8,766	6,271	2,531	1,594

NET INCOME FROM CONTINUING OPERATIONS (Note 4)	27,937	26,926	7,936	9,065
NET INCOME FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	–	2,069	–	206

NET INCOME (Note 4)	27,937	28,995	7,936	9,271

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	27,957	28,954	7,934	9,247
Noncontrolling interests (Notes 4 and 8)	(20)	41	2	24

	27,937	28,995	7,936	9,271

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	129.19	133.81	36.65	42.72
Diluted	129.19	133.81	36.65	42.72

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	129.19	124.23	36.65	41.76
Diluted	129.19	124.23	36.65	41.76

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Nine Months and For the Three Months Ended September 30, 2014 and 2013
(in million pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)
NET INCOME (Note 4)	27,937	28,995	7,936	9,271
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	154	–	(11)	–
Foreign currency translation differences of subsidiaries	27	752	60	(34)
Net transactions on cash flow hedges:	21	68	11	249
Net fair value gains on cash flow hedges (Note 28)	29	144	30	371
Income tax related to fair value adjustments charged directly to equity (Note 7)	(8)	(76)	(19)	(122)
Net gains (losses) on available-for-sale financial investments:	(4)	6	4	(19)
Gains (losses) from changes in fair value recognized during the period	(4)	8	4	(19)
Income tax related to fair value adjustments charged directly to equity (Note 7)	–	(2)	–	–
Net other comprehensive income to be reclassified to profit or loss in subsequent periods	198	826	64	196

Revaluation increment on investment properties:	(1)	(1)	–	–
Depreciation of revaluation increment in investment property transferred to property, plant and equipment (Note 9)	(2)	(2)	(1)	(1)
Income tax related to revaluation increment charged directly to equity (Note 7)	1	1	1	1
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	(186)	–	84	–
Actuarial losses on defined benefit obligations:	(2,630)	452	(819)	(79)
Remeasurement in actuarial losses on defined benefit obligations	(3,806)	452	(1,194)	(79)
Income tax related to remeasurement adjustments (Note 7)	1,176	–	375	–

Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods	(2,817)	451	(735)	(79)
Total Other Comprehensive Income (Loss) – Net of Tax	(2,619)	1,277	(671)	117

TOTAL COMPREHENSIVE INCOME	25,318	30,272	7,265	9,388

ATTRIBUTABLE TO:
Equity holders of PLDT	25,335	30,237	7,263	9,364
Noncontrolling interests	(17)	35	2	24

	25,318	30,272	7,265	9,388

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2014 and 2013
(in million pesos)

Balances as at January 1, 2014	510	1,093	(6,505)	130,562	22,968	(11,481)	–	137,147	179	137,326
Total comprehensive income:	–	–	–	–	27,957	(2,622)	–	25,335	(17)	25,318
Net income (Notes 4 and 8)	–	–	–	–	27,957	–	–	27,957	(20)	27,937
Other comprehensive loss (Note 6)	–	–	–	–	–	(2,622)	–	(2,622)	3	(2,619)
Cash dividends (Note 20)	–	–	–	–	(40,015)	–	–	(40,015)	(24)	(40,039)
Issuance of capital stock – net (Note 20)	–	–	–	–	–	–	–	–	164	164
Acquisition and dilution of noncontrolling interests (Notes 2 and 14)	–	–	–	(40)	–	–	–	(40)	40	–
Business combinations and others (Note 15)	–	–	–	–	–	–	–	–	(16)	(16)
Balances as at September 30, 2014 (Unaudited)	510	1,093	(6,505)	130,522	10,910	(14,103)	–	122,427	326	122,753

Balances as at January 1, 2013	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734
Total comprehensive income:	–	–	–	–	28,954	1,283	–	30,237	35	30,272
Net income (Notes 4 and 8)	–	–	–	–	28,954	–	–	28,954	41	28,995
Other comprehensive income (Note 6)	–	–	–	–	–	1,283	–	1,283	(6)	1,277
Cash dividends (Note 20)	–	–	–	–	(37,854)	–	–	(37,854)	(13)	(37,867)
Discontinued operations (Notes 2 and 6)	–	–	–	–	–	(735)	2,143	1,408	–	1,408
Acquisition and dilution of noncontrolling interests (Notes 2 and 14)	–	–	–	(4)	–	–	–	(4)	17	13

Balances as at September 30, 2013 (Unaudited)	510	1,093	(6,505)	130,562	16,516	(2,839)	–	139,337	223	139,560

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2014 and 2013
(in million pesos)

	2014	2013
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	36,703	33,197
Income before income tax and noncontrolling interest from discontinued operations (Note 2)	–	2,124

Income before income tax (Note 4)	36,703	35,321
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	21,897	22,333
Interest on loans and other related items – net (Notes 4, 5, 9, 21 and 28)	3,634	3,406
Asset impairment (Notes 3, 4, 5, 9, 10, 17, 18 and 28)	1,816	2,122
Pension benefit costs (Notes 3, 5 and 26)	1,317	719
Incentive plans (Notes 3, 5 and 26)	1,311	1,278
Amortization of intangible assets (Notes 3 and 15)	862	791
Foreign exchange losses – net (Notes 4, 9 and 28)	741	2,000
Accretion on financial liabilities – net (Notes 5, 21 and 28)	119	1,514
Losses on disposal of property, plant and equipment (Note 9)	17	106
Gains on derivative financial instruments – net (Notes 4 and 28)	(13)	(493)
Gain on disposal of investments in subsidiaries	(30)	(2,404)
Interest income (Notes 4, 5 and 16)	(567)	(683)
Realized portion of deferred gain on the transfer of Meralco shares (Note 10)	(1,418)	–
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(2,687)	(2,171)
Others	(743)	(899)

Operating income before changes in assets and liabilities	62,959	62,940
Decrease (increase) in:
Trade and other receivables	(5,654)	166
Inventories and supplies	(187)	616
Prepayments	193	(1,564)
Advances and other noncurrent assets	15	67
Increase (decrease) in:
Accounts payable	(3,337)	(2,324)
Accrued expenses and other current liabilities	5,436	1,819
Pension and other employee benefits	(3,825)	(2,275)
Customers’ deposits	(66)	26
Other noncurrent liabilities	3	(22)

Net cash flows generated from operations	55,537	59,449
Income taxes paid	(8,964)	(7,844)

Net cash flows from operating activities	46,573	51,605

CASH FLOWS FROM INVESTING ACTIVITIES
Dividends received (Note 10)	1,855	426
Interest received	459	742
Proceeds from:
Maturity of investment in debt securities	1,090	150
Disposal of property, plant and equipment (Note 9)	210	107
Maturity of short-term investments	110	–
Cash acquired – net of payment for purchase of investment (Note 13)	21	–
Disposal of investment properties (Note 13)	5	–
Disposal of investment (Note 2)	3	12,075
Sale of net assets held-for-sale	–	1,009

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Nine Months Ended September 30, 2014 and 2013
(in million pesos)

	2014	2013
	(Unaudited)
Payments for:
Purchase of short-term investments	(22)	(3)
Purchase of shares of noncontrolling interests	(209)	(7)
Purchase of investments in associates and joint ventures	(300)	(1,644)
Deposit for future PDRs subscription (Note 10)	(300)	(3,950)
Acquisition of intangible assets (Notes 4 and 15)	(302)	(261)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 21 and 28)	(342)	(526)
Purchase of investment in debt securities	(1,420)	(651)
Purchase of investments available-for-sale (Note 11)	(19,577)	(15)
Increase in notes receivable	–	(1,024)
Additions to property, plant and equipment (Notes 4 and 9)	(15,639)	(14,362)
Increase in advances and other noncurrent assets	(2,231)	(67)
Net cash flows used in investing activities	(36,589)	(8,001)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 21)	39,692	31,701
Availments of long-term financing for capital expenditures	5,877	8,663
Issuance of capital stock (Note 20)	164
Trust fund for redemption of shares	3	–
Payments for:
Obligations under finance leases	(5)	(9)
Redemption of liabilities	(3)	–
Redemption of shares	(6)	(5)
Debt issuance costs (Note 21)	(295)	(146)
Derivative financial instruments (Note 28)	(485)	(427)
Interest – net of capitalized portion (Notes 5, 21 and 28)	(3,599)	(3,832)
Long-term financing for capital expenditures	(8,312)	(8,490)
Long-term debt (Note 21)	(11,664)	(42,473)
Cash dividends (Note 20)	(39,884)	(37,634)
Net cash flows used in financing activities	(18,517)	(52,652)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	322	531

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,211)	(8,517)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	31,905	38,296

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	23,694	29,779

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2014.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT             shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at September 30, 2014. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and certain other seller-parties.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common             shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at September 30, 2014, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at September 30, 2014. See Note 20 – Equity – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 43 million ADSs outstanding as at September 30, 2014.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three business segments, wireless, fixed line and others, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2. Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, which conforms with the standards issued by the Philippine Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments, certain short-term investments and investment properties that have been measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at September 30, 2014 and December 31, 2013:

			September 30,		December 31,
			2014		2013
			(Unaudited)		(Audited)
			Percentage of Ownership

Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI,		Internet broadband distribution	and Subsidiary	Philippines	services	–	100.0	–	100.00
Primeworld Digital Systems, Inc.,		Internet broadband distribution	or PDSI	Philippines	services	–	100.0	–	100.00
I-Contacts Corporation	Philippines	Call center services	–	100.0	–	100.00
Smart e-Money, Inc., or SMI,	Philippines	Provide and market certain	–	100.0	–	100.00
(formerly Smarthub, Inc.)(a)		mobile payment services
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	–	100.0	–	100.00
Far East Capital Limited, or FECL, and Subsidiary, or	Cayman Islands	Cost effective offshore	–	100.0	–	100.00
FECL Group		financing and risk management activities for Smart
PH Communications Holdings Corporation	Philippines	Investment company	–	100.0	–	100.00
Francom Holdings, Inc.:	Philippines	Investment company	–	100.0	–	100.00
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0	–	100.00
Chikka Holdings Limited, or Chikka,	British Virgin	Content provider, mobile	–	100.0	–	100.00
and Subsidiaries, or Chikka Group	Islands	applications development and services
Smarthub Pte. Ltd., or SHPL:	Singapore	Investment company	–	100.0	–	100.00
Takatack Pte. Ltd., or TPL,	Singapore	Development of leading enhanced	–	100.0	–	100.00
(formerly SmartConnect Global Pte. Ltd.)(b)		data rates for GSM evolution, voice communications and IT based solutions
		Solutions and systems	3rd Brand Pte. Ltd., or 3rd Brand	Singapore	integration services	–	85.0	–	85.0
Voyager Innovations, Inc., or Voyager(c)	Philippines	Mobile applications development	–	100.0	–	100.00
		and services
Telesat, Inc.(d)	Philippines	Satellite communications services	100.0	–	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS	Philippines	Satellite information and	88.5	11.5	88.5	11.5
Philippines		messaging services
Digitel Mobile Philippines, Inc., or DMPI,	(a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	–	99.6	–	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
	British Virgin	PLDT Global Corporation, or PLDT Global, and Subsidiaries	Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc.(d)	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom	Philippines	Telecommunications services	100.0	–	100.0	–
Group
ePLDT, Inc., or ePLDT:	Philippines	Information and communications	100.0	–	100.0	–
		infrastructure for internet-based services, e-commerce, customer relationship management and information technology, or IT, related services
IPConverge Data Services, Inc.,	Philippines	Information and communications	–	100.0	–	100.0
or IPCDSI, and Subsidiary, or IPCDSI Group(e)		infrastructure for internet-based services, e-commerce, customer relationship management and IT related services
iPlus Intelligent Network, Inc.,	Philippines	Managed IT outsourcing	–	–	–	100.0
or iPlus(f)
Curo Teknika, Inc., or Curo(g)	Philippines	Managed IT outsourcing	–	100.0	–	100.0

ABM Global Solutions, Inc., or AGS, and Subsidiaries, or	Philippines	Internet-based purchasing, IT	–	99.5	–	99.2
AGS Group(h)		consulting and professional services
		Bills printing and other related	ePDS, Inc., or ePDS	Philippines	value-added services, or VAS	–	67.0	–	67.0
netGames, Inc.(d)	Philippines	Gaming support services	–	57.5	–	57.5
Digitel:	Philippines	Telecommunications services	99.6	–	99.6	–
Digitel Capital Philippines Ltd.,	British Virgin	Telecommunications services	–	99.6	–	99.6
or DCPL(i)	Islands
Digitel Information Technology Services,	Philippines	Internet services	–	99.6	–	99.6
Inc.(j)
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	–	98.0	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications,	75.0	–	75.0	–
		infrastructure and related VAS
Pilipinas Global Network Limited,	British Virgin	Internal distributor of Filipino	64.6	–	60.0	–
or PGNL, and Subsidiaries(k)	Islands	channels and content
Pacific Global One Aviation Co., Inc.,	Philippines	Air transportation business	65.0	–	–	–
or PG1(l)
Others
PLDT Global Investments Holdings, Inc., or PGIH, (formerly	SPi Global Holdings, Inc.)(m)	Philippines	Investment company	100.0	–	100.0	–
PLDT Digital Investments Pte. Ltd., or PDIPL and	Subsidiary(n)	Singapore	Investment company	100.0	–	–	–
Mabuhay Investments Corporation,	Philippines	Investment company	67.0	–	67.0	–
or MIC(d)
PLDT Global Investments Corporation, or PGIC	British Virgin	Investment company	–	100.0	–	100.0
	Islands
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	–	99.8	–	99.8

(a)	On July 12, 2013, the Philippine Securities and Exchange Commission, or Philippine SEC, approved the change in the business name of Smarthub, Inc. to Smart e-Money, Inc.

(b)	On September 29, 2013, by a special resolution of the Board of Directors of SmartConnect Global Pte. Ltd., resolved to change its registered business name to Takatack Pte. Ltd.

(c)	On January 7, 2013, Voyager was registered with the Philippine SEC to provide mobile applications development and services.

(d)	Ceased commercial operations.

(e)	On January 28, 2014, IPCDSI acquired 100% equity interest in Rack I.T. Data Center, Inc., or Rack IT. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT.

(f)	On April 8, 2014, ePLDT sold its 100% stake in iPlus through management buyout for a consideration of Php42 million.

(g)	On October 30, 2013, Curo was incorporated to take-on the Outsourced IT Services as a result of the spin-off of iPlus.

(h)	In December 2012 and January 2013, ePLDT acquired a total of additional 5.7% equity interest in AGS from its minority shareholders, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%. In May 2014, ePLDT acquired an additional 0.3% equity in AGS from its minority shareholders thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.5%.

(i)	Liquidated in January 2013.

(j)	Corporate life shortened until June 2013.

(k)	In September 2014, PLDT converted a receivable from PGNL amounting to US$5.5 million as additional investment and infused additional cash amounting to US$1.3 million thereby increasing its interest in PGNL from 60.0% to 64.6%.

(l)	On March 10, 2014, PLDT acquired an additional 37.5 million shares of PG1, thereby increasing its ownership from 50% to 65%. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Associates – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

(m)	On December 4, 2012, our Board of Directors authorized the sale of our Business Process Outsourcing, or BPO, segment, which was wholly-owned by PGIH. The sale was completed in April 2013. Consequently, as at December 31, 2013, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. On June 3, 2013, the Philippine SEC approved the change in the business name of SPi Global Holdings, Inc. to PLDT Global Investments Holdings, Inc. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

(n)	On August 1, 2014, PDIPL was incorporated to be the holding company of PLDT Online Investments Pte. Ltd., or POIPL, an entity that holds investment in Rocket Internet AG, or Rocket. See Note 11 – Available-for-Sale Financial Investments – POIPL’s Investment in Rocket.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest;
(c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained;
(f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

PCEV’s Common Stock

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to be made by Smart (as the owner of 99.51% of the outstanding common shares of PCEV) to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. Smart’s tender offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares, or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to 99.7% of the outstanding common stock of PCEV at that time. The aggregate cost of the tender offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV filed its petition with the PSE for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved the petition for voluntary delisting and PCEV’s shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Following the voluntary delisting of the common stock of PCEV from the PSE on May 18, 2012, PCEV’s Board of Directors and stockholders approved on June 6, 2012 and July 31, 2012, respectively, the following resolutions and amendments to the articles of incorporation of PCEV: to decrease the authorized capital stock of PCEV, increase the par value of PCEV’s common stock (and thereby decrease the number of shares of such common stock) and decrease the number of shares of preferred stock of PCEV as follows:

	Prior to Amendments			After Amendments
	Authorized Capital	Number of Shares	Par Value	Authorized Capital	Number of Shares	Par Value
Common Stock	Php12,060,000,000	12,060,000,000	Php1	Php12,060,006,000	574,286	Php21,000
Class I Preferred Stock	240,000,000	120,000,000	2	66,661,000	33,330,500	2
Class II Preferred Stock	500,000,000	500,000,000	1	50,000,000	50,000,000	1

Total Authorized Capital Stock	Php12,800,000,000			Php12,176,667,000

The decrease in authorized capital and amendments to the articles of incorporation were approved by the Philippine SEC on October 8, 2012. As a result of the increase in the par value of PCEV common stock, each multiple of 21,000 shares of PCEV common stock, par value Php1, was reduced to one PCEV share of common stock, with a par value of Php21,000. Shareholdings of less than 21,000 shares or in excess of an integral multiple of 21,000 shares of PCEV which could not be replaced with fractional shares were paid the fair value of such residual shares equivalent to Php4.50 per share of pre-amendments PCEV common stock, the same amount as the tender offer price paid by Smart during the last tender offer conducted from March 19 to April 18, 2012.

As a consequence of the foregoing, the number of outstanding shares of PCEV common stock decreased to 555,716 from 11,683,156,455 (exclusive of treasury shares).

On June 24, 2014, PCEV’s Board of Directors approved a repurchase or buyback program of its common shares, which are owned by its remaining minority stockholders and offered for sale at a price of not more than Php100,000.00 per share. The buyback program shall be valid until the end of October 2014. As at September 30, 2014, the common shares of 15 stockholders were repurchased.

The number of holders of PCEV common stock decreased to 106 and 121 as at September 30, 2014 and December 31, 2013, respectively, and because the number of shareholders still exceeds 100, under the rules of the Philippine SEC, PCEV is still required to make filings of updates with the Philippine SEC.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE must sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable the PLDT Group to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at November 4, 2014, CURE is still waiting for advice from the NTC on how to proceed with the planned divestment.

Due to the planned divestment, franchise and licenses related to CURE qualify as noncurrent assets held-for-sale as at September 30, 2014. However, these were not presented separately in our consolidated statement of financial position as the carrying amounts are not material.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012 and January 2013, ePLDT acquired a total of additional 5.67% equity interest in AGS from its minority shareholders for a total consideration of Php5 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%. Further, in May 2014, ePLDT acquired an additional 0.3% in AGS from its minority shareholders for a total consideration of Php0.3 million, thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.5% as at September 30, 2014.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. The results of operations of our BPO business for the nine months ended September 30, 2013 was presented as discontinued operations. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, PGIH, to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC. The sale of the BPO business was completed on April 30, 2013. PLDT reinvested approximately US$40 million of the proceeds from the sale in our acquisition of shares of Asia Outsourcing Beta Limited, or Beta, resulting in an approximately 18.24% economic interest, and will continue to participate in the growth of the business as a partner of CVC. Pursuant to the completion of the sale, PLDT is subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which business is carried on (excluding activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period of five years, to provide certain transitional services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided to AOGL and/or its designated companies). In addition, PLDT may be liable for certain damages actually suffered by AOGL until the time of sale arising out of, among others, breach of representation, tax matters and non-compliance with Indian employment laws by SPi Technologies India Pvt. Ltd., a joint subsidiary of SPi Technologies, Inc., or SPi, and SPi India Holdings (Mauritius), Inc., for the transactions that transpired up to the time of sale.

The results of the BPO segment, net of intercompany transactions, classified as discontinued operations for the four months ended April 30, 2013 (closing period of the sale) are as follows:

(in million
pesos)
Revenues (Notes 3 and 4)	3,132
Expenses:
Compensation and employee benefits (Notes 3 and 26)	2,047
Professional and other contracted services (Note 25)	267
Depreciation and amortization (Notes 3, 4 and 9)	153
Repairs and maintenance (Notes 13, 18 and 25)	129
Communication, training and travel	118
Rent (Notes 3, 25 and 28)	86
Amortization of intangible assets (Notes 3 and 15)	55
Selling and promotions	27
Insurance and security services (Note 25)	21
Taxes and licenses (Note 27)	14
Other expenses (Note 25)	57

2,974

158

Other income (expenses):
Foreign exchange gains – net (Notes 9 and 28)	4
Interest income (Notes 12 and 16)	3
Gains on derivative financial instruments – net	1
Financing costs (Notes 9, 21 and 28)	(4)
Other income – net	1,962
1,966
Income before income tax from discontinued operations	2,124
Provision for income tax (Notes 2, 3 and 7)	55

Income after tax from discontinued operations (Note 8)	2,069

Earnings per share (Note 8):
Basic – income from discontinued operations	9.58
Diluted – income from discontinued operations	9.58

As indicated above, the sale of BPO segment was completed on April 30, 2013. Thus, our consolidated statements of financial position as at September 30, 2014 and December 31, 2013 do not include any assets and liabilities of the BPO segment.

The net cash flows used by the BPO segment for the four months ended April 30, 2013 (closing period of the sale) are as follows:

(in million
pesos)
Operating activities	144
Investing activities	(1,202)
Financing activities	(10)
Net effect of foreign exchange rate changes on cash and cash equivalents	(67)

Net cash outflow	(1,135)

PLDT’s Acquisition of Subscription Assets of Digitel

On July 1, 2013, PLDT entered into an agreement to acquire the subscription assets of Digitel for a total cost of approximately Php5.3 billion. The agreement covers the transfer, assignment and conveyance of Digitel’s subscription agreements and subscriber list, and includes a transition mechanism to ensure uninterrupted availability of services to the Digitel subscribers until migration to the PLDT network is completed. This transaction is eliminated at the Group level, therefore, it has no significant impact on our consolidated financial statements.

IPCDSI’s Acquisition of Rack IT

On January 28, 2014, IPCDSI entered into a Sale and Purchase Agreement with a third party to acquire 100% ownership in Rack IT for a total purchase price of Php164 million. Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center. As at the date of this report, Rack IT is still at the pre-operating phase and the construction of its data center facility, which is located in Sucat, Parañaque, is still on-going. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT for more details.

PLDT’s Acquisition of Additional Shares of PG1

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by Jubilee Sky Limited, or JSL, which effectively increases PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased, which was completed on March 10, 2014, was Php23 million. Thus, PLDT gained control of PG1 and, therefore, PG1’s financial statements were included in our consolidated financial statements effective March 10, 2014. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the following new standards and interpretations:

Amendments to PFRS 10, PFRS 12 and PAS 27 – Investment Entities. These amendments are effective for annual periods beginning on or after January 1, 2014. They provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under PFRS 10, Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. This amendment is not relevant to us since none of our investees qualify as an investment entity under PFRS 10.

Amendments to PAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to PAS 32 clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the PAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment does not have any impact on our net assets, changes in offsetting are expected to impact leverage ratios and regulatory capital requirements. The amendments to PAS 32 are applied retrospectively for annual periods beginning on or after January 1, 2014.

Amendments to PAS 36, Impairment of Assets Recoverable Amount of Disclosures for Non-Financial Assets. These amendments remove the unintended consequences of PFRS 13, Fair Value Measurement on the disclosures required under PAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets cash-generating units, or CGUs, for which impairment loss has been recognized or reversed during the period. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014 but cannot be applied in periods (including comparative periods) in which PFRS 13 is not applied. The amendments affect disclosures only and have no significant impact on our financial position or performance.

Amendments to PAS 39, Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. We have not novated our derivatives during the current period. However, these amendments would be considered for future novations.

Philippine Interpretation IFRIC 21, Levies. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The interpretation has no significant impact on our financial position or performance.

Improvements to PFRS

The Annual Improvements to PFRSs (2010-2012 Cycle) contain necessary but non-urgent amendments to the following standards:

PFRS 2, Share-based Payment – Definition of Vesting Condition. The amendment revised the definitions of vesting condition and market condition and added the definitions of performance condition and service condition to clarify various issues. This amendment shall be prospectively applied to share-based payment transactions for which the grant date is on or after July 1, 2014. This amendment does not apply to us as we have no share-based payments.

PFRS 3, Business Combinations – Accounting for Contingent Consideration in a Business Combination. The amendment clarifies that a contingent consideration that meets the definition of a financial instrument should be classified as a financial liability or as equity in accordance with PAS 32. Contingent consideration that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of PFRS 9 (or PAS 39, if PFRS 9 is not yet adopted). The amendment shall be prospectively applied to business combinations for which the acquisition date is on or after July 1, 2014. We shall consider this amendment for future business combinations.

PFRS 13, Fair Value Measurement – Short-term Receivables and Payables. The amendment clarifies that short-term receivables and payables with no stated interest rates can be held at invoice amounts when the effect of discounting is immaterial.

The Annual Improvements to PFRS (2011-2013 Cycle) contain necessary but non-urgent amendments to PFRS 1, First-time Adoption of International Financial Reporting Standards – Meaning of “Effective PFRSs”. The amendment clarifies that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but that permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first PFRS financial statements. This amendment is not applicable to us as we are not a first-time adopter of PFRS.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest—in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of—the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts—by the—acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of PAS 39, Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss or as a change in other comprehensive income. If the contingent consideration is not within the scope of PAS 39, it is measured in accordance with the appropriate PFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain in the form of negative goodwill is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of—the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control or joint control over those policies. The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity. Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange managerial personnel with the investee; or
(e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Associates.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements: (1) statement of comprehensive income; and
(2) statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

•	Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control and provided that the former joint venture does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SMHC, SMI, FECL Group, Piltel International Holdings Corporation, or PIHC, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, DCPL, and certain subsidiaries of Chikka, SHPL, TPL, 3rd Brand, CPL and ABM Global Solutions Pte. Ltd. (formerly CITP Singapore Pte. Ltd., or CISP), Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, ABMGS Sdn. Bhd. (formerly BayanTrade (Malaysia) Sdn Bhd., or BTMS), PT Advance Business Microsystems Global Solutions (formerly PT Columbus IT Indonesia, or PTCI) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, FECL Group, PIHC, PLDT Global and certain of its subsidiaries, DCPL, and certain subsidiaries of Chikka is the U.S. dollar; the functional currency of SHPL, TPL, 3rd Brand, CPL and CISP, is the Singapore dollar; the functional currency of CCCBL is the Chinese renminbi; the functional currency of BTMS is the Malaysian ringgit; and the functional currency of PTCI is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Noncurrent Assets Held-for-Sale and Discontinued Operations

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are neither depreciated nor amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39 are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income (expenses) – net” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income (expenses) – net”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract;
(b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL.

Our financial assets at FVPL include portions of short-term investments and short-term currency swap as at September 30, 2014 and December 31, 2013. See Note 28 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include trade and other receivables, portions of investment in debt securities and other short-term and long-term investments, and portions of advances and other noncurrent assets as at September 30, 2014 and December 31, 2013. See Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portion of investment in debt securities and other long-term investments as at September 30, 2014 and December 31, 2013. See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 28 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at FVPL. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income (expenses) – net” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at September 30, 2014 and December 31, 2013. See Note 28 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of PAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income (expenses) – net” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at September 30, 2014 and December 31, 2013. See Note 28 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at September 30, 2014 and December 31, 2013. See Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, and Note 24 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances based on age and payment habits, as applicable.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Other subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investment is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from other comprehensive income to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost, less any impairment loss on that investment previously recognized in our consolidated income statement and the current fair value. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as a financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 28 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to our interest rate exposure on certain outstanding loan balances. See Note 28 – Financial Assets and Liabilities – PLDT, DMPI and Smart.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 28 – Financial Assets and Liabilities for more details.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally recognized as expense in the period such costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of the property, plant and equipment.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and are adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use have been completed, and the property, plant and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalizable rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during the period shall not exceed the amount of borrowing costs incurred during that period.

Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property, plant and equipment

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment and Note 9 – Property, Plant and Equipment for further disclosures relating to impairment of non-financial assets,

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement. See Note 10 – Investments in Associates, Joint Ventures and Deposits for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment and Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Life for further disclosures relating to impairment of non-financial assets,

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized under “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair value measurement

We measure financial instruments such as derivatives, available-for-sale financial investments, certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability, or?(ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues from continuing operations

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be sold separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including consumable fixed monthly service fees) generated from postpaid cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart and Sun Cellular, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text Prepaid and Sun Cellular Prepaid. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e. free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenue for call termination, call transit and network usages is recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers.

Value-Added Services, or VAS

Revenues from VAS include MMS, content downloading (inclusive of browsing) and infotext services. The amount of revenue recognized is net of payout to content providers.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service is performed.

Service revenues from discontinued operations

Our revenues are principally derived from knowledge processing solutions and customer relationship management services in the business process outsourcing business.

Revenue from outsourcing contracts under our knowledge processing solutions and customer relationship management businesses are recognized when evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable, and collectability is reasonably assured. If the fee is not fixed or determinable, or collectability is not reasonably assured, revenue is not recognized until payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptable period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received. Revenue contingent on meeting specific performance conditions are recognized to the extent of costs incurred to provide the service. Outsourcing contracts may also include incentive payments dependent on achieving performance targets. Revenue relating to such incentive payments is recognized when the performance target is achieved.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in our consolidated income statement.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs comprise of the following:

•	Service cost;

•	Net interest on the net defined benefit asset or obligation; and

•	Remeasurements of net defined benefit asset or obligation

Service cost which includes current service costs, past service costs and gains or losses on non-routine settlements are recognized as part of “Compensation and employee benefits” account in our consolidated income statement. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they arise. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 26 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under Republic Act 7641, or R.A. 7641, otherwise known as “The Philippine Retirement Law”, which provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for its retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 26 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, and 2012 to 2014 Long-term Incentive Plan, or the revised LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our profit or loss. See Note 26 – Employee Benefits – Other Long-term Employee Benefits for more details.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) where receivables and payables are stated with the amount of VAT included.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post quarter-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by PFRSs.

New Accounting Standards, Amendments and Interpretations to Existing Standards Effective Subsequent to September 30, 2014

We will adopt the following standards, amendments and interpretations to existing standards enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these standards, amendments and interpretations to PFRS to have a significant impact on our consolidated financial statements.

PFRS 9, Financial Instruments: Classification and Measurement. PFRS 9, as issued, reflects the first and third phases of the project to replace PAS 39 and applies to the classification and measurement of financial assets and financial liabilities and hedge accounting, respectively. Work on the second phase, which relate to impairment of financial instruments, and the limited amendments to the classification and measurement model is still on-going, with a view to replace PAS 39 in its entirety. PFRS 9 requires all financial to be measured at fair value at initial recognition. A debt financial asset may, if the fair value option, or FVO, is not invoked, be subsequently measured at amortized cost if it is held within a business model that has the objective to hold the assets to collect the contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at FVPL. All equity financial assets are measured at fair value either through other comprehensive income or profit or loss. Equity financial assets held-for-trading must be measured at FVPL. For liabilities designated as at FVPL using the fair value option, the amount of change in the fair value of a financial liability that is attributable to changes in credit risk must be presented in other comprehensive income. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change relating to the entity’s own credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. All other PAS 39 classification and measurement requirements for financial liabilities have been carried forward to PFRS 9, including the embedded derivative bifurcation rules and the criteria for using the FVO. The adoption of the first phase of PFRS 9 will have an effect on the classification and measurement of our financial assets, but will potentially have no impact on the classification and measurement of financial liabilities.

On hedge accounting, PFRS 9 replaces the rules-based hedge accounting model of PAS 39 with a more principles-based approach. Changes include replacing the rules-based hedge effectiveness test with an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship; allowing risk components to be designated as the hedged item, not only for financial items, but also for non-financial items, provided that the risk component is separately identifiable and reliably measurable; and allowing the time value of an option, the forward element of a forward contact and any foreign currency basis spread to be excluded from the designation of a financial instrument as the hedging instrument and accounted for as costs of hedging. PFRS 9 also requires more extensive disclosures for hedge accounting.

PFRS 9 currently has no mandatory effective date. PFRS 9 may be applied before the completion of the limited amendments to the classification and measurement model and impairment methodology. We will not adopt the standard before the completion of the limited amendments and the second phase of the project.

Amendments to PFRS 11, Joint Arrangements – Accounting for Acquisitions of Interests. The amendments clarify the accounting for acquisition of an interest in a joint operation when the operation constitutes a business such that the acquirer is required to apply all of the principles on business combinations in PFRS 3 and other PFRSs with the exception of those principles that conflict with the guidance in PFRS 11. The amendments are to be applied prospectively for annual periods beginning on or after January 1, 2016. We shall consider these amendments for future acquisition of an interest in a joint operation.

Amendments to PAS 16 and PAS 38, Clarification of Acceptable Methods of Depreciation and Amortization. The amendments clarify that a depreciation method that is based on revenue generated by an activity that includes the use of an asset is not appropriate as such methods reflect a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits. The amendments are to be applied prospectively for annual periods beginning or after January 1, 2016. The amendments have no significant impact on our financial position or performance since our depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Amendments to PAS 19, Employee Benefits – Defined Benefit Plans: Employee Contributions. The amendments apply to contributions from employees or third parties to defined benefit plans. Contributions that are set out in the formal terms of the plan shall be accounted for as reductions to current service costs if they are linked to service or as part of the remeasurements of the net defined benefit asset or liability if they are not linked to service. Contributions that are discretionary shall be accounted for as reductions of current service cost upon payment of these contributions to the plans. The amendments to PAS 19 are to be retrospectively applied for annual periods beginning on or after July 1, 2014. The amendments do not apply to us since our employees are not required to make contributions to the Plan.

Amendments to PAS 27, Equity Method in Separate Financial Statements. The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying PFRS and electing to change the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of PFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to PFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on our consolidated financial statements.

Philippine Interpretation IFRIC 15, Agreement for the Construction of Real Estate. This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. The Philippine SEC and the FRSC have deferred the effectivity of this interpretation until the final Revenue Standard is issued by the International Accounting Standards Board and an evaluation of the requirements of the final Revenue Standard against the practices of the Philippine real estate industry is completed. Adoption of the interpretation when it becomes effective will not have any impact on our consolidated financial statements.

The Annual Improvements to PFRSs (2010-2012 Cycle) contain necessary but non-urgent amendments to the following standards:

PFRS 8, Operating Segments – Aggregation of Operating Segments and Reconciliation of the Total of Reportable Segments’ Assets to the Entity’s Assets. The amendments require entities to disclose the judgment made by management in aggregating two or more operating segments. This disclosure should include a brief description of the operating segments that have been aggregated in this way and the economic indicators that have been assessed in determining that the aggregated operating segments share similar economic characteristics. The amendments also clarify that an entity shall provide reconciliations of the total of reportable segments’ assets to the entity’s assets if such amounts are regularly provided to the chief operating decision maker. These amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no significant impact on our financial position or performance.

PAS 16, Property, Plant and Equipment – Revaluation Method – Proportionate Restatement of Accumulated Depreciation. The amendment clarifies that, upon revaluation of an item property, plant and equipment, the carrying amount of the asset shall be adjusted to the revalued amount, and the asset shall be treated in one of the following ways: (a) the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset. The accumulated depreciation at the date of revaluation is adjusted to equal the difference between the gross carrying amount and the carrying amount of the asset after taking into account any accumulated impairment losses; and (b) the accumulated depreciation is eliminated against the gross carrying amount of the asset.

The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment shall apply to all revaluations recognized in annual periods beginning on or after the date of initial application of this amendment and in the immediately preceding annual period. The amendment has no significant impact on our financial position or performance.

PAS 24, Related Party Disclosures – Key Management Personnel. The amendments clarify that an entity is a related party of the reporting entity if the said entity, or any member of a group for which it is a part of, provides key management personnel services to the reporting entity or to the parent company of the reporting entity. The amendments also clarify that a reporting entity that obtains management personnel services from another entity (also referred to as management entity) is not required to disclose the compensation paid or payable by the management to its employees or directors. The reporting entity is required to disclose the amounts incurred for the key management personnel services provided by a separate management entity. The amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no significant impact on our financial position or performance.

PAS 38, Intangible Assets – Revaluation Method – Proportionate Restatement of Accumulated Amortization. The amendments clarify that, upon revaluation of an intangible asset, the carrying amount of the asset shall be adjusted to the revalued amount, and the asset shall be treated in one of the following ways: (a) the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset. The accumulated amortization at the date of revaluation is adjusted to equal the difference between the gross carrying amount and the carrying amount of the asset after taking into account any accumulated impairment losses; and (b) the accumulated amortization is eliminated against the gross carrying amount of the asset.

The amendments also clarify that the amount of the adjustment of the accumulated amortization should form part of the increase or decrease in the carrying amount accounted for in accordance with the standard.

The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments shall apply to all revaluations recognized in annual periods beginning on or after the date of initial application of this amendment and in the immediately preceding annual period. The amendments have no impact on our financial position or performance.

The Annual Improvements to PFRSs (2011-2013 Cycle) contain necessary but non-urgent amendments to the following standards:

PFRS 3, Business Combinations – Scope Exceptions for Joint Arrangements. The amendment clarifies that PFRS 3 does not apply to the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively.

PFRS 13, Fair Value Measurement – Portfolio Exception. The amendment clarifies that the portfolio exception in PFRS 13 can be applied to financial assets, financial liabilities and other contracts. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position and performance.

PAS 40, Investment Property. The amendment clarifies the inter-relationship between PFRS 3 and PFRS 40 when classifying property as investment property or owner-occupied property. The amendment stated that judgment is needed when determining whether the acquisition of investment property is the acquisition of an asset or a group of assets or a business combination within the scope of PFRS 3. This judgment is based on the guidance of PFRS 3. This amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position or performance.

3. Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Assets classified as held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which sale was completed in April 2013. Consequently, the BPO segment as at December 31, 2012 has been classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment was then available for immediate sale and could be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. The results of operations of our BPO business for the four months ended April 30, 2013 were presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for: (a) SMHC, SMI, FECL Group, PIHC, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, DCPL, and certain subsidiaries of Chikka, which use the U.S. dollar; (b) SHPL, TPL, 3rd Brand, CPL and CISP, which use the Singapore dollar; (c) CCCBL, which use the Chinese renminbi; (d) BTMS, which use the Malaysian ringgit; and (e) PTCI, which use the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php4,754 million and Php4,224 million for the nine months ended September 30, 2014 and 2013, respectively, while that from discontinued operations amounted to Php86 million for the nine months ended September 30, 2013. Total finance lease obligations amounted to Php7 million and Php12 million as at September 30, 2014 and December 31, 2013, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc., or Cignal TV.  Satventures is a wholly-owned subsidiary of MediaQuest and Cignal TV is a wholly-owned subsidiary of Satventures. ePLDT’s investments in PDRs are part of our overall strategy to broaden our distribution platform and increase our ability to deliver multi-media content.  On September 27, 2013, the Satventures and Cignal TV PDRs were issued and provided ePLDT a 40% economic interest each in the common shares of Satventures and Cignal TV, or an aggregate of 64% economic interest in Cignal TV.

Based on our judgment at PLDT Group level, ePLDT’s investments in PDRs give ePLDT a significant influence over Satventures and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php9,617 million and Php9,522 million as at September 30, 2014 and December 31, 2013, respectively. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investments in Associates – Investment in MediaQuest.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse significant impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

In 2013, Smart and DMPI launched a network convergence program designed to consolidate the networks of Smart and DMPI into a single network enabling subscribers of both companies to take advantage of the combined network. The convergence is expected to result in savings from synergies in terms of optimized capital expenditures and cost efficiencies from colocation of base stations, consolidation of core systems, and operating expenses. The program, however, rendered certain network equipment and site facilities obsolete. In view of this, Smart and DMPI recognized full impairment provision on the net book value of the affected network equipment and site facilities amounting to Php378 million and Php1,764 million, respectively.

In 2014, PLDT has implemented massive fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and rendered subscribers opportunities for better services. In relation to this, PLDT has recognized an impairment provision on the net book value of certain transmission facilities consequently replaced by the program amounting to Php227 million.

There were no asset impairment charges recognized on noncurrent assets for the nine months ended September 30, 2014 and 2013.

See Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property, plant and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 15 and 19, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of each item of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded depreciation and amortization and decrease our property, plant and equipment.

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php21,897 million and Php22,180 million for the nine months ended September 30, 2014 and 2013, respectively, while that from discontinued operations amounted to Php153 million for the nine months ended September 30, 2013. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php186,988 million and Php192,665 million as at September 30, 2014 and December 31, 2013, respectively.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Estimating useful lives of intangible assets with finite life

Intangible assets with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets from continuing operations with finite life amounted to Php862 million and Php736 million for the nine months ended September 30, 2014 and 2013, respectively, while that from discontinued operations amounted to Php55 million for the nine months ended September 30, 2013. Total carrying values of intangible assets with finite life amounted to Php6,460 million and Php7,286 million as at September 30, 2014 and December 31, 2013, respectively.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets.

Goodwill and intangible assets with indefinite useful life

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be—assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Total carrying values of goodwill and intangible assets with indefinite useful life amounted to Php66,635 million and Php66,632 million as at September 30, 2014 and December 31, 2013, respectively. See Note 15 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets. Based on Smart and SBI’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php10,989 million and Php12,426 million as at September 30, 2014 and December 31, 2013, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,635 million and Php4,496 million as at September 30, 2014 and December 31, 2013, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php81 million and Php3,906 million for the nine months ended September 30, 2014 and 2013, respectively, while provision for deferred income tax from discontinued operations amounted to Php30 million for the nine months ended September 30, 2013. Total consolidated net deferred income tax assets amounted to Php15,350 million and Php14,181 million as at September 30, 2014 and December 31, 2013, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php1,470 million and Php1,957 million for the nine months ended September 30, 2014 and 2013, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php21,787 million and Php17,564 million as at September 30, 2014 and December 31, 2013, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and contribution plans and present value of the pension obligation are determined using the projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 26 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php1,317 million and Php710 million (net of pension benefit income of Php74 million) for the nine months ended September 30, 2014 and 2013, respectively, while net consolidated pension benefit costs from discontinued operations amounted to Php9 million for the nine months ended September 30, 2013. The prepaid benefit costs amounted to Php215 million and Php199 million as at September 30, 2014 and December 31, 2013, respectively. The accrued benefit costs amounted to Php11,555 million and Php10,310 million as at September 30, 2014 and December 31, 2013, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the Executive Compensation Committee, or ECC, on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded PLDT Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the nine months ended September 30, 2014 and 2013 amounted to Php1,311 million and Php1,167 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php4,440 million and Php3,129 million as at September 30, 2014 and December 31, 2013, respectively. See
Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,228 million and Php2,144 million as at September 30, 2014 and December 31, 2013, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with PAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount as determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of financial assets and financial liabilities as at September 30, 2014 amounted to Php26,530 million and Php139,422 million, respectively, while the total fair values of financial assets and financial liabilities as at December 31, 2013 amounted to Php4,965 million and Php115,885 million, respectively. See Note 28 – Financial Assets and Liabilities.

4. Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the chief operating decision maker, or our Management Committee, to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

•	Wireless – wireless telecommunications services provided by Smart and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; SBI and PDSI, our wireless broadband service providers; Voyager and Chikka Group, our wireless content operators; ACeS Philippines, our satellite operator; and certain subsidiaries of PLDT Global, our mobile virtual network operations provider;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 7% of our consolidated fixed line subscribers; information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI Group, AGS Group and Curo; distributor of Filipino channels and content provided by PGNL and its subsidiaries; air transportation service provided by PG1; and bills printing and other VAS-related services provided by ePDS; and

•	Others – PGIH, PDIPL and its Subsidiary, MIC, PGIC and PCEV, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 14 – Business Combinations and Acquisition of Noncontrolling Interests, for further discussion.

As at September 30, 2014, our chief operating decision maker categorizes our business activities into three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, which was completed in April 2013. Consequently, the results of operations of our BPO business for the four months ended April 30, 2013 was presented as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Classified as Held-for-Sale and Discontinued Operations.

The chief operating decision maker monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the period; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the period is measured consistent with net income (loss) in our consolidated financial statements.

EBITDA for the period is measured as net income from continuing operations excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the period is measured as EBITDA from continuing operations divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amount of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statement, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments for the nine months ended September 30, 2014 and 2013 and assets and liabilities as at September 30, 2014 and December 31, 2013 are as follows:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
	(in million pesos)
September 30, 2014 (Unaudited)
Revenues
External customers	87,332	39,938	–	–	127,270
Service revenues (Note 3)	84,555	38,355	–	–	122,910
Non-service revenues (Notes 3 and 5)	2,777	1,583	–	–	4,360
Inter-segment transactions	1,287	10,098	–	(11,385)	–
Service revenues (Note 3)	1,287	10,097	–	(11,384)	–
Non-service revenues (Notes 3 and 5)	–	1	–	(1)	–

Total revenues	88,619	50,036	–	(11,385)	127,270

Results
Depreciation and amortization (Notes 3 and 9)	11,859	10,038	–	–	21,897
Asset impairment (Notes 3, 5, 9, 10, 17, 18 and 28)	1,512	304	–	–	1,816
Equity share in net earnings of associates and joint ventures (Note 10)	–	88	2,599	–	2,687
Interest income (Note 5)	152	242	226	(53)	567
Financing costs – net (Notes 5, 9, 21 and 28)	1,219	2,673	16	(53)	3,855
Provision for income tax (Notes 3 and 7)	6,431	2,258	77	–	8,766
Net income / Segment profit	17,837	5,868	4,232	–	27,937
EBITDA	37,636	18,904	(56)	267	56,751
EBITDA margin	44%	39%	–	–	46%
Core income	18,349	5,925	4,287	–	28,561

Assets and liabilities
Operating assets	194,040	181,205	25,633	(44,226)	356,652
Investments in associates, joint ventures and deposits (Notes 3 and 10)	300	11,976	31,859	–	44,135
Deferred income tax assets – net (Notes 3 and 7)	2,209	13,141	–		15,350
Total assets	196,549	206,322	57,492	(44,226)	416,137

Operating liabilities	126,268	167,268	10,859	(15,411)	288,984
Deferred income tax liabilities – net (Notes 3 and 7)	3,423	926	51	–	4,400
Total liabilities	129,691	168,194	10,910	(15,411)	293,384

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	8,925	7,056	–	–	15,981

September 30, 2013 (Unaudited)
Revenues
External customers	86,964	37,621	–	–	124,585
Service revenues (Note 3)	85,112	36,492	–	–	121,604
Non-service revenues (Notes 3 and 5)	1,852	1,129	–	–	2,981
Inter-segment transactions	1,268	9,559	–	(10,827)	–
Service revenues (Note 3)	1,268	9,498	–	(10,766)	–
Non-service revenues (Notes 3 and 5)	–	61	–	(61)	–

Total revenues	88,232	47,180	–	(10,827)	124,585

Results
Depreciation and amortization (Notes 3 and 9)	12,246	9,934	–	–	22,180
Asset impairment (Notes 3, 5, 9, 10, 17, 18 and 28)	1,263	857	–	–	2,120
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(67)	(18)	2,393	–	2,308
Interest income (Note 5)	282	318	101	(21)	680
Financing costs – net (Notes 5, 9, 21 and 28)	2,622	2,644	–	(21)	5,245
Provision for (benefit from) income tax (Notes 3 and 7)	6,277	(81)	75	–	6,271
Net income / Segment profit	17,671	6,293	2,816	146	28,995
Continuing operations	17,671	6,293	2,816	146	26,926
Discontinued operations (Notes 2 and 8)	–	–	–	–	2,069
EBITDA from continuing operations	41,152	17,960	(4)	444	59,552
EBITDA margin	48%	39%	–	–	49%
Core income	19,236	7,005	2,498	146	28,786
Continuing operations	19,236	7,005	2,498	146	28,885
Discontinued operations	–	–	–	–	(99)

December 31, 2013 (Audited)
Assets and liabilities
Operating assets	195,212	172,293	15,522	(38,880)	344,147
Investments in associates, joint ventures and deposits (Notes 3 and 10)	–	11,685	29,625	–	41,310
Deferred income tax assets – net (Notes 3 and 7)	999	13,182	–	–	14,181
Total assets	196,211	197,160	45,147	(38,880)	399,638

Operating liabilities	133,977	143,891	1,220	(21,213)	257,875
Deferred income tax liabilities – net (Notes 3 and 7)	3,591	819	27	–	4,437
Total liabilities	137,568	144,710	1,247	(21,213)	262,312

September 30, 2013 (Unaudited)
Other segment information(1)
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	7,274	7,614	–	–	14,888

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the nine months ended September 30, 2014 and 2013:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
EBITDA from continuing operations	56,751	59,552
Add (deduct) adjustments to continuing operations:
Other income – net (Notes 2 and 19)	4,268	1,599
Equity share in net earnings of associates and joint ventures (Note 10)	2,687	2,308
Interest income (Notes 2, 5, 12 and 16)	567	680
Gains on derivative financial instruments – net (Notes 2 and 28)	13	492
Asset impairment (Notes 3, 5 and 9)	(228)	–
Foreign exchange losses – net (Notes 2 and 28)	(741)	(2,004)
Amortization of intangible assets (Notes 3 and 15)	(862)	(736)
Financing costs – net (Notes 2, 5, 9, 21 and 28)	(3,855)	(5,245)
Provision for income tax (Notes 2, 3 and 7)	(8,766)	(6,271)
Depreciation and amortization (Notes 3 and 9)	(21,897)	(22,180)
Retroactive effect of adoption of Revised PAS 19 (Note 2)(1)	–	(1,269)
Total adjustments	(28,814)	(32,626)

Net income from continuing operations	27,937	26,926
Net income from discontinued operations (Notes 2 and 8)	–	2,069

Consolidated net income	27,937	28,995

(1) The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the nine months ended September 30, 2014 and 2013:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Core income from continuing operations	28,561	28,885
Core income from discontinued operations	–	(99)

Consolidated core income	28,561	28,786
Add (deduct) adjustments to continuing operations:
Gains on derivative financial instruments – net, excluding hedge costs (Notes 2 and 28)	244	719
Net income (loss) attributable to noncontrolling interests	(20)	41
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(24)	32
Asset impairment (Notes 3, 5 and 9)	(228)	–
Foreign exchange losses – net (Notes 2 and 28)	(741)	(2,004)
Retroactive effect of adoption of Revised PAS 19 (Note 2)(1)	–	(1,269)
Net tax effect of aforementioned adjustments	145	522
Total adjustments	(624)	(1,959)

Adjustments to discontinued operations	–	2,168

Net income from continuing operations	27,937	26,926
Net income from discontinued operations (Notes 2 and 8)	–	2,069

Consolidated net income	27,937	28,995

(1)	The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the nine months ended September 30, 2014 and 2013:

	September 30,
	2014		2013
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Core EPS from continuing operations	131.99	131.99	133.48	133.48
Core EPS from discontinued operations	–	–	(0.45)	(0.45)

Consolidated core EPS	131.99	131.99	133.03	133.03
Add (deduct) adjustments to continuing operations:
Gains on derivative financial instruments – net, excluding hedge costs (Notes 2 and 28)	0.77	0.77	2.33	2.33
Core income adjustment on equity share in net earnings of associates and joint ventures	(0.11)	(0.11)	0.15	0.15
Asset impairment (Notes 3, 5 and 9)	(0.74)	(0.74)	–	–
Foreign exchange losses – net (Notes 2 and 28)	(2.72)	(2.72)	(6.63)	(6.63)
Retroactive effect of adoption of Revised PAS 19 (Note 2)(1)	–	–	(5.10)	(5.10)
Total adjustments	(2.80)	(2.80)	(9.25)	(9.25)

Adjustments to discontinued operations	–	–	10.03	10.03

EPS from continuing operations attributable to common equity holders of PLDT (Note 8)	129.19	129.19	124.23	124.23
EPS from discontinued operations attributable to common equity holders of PLDT (Notes 2 and 8)	–	–	9.58	9.58

Consolidated EPS attributable to common equity holders of PLDT (Note 8)	129.19	129.19	133.81	133.81

(1) The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

The following table presents our revenues from external customers by category of products and services for the nine months ended September 30, 2014 and 2013:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Cellular	76,200	77,093
Broadband, satellite and others	8,355	8,019
	84,555	85,112
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	2,777	1,852

Total wireless revenues	87,332	86,964

Fixed line services
Service revenues:
Local exchange	12,298	12,116
International long distance	4,765	5,080
National long distance	3,044	3,204
Data and other network	17,619	15,532
Miscellaneous	629	560

	38,355	36,492
Non-service revenues:
Sale of computers	1,101	828
Point-product-sales	482	301

	1,583	1,129

Total fixed line revenues	39,938	37,621

Total revenues from continuing operations	127,270	124,585

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

For each of the nine months ended September 30, 2014 and 2013, no revenue transaction with a single external customer accounted for 10% or more of our consolidated revenues from external customers.

5. Income and Expenses

Non-service Revenues

Non-service revenues for the nine months ended September 30, 2014 and 2013 consists of the following:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	3,878	2,680
Point-product-sales	482	301

(Note 4)	4,360	2,981

Compensation and Employee Benefits

Compensation and employee benefits for the nine months ended September 30, 2014 and 2013 consists of the following:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	12,991	12,801
Pension benefit costs (Notes 3 and 26)	1,317	784
Incentive plans (Notes 3 and 26)	1,311	1,167
Manpower rightsizing program, or MRP	158	1,555

	15,777	16,307

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the nine months ended September 30, 2014 and 2013 consists of the following:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	9,760	8,267
Cost of point-product-sales	399	226
Cost of satellite air time and terminal units (Note 25)	21	39

	10,180	8,532

Asset Impairment

Asset impairment for the nine months ended September 30, 2014 and 2013 consists of the following:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 17)	1,470	1,957
Property, plant and equipment (Notes 3 and 9)	227	–
Inventories and supplies (Note 18)	118	163
Others	1	–
	1,816	2,120

Interest Income

Interest income for the nine months ended September 30, 2014 and 2013 consists of the following:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Interest income on other loans and receivables	409	665
Interest income on HTM investments (Note 12)	108	12
Interest income on FVPL	50	3

(Note 4)	567	680

Financing Costs – net

Financing costs – net for the nine months ended September 30, 2014 and 2013 consists of the following:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	3,976	3,928
Accretion on financial liabilities (Notes 21 and 28)	119	1,514
Financing charges	102	329
Capitalized interest (Note 9)	(342)	(526)

(Note 4)	3,855	5,245

6. Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the nine months ended September 30, 2014 and 2013 are as follows:

						Share in the other
						comprehensive	Total other
	Foreign	Net gains on		Revaluation		income of	comprehensive
	currency	available-for-sale	Net	increment on	Actuarial losses on	associates and	income (loss)		Total other
	translation	financial	transactions on	investment	defined	joint ventures	attributable to	Share of	comprehensive
	differences of	investments	cash flow hedges	properties	benefit plans	accounted for using	equity holders	noncontrolling	income (loss)
	subsidiaries	– net of tax	– net of tax	– net of tax	– net of tax	the equity method	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2014	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)
Other comprehensive income (loss)	24	(4)	21	(1)	(2,630)	(32)	(2,622)	3	(2,619)
Balances as at September 30, 2014 (Unaudited)	520	63	61	238	(15,963)	978	(14,103)	1	(14,102)

Balances as at January 1, 2013	441	75	44	240	(4,177)	(10)	(3,387)	6	(3,381)
Other comprehensive income (loss) from:
Continuing operations	758	6	68	(1)	452	–	1,283	(6)	1,277
Discontinued operations (Note 2)	(747)	–	12	–	–	–	(735)	–	(735)
Balances as at September 30, 2013 (Unaudited)	452	81	124	239	(3,725)	(10)	(2,839)	–	(2,839)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment transferred to investment property at the time of change in classification.

7. Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	15,350	14,181
Net deferred income tax liabilities (Note 4)	4,400	4,437

The components of our consolidated net deferred income tax assets and liabilities as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Pension and other employee benefits	4,203	3,623
Unamortized past service pension costs	2,687	2,312
Accumulated provision for doubtful accounts	2,558	2,597
Unearned revenues	2,496	2,980
Unrealized foreign exchange losses	1,504	1,548
Customer list	1,165	1,318
Fixed asset impairment	1,075	125
Provision for other assets	514	367
Derivative financial instruments	416	528
Accumulated write-down of inventories to net realizable values	208	205
NOLCO	91	130
MCIT	2	34
Undepreciated capitalized interest charges	(1,623)	(1,751)
Capitalized taxes and duties – net of amortization	–	(5)
Others	54	170

Total deferred income tax assets	15,350	14,181

Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	3,025	3,182
Unrealized foreign exchange gains	698	675
Unamortized fair value adjustment on fixed assets from business combinations	537	644
Undepreciated capitalized interest charges	9	9
Others	131	(73)

Total deferred income tax liabilities	4,400	4,437

Changes in our consolidated net deferred income tax assets (liabilities) as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period (Notes 3 and 4)	14,181	7,225
Net deferred income tax liabilities – balance at beginning of the period (Note 4)	(4,437)	(5,713)

Net balance at beginning of the period	9,744	1,512
Movement charged directly to other comprehensive income	1,169	3,833
Benefit from deferred income tax	81	4,401
Excess MCIT deducted against RCIT due	(33)	(9)
Others	(11)	7

Net balance at end of the period	10,950	9,744

Net deferred income tax assets – balance at end of the period (Notes 3 and 4)	15,350	14,181
Net deferred income tax liabilities – balance at end of the period (Note 4)	(4,400)	(4,437)

The analysis of our consolidated net deferred income tax assets as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	15,522	13,181
Deferred income tax assets to be recovered within 12 months	2,390	3,283

	17,912	16,464

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,724)	(1,645)
Deferred income tax liabilities to be settled within 12 months	(838)	(638)

	(2,562)	(2,283)

Net deferred income tax assets (Notes 3 and 4)	15,350	14,181

The analysis of our consolidated net deferred income tax liabilities as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	40	58
Deferred income tax assets to be recovered within 12 months	10	15

	50	73

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,643)	(4,005)
Deferred income tax liabilities to be settled within 12 months	(807)	(505)

	(4,450)	(4,510)

Net deferred income tax liabilities (Note 4)	(4,400)	(4,437)

Provision for (benefit from) corporate income tax from continuing operations for the nine months ended September 30, 2014 and 2013 consist of:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Current	8,847	10,177
Deferred (Note 3)	(81)	(3,906)

	8,766	6,271

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the nine months ended September 30, 2014 and 2013 are as follows:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate:
Continuing operations	11,011	9,959
Discontinued operations (Note 2)	–	637

	11,011	10,596

Tax effects of:
Nondeductible expenses	337	239
Income subject to lower tax rate	(70)	(657)
Income subject to final tax	(166)	(537)
Difference between OSD and itemized deductions	(429)	(1,477)
Income not subject to income tax	(601)	(131)
Equity share in net earnings of associates and joint ventures	(806)	(571)
Net movement in unrecognized deferred income tax assets and other adjustments	(510)	(1,136)

	(2,245)	(4,270)
Actual provision for corporate income tax:
Continuing operations	8,766	6,271
Discontinued operations (Note 2)	–	55

	8,766	6,326

In accordance with Republic Act 9504 as implemented by Revenue Regulations No. 16-2008, corporations may elect a standard deduction in an amount equivalent to 40% of gross income in lieu of the itemized allowed deductions.

For taxable year 2014, Smart opted to use OSD method in computing its taxable income. In line with this, certain deferred income tax assets and liabilities of Smart, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php4,635 million and Php4,496 million as at September 30, 2014 and December 31, 2013, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of Deferred Income Tax Assets.

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Fixed asset impairment	11,582	20,507
Unearned revenues	5,380	6,529
Provisions for other assets	3,793	5,694
Accumulated provision for doubtful accounts	4,201	3,765
NOLCO	7,493	2,085
Pension and other employee benefits	1,279	362
Asset retirement obligation	922	537
MCIT	431	382
Accumulated write-down of inventories to net realizable values	134	191
Derivative financial instruments	82	130
Unrealized foreign exchange losses	37	34
Operating lease and others	292	314
	35,626	40,530

Unrecognized deferred income tax assets (Note 3)	10,989	12,426

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. DMPI’s deferred income tax assets that were recognized amounted to Php701 million and nil as at September 30, 2014 and December 31, 2013, respectively. Digitel Group’s unrecognized deferred income tax assets amounted to Php10,666 million and Php12,172 million as at September 30, 2014 and December 31, 2013, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at September 30, 2014 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2011	December 31, 2014	61	197
December 31, 2012	December 31, 2015	91	139
December 31, 2013	December 31, 2016	232	2,016
September 30, 2014	December 31, 2017	49	5,446

		433	7,798

Consolidated tax benefits		433	2,339
Consolidated unrecognized deferred income tax assets		(431)	(2,248)
Consolidated recognized deferred income tax assets		2	91

The excess MCIT totaling Php433 million as at September 30, 2014 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php33 million and Php4 million for the nine months ended September 30, 2014 and 2013, respectively. The amount of expired portion of excess MCIT amounted to nil and Php2 million for the nine months ended September 30, 2014 and 2013, respectively.

NOLCO totaling Php7,798 million as at September 30, 2014 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php130 million and Php5,068 million for the nine months ended September 30, 2014 and 2013, respectively. There was no expired portion of excess NOLCO for each of the nine months ended September 30, 2014 and 2013.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel is registered as a Subic Bay Freeport Enterprise, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

On July 23, 2013, PEZA approved IPCDSI’s application for pioneer status as an Ecozone IT Enterprise and was granted a three-year income tax holiday, or ITH, for its expansion project up to June 29, 2015. Income from its IT operations shall be covered by the 5% gross income tax incentive, in lieu of all national and local taxes, including additional deductions for training expenses.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility starting January 2007. Income derived after the expiration of the ITH is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to Php35 million and Php30 million for the nine months ended September 30, 2014 and 2013, respectively.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the nine months ended September 30, 2014 and 2013:

	September 30,
	2014		2013
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	27,957	27,957	26,885	26,885
Discontinued operations (Notes 2 and 4)	–	–	2,069	2,069

Consolidated net income attributable to equity holders of PLDT (Note 4)	27,957	27,957	28,954	28,954
Dividends on preferred shares (Note 20)	(44)	(44)	(44)	(44)

Consolidated net income attributable to common equity holders of PLDT	27,913	27,913	28,910	28,910

	(in thousands, except per share amounts which are in pesos)

Weighted average number of common shares	216,056	216,056	216,056	216,056

EPS from continuing operations (Note 4)	129.19	129.19	124.23	124.23
EPS from discontinued operations (Notes 2 and 4)	–	–	9.58	9.58

EPS attributable to common equity holders of PLDT (Note 4)	129.19	129.19	133.81	133.81

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred             shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred             shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury             shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9. Property, Plant and Equipment

Changes in property, plant and equipment account for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

					Vehicles, aircraft,		Information
				Buildings	furniture		origination	Land and
	Cable and wire	Central		and	and other network	Communications	and termination	land	Property
	facilities	office equipment	Cellular facilities	improvements	equipment	satellite	equipment	improvements	under construction	Total
	(in million pesos)
As at January 1, 2013 (Audited)
Cost	157,036	95,258	100,935	24,333	42,628	966	9,341	3,224	47,312	481,033
Accumulated depreciation, impairment and amortization	(96,545)	(74,730)	(52,543)	(12,417)	(35,218)	(966)	(8,278)	(258)	–	(280,955)

Net book value (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078

Year Ended December 31, 2013 (Audited)
Net book value at beginning of the year (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078
Additions	2,456	583	5,331	333	1,908	–	627	437	16,802	28,477
Disposals/Retirements	(626)	(128)	(269)	(42)	(107)	–	(1)	(440)	(384)	(1,997)
Translation differences charged directly to cumulative translation adjustments	8	(3)	–	(3)	10	–	–	–	–	12
Impairment losses recognized during the year (Note 5)	(305)	–	(1,778)	–	(50)	–	(9)	–	–	(2,142)
Reclassifications (Note 13)	21	64	1,086	(147)	(10)	–	–	(280)	(2,191)	(1,457)
Transfers and others	4,643	3,172	5,172	272	1,053	–	179	3	(14,494)	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization	(9,984)	(3,788)	(10,923)	(1,325)	(3,680)	–	(602)	(2)	–	(30,304)
Net book value at end of the year (Note 3)	56,704	20,428	47,011	11,002	6,534	–	1,257	2,684	47,045	192,665

As at December 31, 2013 (Audited)
Cost	175,695	115,625	152,885	26,441	48,595	966	11,091	2,943	47,045	581,286
Accumulated depreciation, impairment and amortization	(118,991)	(95,197)	(105,874)	(15,439)	(42,061)	(966)	(9,834)	(259)	–	(388,621)

Net book value (Note 3)	56,704	20,428	47,011	11,002	6,534	–	1,257	2,684	47,045	192,665

Period Ended September 30, 2014 (Unaudited)
Net book value at beginning of the period (Note 3)	56,704	20,428	47,011	11,002	6,534	–	1,257	2,684	47,045	192,665
Additions	1,440	365	6,177	134	1,534	–	435	5	5,998	16,088
Disposals/Retirements	(8)	(19)	(153)	(6)	(48)	–	–	–	(1)	(235)
Translation differences charged directly to cumulative translation adjustments	–	1	–	–	1	–	–	–	–	2
Acquisition through business combinations (Note 14)	–	–	–	–	503	–	–	–	191	694
Reclassifications (Note 13)	(56)	48	20	–	(160)	–	114	–	(66)	(100)
Transfers and others	3,920	2,591	2,000	173	1,141	–	71	3	(9,899)	–
Impairment losses recognized during the period (Notes 3 and 5)	–	(227)	–	–	–	–	–	–	–	(227)
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(6,779)	(3,018)	(8,024)	(1,011)	(2,559)	–	(504)	(2)	–	(21,897)
Net book value at end of the period (Note 3)	55,221	20,169	47,031	10,290	6,946	–	1,373	2,690	43,268	186,988

As at September 30, 2014 (Unaudited)
Cost	180,131	116,850	156,465	26,721	49,415	966	11,705	2,953	43,268	588,474
Accumulated depreciation, impairment and amortization	(124,910)	(96,681)	(109,434)	(16,431)	(42,469)	(966)	(10,332)	(263)	–	(401,486)

Net book value (Note 3)	55,221	20,169	47,031	10,290	6,946	–	1,373	2,690	43,268	186,988

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than the Philippine peso, which are principally in U.S. dollars. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php342 million and Php526 million for the nine months ended September 30, 2014 and 2013, respectively. See Note 5 – Income and Expenses – Financing Costs, net. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php6,334 million and Php6,885 million as at September 30, 2014 and December 31, 2013, respectively. The average interest capitalization rates used were approximately 3% and 5% for the nine months ended September 30, 2014 and 2013, respectively.

Our undepreciated capitalized net foreign exchange losses that qualified as borrowing costs amounted to Php121 million and Php80 million as at September 30, 2014 and December 31, 2013, respectively. Our net foreign exchange differences, which qualified as borrowing costs amounted to Php47 million and nil for the nine months ended September 30, 2014 and 2013, respectively.

The useful lives of our property, plant and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to Php14 million and Php18 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities

In 2013, Smart and DMPI launched a network convergence program designed to consolidate the networks of Smart and DMPI into a single network enabling subscribers of both companies to take advantage of the combined network. The convergence is expected to result in savings from synergies in terms of optimized capital expenditures and cost efficiencies from colocation of base stations, consolidation of core systems, and operating expenses. The program, however, rendered certain network equipment and site facilities obsolete. In view of this, Smart and DMPI recognized full impairment provision on the net book value of the affected network equipment and site facilities amounting to Php378 million and Php1,764 million, respectively.

In 2014, PLDT has implemented massive fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and rendered subscribers opportunities for better services. In relation to this, PLDT has recognized an impairment provision on the net book value of certain transmission facilities consequently replaced by the program amounting to Php227 million.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment.

10. Investments in Associates, Joint Ventures and Deposits

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest (Notes 3 and 26)	9,617	9,522
Digitel Crossing, Inc., or DCI	109	102
PG1 (Note 14)	–	111
Beta	–	–
ACeS International Limited, or AIL	–	–
Asia Netcom Philippines Corp., or ANPC	–	–

	9,726	9,735

Carrying value of investments in joint ventures:
Beacon	31,859	29,625
PLDT Italy S.r.l., or PLDT Italy	–	–

	31,859	29,625

Deposit for future PDRs subscription:
MediaQuest (Notes 3 and 26)	2,250	1,950
Deposit for future stock subscription:
Automated Fare Collection System, or AFCS	300	–

	2,550	1,950

Total carrying value of investments in associates, joint ventures and deposits (Note 4)	44,135	41,310

Changes in the cost of investments and deposits for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	37,074	26,312
Additions during the period	600	5,557
Business combinations (Note 14)	(155)	–
Reclassification	–	5,440
Disposal during the period	–	(254)
Translation and other adjustments	2	19

Balance at end of the period	37,521	37,074

Changes in the accumulated impairment losses for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,883	1,877
Translation and other adjustments	1	6

Balance at end of the period	1,884	1,883

Changes in the accumulated equity share in net earnings of associates and joint ventures for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	6,119	2,642
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	2,687	2,742
Beacon	2,703	2,769
MediaQuest	95	(78)
DCI	7	13
PG1	(14)	(21)
Beta	(104)	113
Mobile Payment Solutions Pte. Ltd., or MPS	–	(54)
Realized portion of deferred gain on the transfer of Meralco shares	1,418	–
Business combinations (Note 14)	58	–
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	(32)	1,020
Dividends	(1,855)	(405)
Disposals	–	253
Translation and other adjustments	103	(133)

Balance at end of the period	8,498	6,119

Investments in Associates

Investment in MediaQuest

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT-BTF, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with 767 thousand net subscribers as at September 30, 2014.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•	a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•	a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 26 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV. The carrying value of investment in MediaQuest amounted to Php9,617 million and Php9,522 million as at September 30, 2014 and December 31, 2013, respectively.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest, which increased ePLDT’s investment in Hastings PDRs from Php1.95 billion up to Php2.45 billion representing a 60% economic interest in Hastings. A new investor is expected to subscribe for a 40% economic interest in Hastings either directly through Hastings or PDRs to be issued by MediaQuest in relation to its interest in Hastings.

On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.

ePLDT’s deposit for future Hastings PDRs subscription amounted to Php2.25 billion and Php1.95 billion as at September 30, 2014 and December 31, 2013, respectively.

As at the date of issuance of this report, the Hastings PDRs have not yet been issued.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following improvement in the associates’ operations.

Digitel has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that Digitel only has significant influence.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the joint venture agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at the date of issuance of this report, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, Metro Pacific Investments Corporation, or MPIC, and JSL entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on the general business of common and/or private carrier, by means of aircraft of every kind or description. PLDT subscribed to 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million was booked as advances and shall be paid by PG1 to PLDT in cash after incorporation, as soon as reasonably practicable. PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

As at December 31, 2013, MPG, Philex, MPTC, MPIC and JSL own 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1; consequently, PLDT has accounted for its investment in PG1 as an investment in associate.

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by JSL which effectively increases PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased which was completed on March 10, 2014 was Php23 million. Thus, PLDT gained control of PG1 and, therefore, PG1’s financial statements were included in our consolidated financial statements effective March 10, 2014.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, and Beta, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. On various dates in 2013 and 2014, PGIC transferred a total of 85 ordinary shares and 31,426 preferred shares to certain employees of Beta for a total consideration of US$53 thousand. The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%. See related discussion on Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC. Beta has been designated to be the holding company of the SPi Technologies, Inc. and Subsidiaries, or SPi Group.

The carrying value of PGIC’s investment in Beta’s preferred shares amounting to Php1,909 million and Php1,861 million were presented as part of investment in debt securities and other long-term investments in our consolidated statements of financial position as at September 30, 2014 and December 31, 2013, respectively. See related discussion on Note 12 – Investment in Debt Securities and Other Long-term Investments. The carrying value of investment in common shares amounted to nil as at September 30, 2014 and December 31, 2013.

On October 1, 2014, AOGL’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total value of US$235 million. AOGL is a wholly-owned subsidiary of Beta. As a result of the sale, PGIC received a cash distribution of US$42 million from Beta.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of ACeS Philippines in AIL

As at September 30, 2014, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net income of AIL amounted to Php13 million and Php251 million for the nine months ended September 30, 2014 and 2013, respectively. Share in net cumulative losses amounting to Php1,451 million and Php1,412 million as at September 30, 2014 and December 31, 2013, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 28 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	3,144	5,547
Current assets	1,596	2,563
Equity	(1,174)	(725)
Noncurrent liabilities	3,701	4,935
Current liabilities	2,213	3,900

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	1,733	877
Expenses	1,475	785
Other income (expense) – net	(210)	102
Net income	48	194
Other comprehensive income	–	–
Total comprehensive income	48	194

We have no outstanding contingent liabilities or capital commitments with our associates as at September 30, 2014 and December 31, 2013.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon. Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective Board of PCEV and MPIC.

PCEV accounts for its investment in Beacon as investment in joint venture since the OA establishes joint control over Beacon.

Beacon’s Capitalization

Beacon’s authorized capital stock of Php5,000 million consists of 3,000 million common             shares with a par value of Php1 per share and 2,000 million preferred shares with a par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,157 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 164 million Meralco shares at a price of Php150 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash, as further discussed in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,157 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154 million Meralco common shares at a price of Php150 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154 million and 164 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco             shares to a third party.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 69 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares at the same value. The transfer of the Meralco shares was implemented by a special block sale/cross sale through the PSE.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain was presented as an adjustment to the investment cost of the Beacon preferred             shares in 2011. Similar to the deferred gain on the transfer of the 154 million Meralco             shares, the deferred gain will only be realized upon the disposal of the Meralco shares to a third party.

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common             shares outstanding, was Php24,794 million and Php23,375 million as at September 30, 2014 and December 31, 2013, respectively.

PCEV’s Additional Investment in Beacon Common Shares

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold approximately 282 million of its investment in Beacon preferred             shares to MPIC for a total cash consideration of Php3,563 million which took effect on June 29, 2012. Beacon preferred shares were sold to an entity not included in PLDT Group, PCEV realized a portion of the deferred gain, amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

Change in View and Purpose of Investment in Beacon Preferred Shares

On October 30, 2013, PCEV’s Board of Directors approved the change in view and purpose of investment in Beacon preferred shares, from investment available-for-sale financial investments to strategic investment which PCEV intends to hold on to in the long-term, similar to its investment in common shares. As a result, the investment in Beacon preferred             shares was reclassified from available-for-sale financial investments to investment in a joint venture (both are noncurrent assets). The carrying value of PCEV’s investment in Beacon preferred shares amounted to Php7,065 million and Php6,250 million as at September 30, 2014 and December 31, 2013, respectively, (net of deferred gain of Php5,520 million and Php6,133 million as at September 30, 2014 and December 31, 2013, respectively).

Dividends received amounted to Php405 million for the year ended December 31, 2013 was deducted from the carrying value of the investment in a joint venture following the reclassification from available-for-sale financial investments.

In March 2014, Beacon declared 7% cumulative preferred dividend on its preferred shareholders in the amount of Php810 million. Such dividend was received in May 2014 and was deducted from the carrying value of the investment in a joint venture.

Sale of Beacon’s Meralco Shares to MPIC

On June 24, 2014, Beacon and MPIC, with PCEV’s conformity, entered into a Share Purchase Agreement to sell 56 million common shares, comprising of approximately 5% interest in Meralco to MPIC at a price of Php235 per share for an aggregate consideration of Php13,243 million. Based on the agreement, MPIC settled a portion of the consideration amounting to Php3,000 million immediately upon signing of the agreement and the balance will be payable on or before February 2015. Since Beacon sold these shares to an entity not included in the PLDT Group, PCEV realized a portion of the deferred gain, amounting to Php1,418 million, which was recorded when the Meralco shares were transferred to Beacon. After this transaction, remaining deferred gain on the transfer of Meralco shares amounted to Php12,762 million.

Upon completion of the sale, PCEV’s effective interest in Meralco, through Beacon, was reduced to 22.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 27.48%. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96%.

Beacon’s Acquisition of Additional Meralco Shares

A summary of Beacon’s purchases and sale of Meralco shares are shown below:

			Nominal Value Per
Date	Beneficial Ownership	Number of Shares	Share	Aggregate Cost*
		(in millions, except for nominal value per share)
Various dates in 2011	4.40%	49.9	Php–	Php14,310.0
January 2012	2.70%	30.0	295	9,103.8
November 2012	0.30%	3.2	262	841.7
December 2012	0.03%	0.3	249	89.5
July 19, 2013	0.89%	10.0	270	2,728.0
July 30, 2013	0.74%	8.3	291	3,207.0
June 24, 2014	(5.00%)	(56.4)	235	(12,537.0)

*	Inclusive of transaction costs.

As at September 30, 2014, Beacon effectively owns 507 million Meralco common shares representing approximately 44.96% effective ownership in Meralco with a carrying value of Php111,208 million and market value of Php128,618 million based on quoted price of Php254 per share. As at December 31, 2013, Beacon effectively owned 563 million Meralco common             shares representing approximately 49.96% effective ownership in Meralco with a carrying value of Php124,189 million and market value of Php141,344 million based on quoted price of Php251 per share.

Beacon’s Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The notes facility partially financed the acquisition of Meralco shares and the acquisition of the additional 49.9 million Meralco common shares in 2011. The loan was prepaid in full on March 27, 2013.

On May 24, 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility as at December 31, 2011 amounting to Php4,000 million was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The remaining Php7,000 million was subsequently drawn on July 9, 2012 and used for the payment of the final tranche of the deferred purchase made in May 2011. The outstanding balance of the facility amounted to Php10,368 million and Php10,780 million, net of unamortized debt discount, as at September 30, 2014 and December 31, 2013, respectively.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to finance the acquisition of the additional 30 million Meralco common stock from First Philippine Utilities Corporation. The loan was prepaid in full on August 1, 2013.

On February 6, 2013, Beacon entered into a Php17,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php18,000 million ten-year corporate notes facility under a Facility Agreement dated March 22, 2010. The loan facility was divided into two tranches with the first tranche amounting to Php2,285 million (the “Tranche A”) and the second tranche amounting to Php14,715 million (the “Tranche B”).

Both tranches have a term of ten years with semi-annual interest and principal payments starting May 27, 2013 with final repayment on March 27, 2023. The Tranche A bears a fixed interest rate based on the ten-year Philippine Dealing System Treasury Fixing, or PDST-F, plus a spread, subject to a floor rate. The Tranche B bears a fixed interest rate for the first five years from the Drawdown Date based on the five-year PDST-F plus a spread, subject to a floor rate. For the next five years, the fixed interest rate for Tranche B will be repriced based on the five-year PDST-F on the Business Day immediately preceding the Repricing Date plus a spread, provided that such interest rate shall not be lower than the applicable interest rate for the first five years. The outstanding balance of the facility amounted to Php16,574 million and Php16,872 million as at September 30, 2014 and December 31, 2013, respectively.

On May 27, 2013, Beacon entered into a Forward Starting Interest Rate Swap, or Forward Starting IRS, to hedge the interest repricing risk on the outstanding balance of the Tranche B (Php14,715 million) by the end of the fifth year. The Forward Starting IRS will have a receive leg based on a rate which will be determined on March 26, 2018 and pay leg of 6.98% fixed rate that virtually matches the debt’s critical terms (i.e., benchmark rate and fixing date). The hedge is expected to be highly effective and such as Beacon designates the Forward Starting IRS as a cash flow hedge. The changes in fair value of the Forward Starting IRS will be deferred in equity under Beacon’s other comprehensive income (loss) reserve account.

On July 29, 2013, Beacon entered into a Php9,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php5,000 million ten-year corporate notes facility under a Facility Agreement dated November 9, 2011 and to partially finance the acquisition of the additional 18.3 million Meralco common shares. This facility was fully drawn on August 1, 2013 with semi-annual interest and principal payments starting July 31, 2013 with final repayment on July 31, 2023. The loan facility was divided into two tranches with the first tranche amounting to Php2,950 million (the “Tranche A”) and the second tranche amounting to Php6,050 million (the “Tranche B”). The outstanding balance of the facility amounted to Php8,762 million and Php8,933 million as at September 30, 2014 and December 31, 2013, respectively.

On August 13, 2013, Beacon availed of two short-term notes from local banks, each with a principal sum of Php200 million. Both notes were paid in full on November 13, 2013.

The above facilities were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% equity interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is €3.9 million, or a total of €7.8 million each as at September 30, 2014 and December 31, 2013. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at September 30, 2014 and December 31, 2013.

Investment of SMI in MPS

In June 2010, SMI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture was developed, provided and marketed certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SMI and MasterCard Asia, respectively. On November 9, 2010, SMI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SMI, respectively. On April 25, 2012, SMI remitted the amount of US$2 million representing the 60% payment for the additional shares allotted to SMI. On August 23, 2012, the balance of US$1 million representing the 40% of the remaining additional             shares was paid.

On March 26, 2012, SMI entered into a licensing agreement with MasterCard Asia to accept and process MasterCard Asia’s debit and credit card transactions of accredited merchants. SMI became the first non-bank institution in the country to be granted an acquiring license by MasterCard Asia.

On November 21, 2013, SMI and MasterCard Asia executed a Stock Purchase Agreement wherein SMI sold all of its shares in MPS totaling to approximately 6 million shares to MasterCard Asia for a purchase price of US$1.00. On the same date, both companies executed a Settlement Agreement wherein MPS agreed to settle its outstanding payables to SMI as at August 31, 2013, after deducting SMI’s 40% share in the net liabilities of MPS. The net settlement amount as at the cut-off date amounted to US$2.18 million. However, SMI shall continue to be a supplier of MPS by virtue of their independent Contractor Services Agreement.

The carrying values of SMI’s investment in MPS amounted to nil as at September 30, 2014 and December 31, 2013.

Summarized Financial Information of Joint Ventures

The table below presents the summarized financial information of Beacon as at September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	111,208	124,717
Current assets	15,176	686
Equity	88,959	87,664
Noncurrent liabilities	35,784	35,556
Current liabilities	1,641	2,183
Additional Information:
Cash and cash equivalents	5,069	683
Current financial liabilities*	935	936
Noncurrent financial liabilities*	34,742	35,195

*	Excluding trade, other payables and provisions.

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues — equity share in net earnings	6,573	6,340
Expenses	1	162
Interest income	104	24
Interest expense	1,737	1,774
Net income	5,302	4,385
Other comprehensive loss	(64)	–
Total comprehensive income	5,238	4,385

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at September 30, 2014 and December 31, 2013:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Beacon’s equity	88,959	87,664
Less: Cumulative dividends to preferred shares	(2,025)	(1,620)
Preferred shares	(23,146)	(23,146)
Net assets attributable to common shares	63,788	62,898
PCEV’s ownership interest	50%	50%

Share in net assets of Beacon	31,894	31,449
Carrying value of investment in preferred shares	7,065	6,250
Purchase price allocation adjustments	(44)	(39)
Deferred gain on transfer of Meralco shares	(7,242)	(8,047)
Others	186	12

Carrying amount of interest in Beacon	31,859	29,625

The following table presents our aggregate share in the summarized financial information of our investments in individually immaterial joint ventures as at September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	–	–
Current assets	4	4
Equity	3	4
Current liabilities	1	–

	September 30,

	2014	2013

	(Unaudited)

	(in million pesos)
Income Statements:
Revenues	–	32
Expenses	–	26
Other expenses – net	–	74
Net loss	–	68
Other comprehensive income	–	–
Total comprehensive loss	–	68

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at September 30, 2014 and December 31, 2013.

Automated Fare Collection System Project Awarded to Ayala-First Pacific Consortium, or AF Consortium

In 2013, Smart, along with other companies of conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority.  The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines.  The AF Consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe Telecom, Inc., for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group bidded for the AFCS Project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder.  The AF Consortium will form a corporation with Smart taking 20% ownership.

On February 10, 2014, the Automated Fare Collection Services, Inc., or AFCSI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC.

On June 30, 2014, the MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project. On the same date, Smart made a deposit for future stock subscription of Php300 million representing 20% ownership in AFCSI.

11. Available-for-Sale Financial Investments

POIPL’s Investment in Rocket

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.

Pursuant to the terms of the partnership agreement, PLDT invested €333 million in cash, for new shares equivalent to a 10% stake in Rocket. These new shares are of the same class and bear the same rights as the Rocket shares held by the current investors then, namely:  Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly: European Founders Fund GmbH). PLDT fully paid the €333 million investment in two tranches on September 8 and 15, 2014, which it funded from available cash and new debt. In line with PLDT’s right to appoint one member of Rocket’s nine-person Supervisory Board, on August 22, 2014, PLDT’s President and Chief Executive Officer, Napoleon L. Nazareno, was appointed to the Rocket Supervisory Board.

Concurrent with the investment, PLDT and Rocket agreed to jointly develop mobile and online payments in emerging markets. The partnership will leverage PLDT’s experience and intellectual property in mobile payments and remittance platforms, together with Rocket’s global technology platform, to provide products and services for the “unbanked, uncarded and unconnected” population in emerging markets.

PLDT’s investment terms reflect its long-term commitment to Rocket and its unique ability to combine PLDT’s world-class mobile money expertise and resources with Rocket’s global platform to drive future value-enhancing growth opportunities.

On August 15, 2014, United Internet AG announced its strategic investment in Rocket and invested a total of €435 million for a 10.7% stake in Rocket.  In addition, the equity participation of Global Founders Fund in Global Founders Capital valued at €153 million was contributed into Rocket. Following these transactions, PLDT’s ownership in Rocket was reduced to 8.6%.

On August 21, 2014, Rocket announced the contribution by Holtzbrinck Ventures of its entire stakes in seven of Rocket’s most developed e-commerce businesses into Rocket in exchange for a 2.5% equity stake in Rocket.  This further reduced PLDT’s stake in Rocket to 8.4%.

Also on August 21, 2014, PLDT and PLDT Online Investments Pte. Ltd., or PLDT Online, a wholly-owned subsidiary of PLDT Digital Investments Pte. Ltd., which is a wholly-owned subsidiary of PLDT, entered into an Assignment Agreement, wherein PLDT assigned all its rights, title and interest as well as its entire obligations related to its investment in Rocket to PLDT Online.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket listed in the Entry Standard of the Frankfurt Stock Exchange   under the ticker symbol “RKET.”  PLDT’s ownership stake in Rocket after the IPO was reduced to 6.6%.  At the closing price of Rocket as at November 3, 2014 of €41.50 per share, the total market value of PLDT’s stake in Rocket is €419 million, or Php23,563 million.

Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket has more than 20,000 employees in its network of companies across over 100 countries, with aggregated revenues in excess of €700 million in 2013.  Its most prominent brands include leading Southeast Asian e-Commerce businesses, Zalora and Lazada, as well as fast growing brands with strong positions in their markets, such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh, in Latin America, Africa, Middle East, Russia, India and Europe.  Alongside e-Commerce and marketplaces, financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

12. Investment in Debt Securities and Other Long-term Investments

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Beta’s preferred shares (Note 10)	1,909	1,861
PSALM Bonds	376	322
Security Bank Corporation, or Security Bank, Time Deposits	314	310
GT Capital Bond	150	150
Home Development Mutual Fund, or HDMF Bonds	101	–
National Development Company, or NDC Bond	74	–
National Power Corporation, or NAPOCOR, Bond	53	–
Philippine Retail Treasury Bond, or Philippine RTB	33	–
	3,010	2,643
Less current portion (Note 28)	371	–

Noncurrent portion (Note 28)	2,639	2,643

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment of PGIC in Beta for the detailed discussion of our investment.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php5.3 million for the nine months ended September 30, 2014. The carrying value of this investment amounted to Php213 million and Php217 million as at September 30, 2014 and December 31, 2013, respectively.

In August 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php100 million maturing on April 22, 2015 with yield-to-maturity at 3.25% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php2.0 million for the nine months ended September 30, 2014. The carrying value of this investment amounted to Php102 million and Php105 million as at September 30, 2014 and December 31, 2013, respectively.

In January 2014, Smart purchased, at a premium, additional PSALM Bonds with face value of Php60 million maturing on April 22, 2015 with yield-to-maturity at 3.00% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php1.4 million for the nine months ended September 30, 2014. The carrying value of this investment amounted to Php61 million as at September 30, 2014.

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4.00%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$140.3 thousand, or Php6.2 million, and US$140 thousand, or Php6 million, for the nine months ended September 30, 2014 and 2013, respectively. The carrying value of this investment amounted to Php224 million and Php222 million as at September 30, 2014 and December 31, 2013, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$49 thousand, or Php2 million, and US$22 thousand, or Php1 million, for the nine months ended September 30, 2014 and 2013, respectively. The carrying value of this investment amounted to Php90 million and Php88 million as at September 30, 2014 and December 31, 2013, respectively.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on this investment amounted to Php4.4 million and Php3.5 million for the nine months ended September 30, 2014 and 2013, respectively. The carrying value of this investment amounted to Php150 million each as at September 30, 2014 and December 31, 2013.

HDMF Bonds

In June 2014, Smart purchased, at a premium, HDMF Bonds with face value of Php100 million maturing on March 12, 2015 with yield-to-maturity at 2.20% gross. The bond has a gross coupon rate of 5.00% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php663 thousand for the nine months ended September 30, 2014. The carrying value of this investment amounted to Php101 million as at September 30, 2014.

NDC Bond

In May 2014, Smart purchased, at a premium, an NDC Bond with face value of Php73.5 million maturing on November 27, 2014 with yield-to-maturity at 1.85% gross. The bond has a gross coupon rate of 5.13% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php545 thousand for the nine months ended September 30, 2014. The carrying value of this investment amounted to Php74 million as at September 30, 2014.

NAPOCOR Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million maturing on December 19, 2016 with yield-to-maturity at 3.38% gross. The bond has a net coupon rate of 5.88% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php934 thousand for the nine months ended September 30, 2014. The carrying value of this investment amounted to Php53 million as at September 30, 2014.

Philippine RTB

In January 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php32.29 million maturing on August 19, 2015 with yield-to-maturity at 2.38% gross. The bond has a gross coupon rate of 5.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php577 thousand for the nine months ended September 30, 2014. The carrying value of this investment amounted to Php33 million as at September 30, 2014.

In April 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php300 million and yield-to-maturity at 1.66% gross. The bond has a gross coupon rate of 6.25% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. This investment matured on September 24, 2014. Interest income, net of withholding tax, recognized on this investment amounted to Php2 million for the nine months ended September 30, 2014.

Philippine Treasury Bills

In January 2014, Smart purchased, at a discount, Treasury Bills with face value of Php90 million and yield-to-maturity at 1.40% gross. This investment matured on April 10, 2014. Interest income, net of withholding tax, recognized on this investment amounted to Php257 thousand for the nine months ended September 30, 2014.

In March 2014, Smart purchased, at a discount, additional Treasury Bills with face value of Php300 million and yield-to-maturity at 1.43% gross. This investment matured on June 4, 2014. Interest income, net of withholding tax, recognized on this investment amounted to Php616 thousand for the nine months ended September 30, 2014.

In April 2014, Smart purchased, at a discount, additional Treasury Bills with total face value of Php400 million and weighted average yield-to-maturity at 1.60% gross. This investment matured on July 9, 2014. Interest income, net of withholding tax, recognized on this investment amounted to Php1.3 million for the nine months ended September 30, 2014.

Investment in Treasury bills were recognized as held-to-maturity investments. Discounts are amortized using the EIR method.

RCBC Tier 2 Note, or RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Note with face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC early redeemed its Tier 2 Note with face value of Php150 million and interest payment of Php2 million on February 22, 2013 pursuant to the exercise of Redemption at the Option of the Issuer and as approved by the Bangko Sentral ng Pilipinas. Interest income, net of withholding tax, recognized on this investment amounted to Php1.2 million for the nine months ended September 30, 2013.

13. Investment Properties

Changes in investment properties account for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,222	712
Net gains from fair value adjustments charged to profit or loss(1)	598	79
Disposals	(6)	–
Transfers from property, plant and equipment – net (Note 9)	–	431

Balance at end of the period (Note 3)	1,814	1,222

(1)	Presented as part of “Other income – net” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on market approach valuation technique using price per square meter ranging from Php8 to Php154 thousand. The valuation for building and land improvements were based on cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. For strategic reasons, the properties are not being used in this manner.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php40 million and Php42 million for the nine months ended September 30, 2014 and 2013, respectively.

The above investment properties were categorized under Level 3 fair value hierarchy. There were no transfers in and out of Level 3 fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14. Business Combinations

2014 Acquisitions

IPCDSI’s Acquisition of Rack IT

On January 28, 2014, IPCDSI and a third party, with the conformity of Rack IT, entered into a Sale and Purchase Agreement whereby the third party sold its 100% ownership in Rack IT to IPCDSI for a total purchase price of Php164 million, of which Php25 million will be paid upon completion of certain closing conditions in May 2014. On May 28, 2014, ePLDT granted the request of the third party to extend the deadline of the completion of closing conditions on or before December 31, 2014.

Rack IT was incorporated to engage in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center facility. As at the date of the report, Rack IT is still at pre-operating phase and construction phase of its data center facility, which is located in Sucat, Parañaque, is still on-going. See Note 2 – Summary of Significant Accounting Policies – IPCDSI’s Acquisition of Rack IT.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

		Provisional Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	39	192
Other noncurrent assets	2	2
Trade and other receivables	15	15
Prepayments and other current assets	15	15
	71	224

Liabilities:
Deferred income tax liability	–	46
Accounts payable	14	14

Total identifiable net assets acquired	57	164
Goodwill from the acquisition (Note 15)	–	–

Purchase consideration transferred	57	164

Cash flows from investing activity:
Cash paid	–	(164)

The net assets acquired at the date of acquisition were based on a provisional assessment of fair value, while we sought an independent valuation on the value of Rack IT’s assets. The results of this valuation had not been finalized as at the date of release of the September 30, 2014 consolidated financial statements were approved for issuance by the Board of Directors.

The fair value and gross amount of trade and other receivables amounted to Php15 million.

The excess of purchase price consideration over the net assets acquired amounting to Php107 million was added to the fair value of property, plant and equipment and deferred income tax liability since Rack IT is still under the construction phase when it was acquired by ePLDT.

Our consolidated net income would have decreased by Php12 million for the nine months ended September 30, 2014 had the acquisition of Rack IT actually taken place on January 1, 2014. Total net loss of Rack IT included in our consolidated income statement from January 28, 2014 to September 30, 2014 amounted to Php9 million.

PLDT’s Additional Investment in PG1

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by JSL which effectively increases PLDT’s ownership in PG1 from 50% to 65%. The cash consideration for the shares purchased, which was completed on March 10, 2014, was Php23 million. Thus, PLDT gained control of PG1 and, therefore, PG1’s financial statements were included in our consolidated financial statements effective March 10, 2014. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 for related discussion.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

		Provisional Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	502	502
Other noncurrent assets	37	37
Cash and cash equivalents	21	21
Trade and other receivables	6	6
Prepayments and other current assets	12	12
	578	578

Liabilities:
Accounts payable	413	413

	165	165
Goodwill from the acquisition (Note 15)	–	3

Total identifiable net assets acquired	165	168
Noncontrolling interests	–	(48)

Purchase consideration transferred	165	120

Cash paid		23
Fair value of previous interest		97

		120

Cash flows from investing activity:
Net cash acquired with subsidiary		21
Cash paid		(23)

Purchase of subsidiary – net of cash acquired		(2)

The net assets acquired at the date of acquisition were based on a provisional assessment of fair value, while we sought an independent valuation on the value of PG1’s assets. The results of this valuation had not been finalized as at the date of release of the September 30, 2014 consolidated financial statements were approved for issuance by the Board of Directors.

The fair value and gross amount of trade and other receivables amounted to Php6 million.

The goodwill of Php3 million pertains to the fair value of PG1’s air transportation business.

Our consolidated net income would have decreased by Php14 million for the period ended September 30, 2014 had the acquisition of PG1 actually taken place on January 1, 2014. Total revenues and net loss of PG1 included in our consolidated income statement from March 10, 2014 to September 30, 2014 amounted to Php4 million and Php55 million, respectively.

15. Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

	Intangible						Total
	Assets with						Intangible Assets
	Indefinite Life	Intangible Assets with Definite Life					with	Total		Total Goodwill and
		Customer					Definite
	Trademark	List	Franchise	Licenses	Spectrum	Others	Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
September 30, 2014 (Unaudited)
Costs:
Balance at beginning of the period	4,505	4,726	3,016	936	1,205	1,199	11,082	15,587	62,826	78,413
Business combinations (Note 14)	–	–	–	–	–	–	–	–	3	3
Additions	–	–	–	36	–	–	36	36	–	36
Translation and other adjustments	–	–	–	–	–	(1)	(1)	(1)	–	(1)
Balance at end of the period	4,505	4,726	3,016	972	1,205	1,198	11,117	15,622	62,829	78,451

Accumulated amortization and impairment:
Balance at beginning of the period	–	1,237	403	287	750	1,119	3,796	3,796	699	4,495
Amortization during the period (Note 3)	–	383	140	268	60	11	862	862	–	862
Translation and other adjustments	–	–	–	–	–	(1)	(1)	(1)	–	(1)

Balance at end of the period	–	1,620	543	555	810	1,129	4,657	4,657	699	5,356

Net balance at end of the period (Note 3)	4,505	3,106	2,473	417	395	69	6,460	10,965	62,130	73,095

Estimated useful lives (in years)	–	1 – 9	16	1 – 18	15	1 – 10	–	–	–	–
Remaining useful lives (in years)	–	6	13	1 – 8	5	1 – 5	–	–	–	–

December 31, 2013 (Audited)
Costs:
Balance at beginning of the year	4,505	4,726	3,016	135	1,205	1,177	10,259	14,764	62,939	77,703
Additions	–	–	–	801	–	–	801	801	–	801
Business combinations	–	–	–	–	–	–	–	–	(113)	(113)
Translation and other adjustments	–	–	–	–	–	22	22	22	–	22
Balance at end of the year	4,505	4,726	3,016	936	1,205	1,199	11,082	15,587	62,826	78,413

Accumulated amortization and impairment:
Balance at beginning of the year	–	722	217	62	669	1,084	2,754	2,754	699	3,453
Amortization during the year	–	515	186	225	81	13	1,020	1,020	–	1,020
Translation and other adjustments	–	–	–	–	–	22	22	22	–	22
Balance at end of the year	–	1,237	403	287	750	1,119	3,796	3,796	699	4,495

Net balance at end of the year	4,505	3,489	2,613	649	455	80	7,286	11,791	62,127	73,918

Estimated useful lives (in years)	–	1 – 9	16	1 – 18	15	1 – 10	–	–	–	–
Remaining useful lives (in years)	–	7	14	1 – 9	6	1 – 6	–	–	–	–

The consolidated goodwill and intangible assets of our reportable segments as at September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014 (Unaudited)
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Customer list	3,106	–	3,106
Franchise	2,473	–	2,473
Licenses	417	–	417
Spectrum	395	–	395
Others	69	–	69
Total intangible assets	10,965	–	10,965
Goodwill	57,322	4,808	62,130

Total goodwill and intangible assets (Note 3)	68,287	4,808	73,095

	December 31, 2013 (Audited)
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Customer list	3,489	–	3,489
Franchise	2,613	–	2,613
Licenses	649	–	649
Spectrum	455	–	455
Others	80	–	80
Total intangible assets	11,791	–	11,791
Goodwill	57,322	4,805	62,127

Total goodwill and intangible assets (Note 3)	69,113	4,805	73,918

Intangible Assets

In April 2013, Smart entered into a three-year licensing agreement with MCA Music, Inc., an affiliate of the Universal Music Group, the world’s largest music company with wholly-owned record operations in 77 countries. Smart recognized intangible assets of Php600 million for the license contents and marketing partnership in the Philippines, while amortization amounted to Php150 million and Php100 million for the nine months ended September 30, 2014 and 2013, respectively.

In July 2013, Smart entered into an 18-month licensing agreement with Ivory Music and Video, Inc., a domestic corporation and one of the major labels in the Philippine music industry. Smart recognized intangible assets of Php201 million for the license contents and marketing partnership, while amortization amounted to Php100 million and Php33 million for the nine months ended September 30, 2014 and 2013, respectively.

In February 2014, Smart entered into a two-year licensing agreement with Universal Records Philippines, Inc., or Universal Records, and PolyEast Records, Inc., or PolyEast Records. The agreement granted Smart an exclusive right to sell digital products of Universal Records and PolyEast Records such as downloading and streaming of digital audio and video. Smart recognized intangible assets of Php36 million for the license contents, while amortization amounted to Php12 million for the nine months ended September 30, 2014.

The consolidated future amortization of intangible assets with definite life as at September 30, 2014 is as follows:

Year	(in million pesos)
2014(1)	289
2015	1,016
2016	848
2017	798
2018 and onwards	3,509

(Note 3)	6,460

(1)	October 1, 2014 through December 31, 2014.

Impairment Testing of Goodwill and Intangible Assets with Indefinite Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at September 30, 2014, the PLDT Group’s goodwill comprised of goodwill resulting from PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, CURE in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level within our business at which we monitor goodwill.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed line and wireless companies within the PLDT Group, Management views that the wireless and fixed line operating segments are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2014 to 2016.  The pre-tax discount rate applied to cash flow projections is 11% and 10% for the wireless and fixed line segments, respectively.  Cash flows beyond the three-year period are determined using a 2.5% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segments, the recoverable amount of goodwill exceeded the carrying amount of the CGUs, which as a result, no impairment was recognized as at December 31, 2013 in relation to goodwill resulting from the acquisition of IPCDSI, Digitel, ePDS, PDSI, Chikka, CURE and SBI. Annual impairment testing will be performed at year-end.

16. Cash and Cash Equivalents

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	7,172	5,938
Temporary cash investments (Note 28)	16,522	25,967

	23,694	31,905

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php373 million and Php633 million for the nine months ended September 30, 2014 and 2013, respectively.

17. Trade and Other Receivables

As at September 30, 2014 and December 31, 2013, this account consists of receivables from:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 28)	15,099	12,563
Corporate subscribers (Notes 25 and 28)	7,981	7,904
Foreign administrations (Note 28)	7,858	5,840
Domestic carriers (Notes 25 and 28)	1,244	1,461
Dealers, agents and others (Notes 25 and 28)	4,843	4,320

	37,025	32,088
Less allowance for doubtful accounts (Notes 3, 5 and 28)	15,238	14,524

	21,787	17,564

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group.

Trade receivables are non-interest-bearing and are generally on terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 25 – Related Party Transactions for the summary of transactions with related parties and Note 28 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
September 30, 2014 (Unaudited)
Balance at beginning of the period	14,524	7,149	5,849	119	80	1,327
Provisions (Notes 2, 3, 4 and 5)	1,395	1,220	81	18	13	63
Write-offs	(675)	(347)	(327)	(1)	–	–
Translation and other adjustments	(6)	340	(373)	1	(3)	29
Balance at end of the period	15,238	8,362	5,230	137	90	1,419

Individual impairment	8,873	2,123	5,230	137	90	1,293
Collective impairment	6,365	6,239	–	–	–	126

	15,238	8,362	5,230	137	90	1,419

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,873	2,123	5,230	137	90	1,293

December 31, 2013 (Audited)
Balance at beginning of the year	13,290	6,489	6,137	99	106	459
Provisions	3,171	1,983	1,072	10	19	87
Write-offs	(2,085)	(1,394)	(666)	–	(24)	(1)
Translation and other adjustments	148	71	(694)	10	(21)	782
Balance at end of the year	14,524	7,149	5,849	119	80	1,327

Individual impairment	8,717	2,134	5,183	119	80	1,201
Collective impairment	5,807	5,015	666	–	–	126

	14,524	7,149	5,849	119	80	1,327

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,717	2,134	5,183	119	80	1,201

18. Inventories and Supplies

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,579	2,550
At cost	2,989	3,004
Spare parts and supplies:
At net realizable value	274	99
At cost	719	558
Others:
At net realizable value	536	515
At cost	588	560

Total inventories and supplies at the lower of cost or net realizable value (Notes 4 and 5)	3,389	3,164

The cost of inventories and supplies recognized as expense for the nine months ended September 30, 2014 and 2013 are as follows:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Cost of sales	9,760	8,096
Repairs and maintenance	438	241
Write-down of inventories and supplies (Notes 4 and 5)	118	163
	10,316	8,500

19. Prepayments

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes (Note 5)	5,781	6,456
Prepaid fees and licenses	1,100	435
Prepaid selling and promotions	932	1,370
Prepaid rent – net (Note 3)	431	292
Prepaid benefit costs (Notes 3 and 26)	215	199
Prepaid insurance (Note 25)	94	103
Other prepayments	510	230

	9,063	9,085
Less current portion of prepayments	6,141	6,054

Noncurrent portion of prepayments	2,922	3,031

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 26 – Employee Benefits.

Agreement of PLDT and Smart with Associated Broadcasting Company Development Corporation, or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund, or PLDT-BTF, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2021. Total prepayment under the advertising placement agreements amounted to Php831 million and Php868 million as at September 30, 2014 and December 31, 2013, respectively. See Note 25 – Related Party Transactions.

20. Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

Changes in PLDT’s capital account for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

Non-Voting
	Preferred Stock –		Voting Preferred
	Php10 par value		Stock – Php1 par
	per share		value per share
	Series			Total			Common Stock –
	A to II	IV(1)	Voting	Preferred Stock			Php5 par value per share
	Number of Shares				Amount		Number of Shares	Amount
(in millions)
Balances as at January 1, 2014	–	300	150	450	Php510		219	Php1,093
Issuance	–	–	–	–	–		–	–
Conversion	–	–	–	–	–		–	–
Redemption	–	–	–	–	–		–	–

Balances as at September 30, 2014 (Unaudited)	–	300	150	450	Php510		219	Php1,093

Balances as at January 1, 2013	–	300	150	450	Php510	9	219	Php1,093
Issuance	–	–	–	–	–		–	–
Conversion	–	–	–	–	–		–	–
Redemption	–	–	–	–	–		–	–

Balances as at December 31, 2013 (Audited)	–	300	150	450	Php510		219	Php1,093

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the PLDT Subscriber Investment Plan, or SIP.

The Series HH and II 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at September 30, 2014 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and
(f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at September 30, 2014. See Note 1 – Corporate Information and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date. The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption of the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012. The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012. In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php63 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

A total amount of Php376 million was withdrawn from the Trust Account, representing total payments on redemption as at September 30, 2014. The balance of the Trust Account of Php7,929 million was presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability of the same amount was presented as part of “Accrued expenses and other current liabilities” in our consolidated statement of financial position as at September 30, 2014. See Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 and all such shares were redeemed and retired effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH Shares issued in 2007 subject to redemption, or Holders of Series HH Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, and all such shares were redeemed and retired effective on May 16, 2014. The record date for the purpose of determining the holders of the outstanding Series HH Shares issued in 2008 subject to redemption or Holders of Series HH Shares issued in 2008, was fixed on February 14, 2014. In accordance with the terms and conditions of Series HH Shares issued in 2008, the Holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT expects to similarly redeem the outstanding shares of Series II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 75% of our core EPS, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at September 30, 2014 and December 31, 2013.

On November 9, 2011, the PSE approved the listing of an additional 27.7 million common             shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of certain assets of Digitel from JGHSI.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Decrease in Authorized Capital Stock

On April 23, 2013 and June 14, 2013, the Board of Directors and stockholders, respectively, approved the following actions: (1) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and (2) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT. On October 3, 2013, the Philippine SEC approved the decrease in authorized capital stock and amendments to the Articles of Incorporation of PLDT.

Dividends Declared

Our dividends declared for the nine months ended September 30, 2014 and 2013 are detailed as follows:

September 30, 2014 (Unaudited)

                                                                Date                                                Amount

              Class                     Approved            Record              Payable                      Per Share           Total

                                                                                                 (in million pesos, except per share amounts)

10% Cumulative Convertible
Preferred Stock

  Series HH (Final Dividends)          April 1, 2014   February 14, 2014         May 16, 2014               0.0027/day                        –

  Series II                            April 1, 2014      April 30, 2014         May 30, 2014                 1.00                            –
-----------                         ----------------   -----------------   ------------------   ------------------       ----------------------

                                                                                                                                              –

Cumulative Non-Convertible
Redeemable Preferred Stock

  Series IV*                        January 28, 2014   February 27, 2014       March 15, 2014                        –                       12

                                         May 6, 2014        May 27, 2014        June 15, 2014                        –                       12

                                      August 5, 2014     August 20, 2014   September 15, 2014                        –                       13
                                    ----------------   -----------------   ------------------   ----------------------   ----------------------

                                                                                                                                             37
                                                                                                                         ----------------------

Voting Preferred Stock                 March 4, 2014      March 20, 2014       April 15, 2014                        –                        3

                                       June 10, 2014       June 27, 2014        July 15, 2014                        –                        3

                                  September 30, 2014    October 15, 2014     October 15, 2014                        –                        2
                  ----------------------------------   -----------------   ------------------   ----------------------   ----------------------

                                                                                                                                              8
                                                                                                                         ----------------------

Common Stock

  Regular Dividend                     March 4, 2014      March 18, 2014       April 16, 2014                62.00                       13,395

                                      August 5, 2014     August 28, 2014   September 26, 2014                69.00                       14,908

  Special Dividend                     March 4, 2014      March 18, 2014       April 16, 2014                54.00                       11,667

                                                                                                                                         39,970
                                                                                                                         ----------------------

  Charged to retained earnings                                                                                                           40,015
------------------------------                                                                                           ----------------------

*	Dividends were declared based on total amount paid up.

September 30, 2013 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series HH (issued 2008)	April 23, 2013	May 9, 2013	May 31, 2013	1.00	–
Series HH (final, issued 2007)	April 23, 2013	February 14, 2013	May 16, 2013	0.0027/day	–
Series II	April 23, 2013	May 9, 2013	May 31, 2013	1.00	–

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	–	12
	May 7, 2013	May 27, 2013	June 15, 2013	–	13
	August 7, 2013	August 23, 2013	September 15, 2013	–	12
					37
Voting Preferred Stock	March 5, 2013	March 20, 2013	April 15, 2013	–	3
	June 14, 2013	June 28, 2013	July 15, 2013	–	3
	August 27, 2013	September 11, 2013	October 15, 2013	–	2

					8
Common Stock
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
	August 7, 2013	August 30, 2013	September 27, 2013	63.00	13,611
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235
					37,809

Charged to retained earnings					37,854

*	Dividends were declared based on total amount paid up.

Our dividends declared after September 30, 2014 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	November 4, 2014	November 20, 2014	December 15, 2014	–	12

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at September 30, 2014:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2013 (Audited)	22,968
Effect of PAS 27 Adjustments	6,276

Parent Company’s unappropriated retained earnings at beginning of the period	29,244
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(665)
Fair value adjustments (mark-to-market gains)	(1,502)
Fair value adjustments of investment property resulting to gain	(818)

Consolidated unappropriated retained earnings as adjusted at December 31, 2013 (Audited)	26,259

Parent Company’s net income attributable to equity holders of PLDT for the nine months ended September 30, 2014 (Unaudited)	16,165
Less: Unrealized income – net of tax during the period
Fair value adjustments (mark-to-market gains)	(191)

15,974

Add: Realized income during the period
Realized foreign exchange gains	80

Cash dividends declared during the period
Common stock	(39,970)
Preferred stock	(45)
Charged to retained earnings	(40,015)

Parent Company’s unappropriated retained earnings available for dividends as at September 30, 2014 (Unaudited)	2,298

As at September 30, 2014, our consolidated unappropriated retained earnings amounted to Php10,910 million while the Parent Company’s unappropriated retained earnings amounted to Php5,394 million. The difference of Php5,516 million pertains to the effect of PAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under the equity method.

21. Interest-bearing Financial Liabilities

As at September 30, 2014 and December 31, 2013, this account consists of the following:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 24 and 28)	117,928	88,924
Obligations under finance leases (Notes 3, 4, 5, 24 and 28)	2	6

	117,930	88,930

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 24 and 28)	14,774	15,166
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 24 and 28)	5	5
	14,779	15,171

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt (Note 28)	559	382
Obligation under finance lease	1	1

Unamortized debt discount at end of the period	560	383

The following table describes all changes to unamortized debt discount for the nine months ended September 30, 2014 and for the year ended December 31, 2013.

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	383	1,326
Additions during the period	296	213
Accretion during the period included as part of Financing costs – net	(119)	(1,541)
Revaluations during the period	–	385
Unamortized debt discount at end of the period	560	383

Long-term Debt

As at September 30, 2014 and December 31, 2013, long-term debt consists of:

		September 30, 2014			December 31, 2013
Description	Interest Rates	(Unaudited)			(Audited)
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2014 and 2013	US$	97	Php4,335	US$	117	Php5,174
Exportkreditnamnden, or EKN	1.41% to 1.90% and LIBOR + 0.30% to 0.35% in 2014 and 1.41% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2013	US$	93	4,165	101		4,506
EKN and AB Svensk Exportkredit, or SEK	3.95% in 2014 and 2013		47	2,126		56	2,476
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2014 and 2013	10		446	25		1,098
Others	US$ LIBOR + 0.35% in 2014 and US$ LIBOR + 0.35% to 0.40% in 2013	–		–	–		17

			247	11,072		299	13,271

Fixed Rate Notes	8.35% in 2014 and 2013		233	10,461		233	10,334
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.85% to 1.85% in 2014 and US$ LIBOR + 0.42% to 1.85% in 2013	88		3,948	118		5,251
Others	US$ LIBOR + 0.95% to 1.90% in 2014 and US$ LIBOR + 0.42% to 1.90% in 2013	827		37,119	682		30,276
		US$	1,395	Php62,600	US$	1,332	Php59,132

Philippine Peso Debts:
Corporate Notes	5.3300% to 6.3981% in 2014 and 5.3300% to 7.7946% in 2013			Php21,595			Php22,499
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2014			14,861			–
Term Loans:
Unsecured Term Loans	3.9250% to 6.3462%, PDST-F + 0.3000%; BSP overnight rate — 0.3500% to BSP overnight rate in 2014 and 3.9250% to 7.4292%, PDST-F + 0.3000% to 0.8000%; BSP overnight rate + 0.3000% to 0.5000% and BSP overnight rate — 0.3500% in 2013			33,646			22,459
				70,102			44,958

Total long-term debt				132,702			104,090
Less portion maturing within one year (Note 28)				14,774			15,166

Noncurrent portion of long-term (Note 28)				Php117,928			Php88,924

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at September 30, 2014 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2014(1)	71	3,188	618	3,806
2015	308	13,809	770	14,579
2016	292	13,105	770	13,875
2017	465	20,863	8,304	29,167
2018 and onwards	267	11,988	59,846	71,834

	1,403	62,953	70,308	133,261

(1)	October 1, 2014 through December 31, 2014.

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million Export Credit Agreement with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders, to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR. The loan was covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on December 1, 2013. The loan was fully drawn on various dates in 2005, 2006 and 2007. The loan was paid in full on December 2, 2013.

On May 4, 2006, DMPI signed a US$12.7 million Export Credit Agreement with Societe Generale and Calyon as the lenders, to finance the supply of the equipment and software for the expansion of its GSM services in NCR. The loan was covered by a guarantee from Sinosure. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on October 6, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amounts of US$1 million, or Php39 million, and US$2 million, or Php77 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On June 1, 2006, DMPI signed a US$12 million Buyer’s Credit Agreement with ING Bank N.V., or ING Bank, as the lender, to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project. The loan was covered by a guarantee from Sinosure. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on June 1, 2014. The loan was drawn in 2006 and 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amount of US$1 million, or Php31 million, remained outstanding as at December 31, 2013. The loan was paid in full on June 2, 2014.

On May 24, 2007, DMPI signed a US$21 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$3 million, or Php133 million, and US$5 million, or Php198 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On May 24, 2007, DMPI signed a US$12.1 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 NCR Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was fully drawn on various dates in 2008. The amounts of US$2 million, or Php78 million, and US$3 million, or Php115 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On November 10, 2008, DMPI signed a US$23.8 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Core Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$7 million, or Php305 million, and US$10 million, or Php452 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On November 10, 2008, DMPI signed a US$5.5 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the supply of 3G network in NCR. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$2 million, or Php71 million, and US$2 million, or Php105 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On November 10, 2008, DMPI signed a US$4.9 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$1 million, or Php63 million, and US$2 million, or Php94 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On August 14, 2009, DMPI signed a US$24.7 million loan agreement with Credit Suisse as the lead arranger, to finance the supply of telephone equipment for the Phase 7 NCR Base Station Expansion. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on August 14, 2017. The loan was fully drawn on various dates in 2009 and 2010. The facility was prepaid in full on February 14, 2013.

On August 14, 2009, DMPI signed a US$15.9 million loan agreement with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender, to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The facility was prepaid in full on February 14, 2013.

On December 16, 2009, DMPI signed a US$50 million Buyer’s Credit Agreement with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender, to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on December 17, 2017. The loan was drawn on various dates in 2010 in the total amount of US$48 million. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyer’s Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$24 million, or Php1,064 million, and US$27 million, or Php1,203 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On September 15, 2010, DMPI signed a US$117.3 million loan agreement with China Development Bank and HSBC as the lenders, to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN Network Expansion; (2) Phase 8B NCR and SLZ BSS Network Expansion Project; and (3) Phase 3 3G Network Roll-out Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven and a half years in 15 equal semi-annual installments, with final installment on April 10, 2019. The loan was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amount of US$20 million was partially prepaid on April 10, 2013 and the remaining balance is now payable over five years in 10 semi-annual installments, with final installment on April 10, 2018. The amounts of US$57 million, or Php2,582 million, and US$65 million, or Php2,899 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

EKN

On April 4, 2006, DMPI signed a US$18.7 million loan agreement with Nordea Bank AB (publ), or Nordea Bank, as the lender, to finance the supply of GSM mobile telephone equipment and related services. The loan was covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$2 million, or Php96 million, and US$3 million, or Php143 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On December 20, 2006, DMPI signed a US$43.2 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao. The loan was covered by a guarantee from EKN. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on May 30, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amount of US$3 million, or Php142 million, remained outstanding as at December 31, 2013. The loan was paid in full on May 30, 2014.

On December 17, 2007, DMPI signed a US$59.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project. The loan was covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on March 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$59.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$17 million, or Php758 million, and US$24 million, or Php1,049 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On December 17, 2007, DMPI signed a US$51.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao. The loan was covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on June 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$51.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$18 million, or Php790 million, and US$20 million, or Php911 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On November 25, 2008, Smart signed a US$22 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008, to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project. The loan was payable over five years in ten equal semi-annual installments, with final installment on December 10, 2013. The loan was fully drawn on various dates in 2008 and 2009. The loan was paid in full on December 10, 2013.

On June 10, 2011, Smart signed a US$49 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan was comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The loan was drawn on various dates in 2012 in the total amount of US$33 million (US$24 million for Tranche A1, US$8 million for Tranche A2 and US$1 million for Tranche B) and the remaining balance of US$16 million for Tranche A2 was drawn on February 21, 2013. The aggregate amounts of US$29 million, or Php1,284 million, and US$33 million, or Php1,474 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. In July 3, 2013, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan was comprised of Tranches A1 and A2 in the amounts of US$25 million and US$19 million, respectively, and Tranches B1 and B2 in the amounts of US$0.9 million and US$0.7 million, respectively. The facility is payable semi-annually in ten equal installments commencing six months after the applicable mean delivery date. The loan was partially drawn on December 19, 2013 for Tranches A1 and B1 in the amounts of US$18 million and US$0.9 million, respectively. Subsequently, the Tranche A1 loan was partially drawn on March 20, 2014 and fully drawn on June 19, 2014 in the amounts of US$3 million and US$4 million, respectively. Tranche A loan was partially drawn on September 19, 2014 in the amount of US$8 million and Tranche B loan was fully drawn on September 19, 2014 in the amount of US$0.7 million. The aggregate amounts of US$27 million, or Php1,237 million, and US$18 million, or Php787 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million loan agreement with Nordea Bank and ING Bank as the lenders, to finance the supply of GSM mobile telephone equipment and related services. The loan was comprised of Tranche 1 and Tranche 2 in the amounts of US$43 million and US$53.6 million, respectively. The loan was covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. Both tranches are payable over eight and a half years in 17 equal semi-annual installments, with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$47 million, or Php2,126 million, and US$56 million, or Php2,476 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million term loan facility agreement with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger, to finance the Phase 10 (Extension) GSM equipment and services contract. The loan was payable over five years in ten equal semi-annual installments, with final installment on July 15, 2014. The loan was fully drawn on July 15, 2009. The amount of US$10 million, or Php442 million, net of unamortized debt discount, remained outstanding as at December 31, 2013. The loan was paid in full on July 15, 2014.

On October 9, 2009, Smart signed a US$50 million term loan facility agreement with FEC guaranteed by Finnvera for 100% political and commercial risk cover to finance GSM equipment and services contracts. The loan was awarded to Citicorp as the arranger which was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments, with final installment on April 7, 2015. The loan was fully drawn on April 7, 2010. The amounts of US$10 million, or Php446 million, and US$15 million, or Php656 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million Export Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project. The loan was covered by a guarantee from COFACE, the export-credit agency of France. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on February 8, 2013. The loan was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The loan was paid in full on February 8, 2013.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network. The loan was covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on June 27, 2014. The loan was drawn in 2006 and 2007 in the total amount of US$5.4 million. The undrawn amount of US$0.6 million was cancelled. The amount of US$0.4 million, or Php17 million, remained outstanding as at December 31, 2013. The loan was paid in full on June 27, 2014.

Fixed Rate Notes

On March 6, 1997, PLDT issued a US$300 million 20-year non-amortizing fixed rate note with a coupon rate of 8.350% under the Indenture dated April 19, 1996 between PLDT and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) as trustee (“2017 Notes”). Proceeds from the issuance of these notes were used to finance service improvements and expansion programs. The 2017 Notes will mature on March 6, 2017. On various dates in 2008 to 2010, PLDT repurchased the 2017 Notes from the secondary market in the aggregate amount of US$65.7 million. The amounts of US$233 million, or Php10,461 million, and US$233 million, or Php10,334 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Term Loans

GSM Network Expansion Facilities

On October 10, 2007, Smart signed a US$50 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd., or Standard Chartered, as the facility agent, to finance the related Phase 10 GSM equipment and service contracts. The loan was payable over five years in ten equal semi-annual payments, with final installment on March 11, 2013. The loan was fully drawn on March 10, 2008. The loan was paid in full on March 11, 2013.

On November 27, 2008, Smart signed a US$50 million term loan facility agreement with FEC to finance the Phase 10 GSM equipment and service contracts. The loan was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered, Mizuho Corporate Bank, Ltd. as the lead arrangers. The loan was payable over five years in ten equal semi-annual installments, with final installment on January 23, 2014. The loan was fully drawn on various dates in 2009. The amount of US$5 million, or Php222 million, net of unamortized debt discount, remained outstanding as at December 31, 2013. The loan was paid in full on January 23, 2014.

On June 6, 2011, Smart signed a US$60 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in eight equal semi-annual installments commencing on the 18th month from signing date, with final installment on June 6, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$30 million, or Php1,347 million, and US$38 million, or Php1,665 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 19, 2011, Smart signed a US$50 million term loan facility agreement with FEC as the lender, to finance the supply contracts for the modernization and expansion project. The loan was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. The loan is payable over five years in ten equal semi-annual installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$25 million, or Php1,117 million, and US$37 million, or Php1,657 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 29, 2012, Smart signed a US$50 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing on May 29, 2013, with final installment on May 29, 2017. The loan was fully drawn on various dates in 2012. The amounts of US$33 million, or Php1,484 million, and US$38 million, or Php1,707 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for debt and a cash payment by Smart. In particular, Smart paid cash amounting to US$1.5 million, or Php84 million and issued new debt of US$283 million, or Php15,854 million, with fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million. In September 2013, the loan was prepaid in full and the remaining debt discount of US$13 million, or Php731 million, was amortized and charged to profit and loss for the period.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for its capital expenditure requirements. The loan was payable over five years in ten equal semi-annual installments. Two separate drawdowns of US$50 million each were drawn from the facility on March 27, 2008 and April 10, 2008. The loan was paid in full on March 27, 2013.

On July 15, 2008, PLDT signed a US$50 million term loan facility agreement with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was payable over five years in 17 equal quarterly installments commencing on the fourth quarter from the initial drawdown date, with final installment on July 22, 2013. The loan was fully drawn on various dates in 2008. The loan was paid in full on July 22, 2013.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017. Two separate drawdowns of US$100 million and US$50 million were drawn on May 10, 2012 and September 4, 2012, respectively. The amounts of US$83, million, or Php3,740 million, and US$117 million, or Php5,180 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing 12 months from the initial drawdown date, with final installment on May 30, 2017. The loan was fully drawn on May 29, 2012. The amounts of US$16 million, or Php726 million, and US$21 million, or Php914 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018. The amounts of US$40 million, US$160 million and US$100 million were drawn on March 6, 2013, April 19, 2013 and July 3, 2013, respectively. The amounts of US$233 million, or Php10,473 million, and US$300 million, or Php13,319 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On January 28, 2013, Smart signed a US$35 million term loan facility agreement with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion project. The loan was payable over five years in ten equal semi-annual installments. The loan was fully drawn on May 7, 2013. The amounts of US$25 million, or Php1,100 million, and US$31 million, or Php1,398 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On March 25, 2013, Smart signed a US$50 million term loan facility agreement with FEC, as the original lender, to finance the supply and services contracts for the modernization and expansion project. The loan was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. The loan is payable over five years in nine equal semi-annual installments commencing six months after drawdown date. The loan was partially drawn in the amounts of US$18 million, US$6 million and US$8 million on September 16, 2013, November 19, 2013 and March 24, 2014, respectively. The undrawn balance of the facility in the amount of US$18 million was cancelled. The amounts of US$25 million, or Php1,102 million, and US$23 million, or Php1,030 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On May 31, 2013, Smart signed a US$80 million term loan facility agreement with China Banking Corporation to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in ten equal semi-annual installments commencing six months after drawdown date, with final installment on May 31, 2018. The loan was fully drawn on September 25, 2013. The amounts of US$64 million, or Php2,872 million, and US$72 million, or Php3,197 million, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

On June 20, 2013, Smart signed a US$120 million term loan facility agreement with Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation, as the lead arrangers and creditors with Sumitomo Mitsui Banking Corporation, as the facility agent. Proceeds of the facility are intended to be used to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in eight equal semi-annual installments commencing six months after drawdown date, with final installment on June 20, 2018. The loan was fully drawn on September 25, 2013. The amounts of US$119 million, or Php5,320 million, and US$118 million, or Php5,238 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On March 7, 2014, Smart signed a US$100 million term loan facility agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing twelve months after drawdown date, with final installment on March 7, 2019. The loan was partially drawn in the amounts of US$35 million and US$30 million on March 24, 2014 and August 1, 2014, respectively. The amount of US$63 million, or Php2,843 million, net of unamortized debt discount, remained outstanding as at September 30, 2014.

On May 14, 2014, Smart signed a US$50 million term loan facility agreement with Mizuho Bank Ltd., Singapore Branch to finance the capital expenditures for its network upgrade and expansion program. The loan is payable over five years in nine equal semi-annual installments commencing eleven months after drawdown date, with final installment on May 14, 2019. The loan was fully drawn on July 1, 2014. The amount of US$49 million, or Php2,211 million, net of unamortized debt discount, remained outstanding as at September 30, 2014.

On August 5, 2014, PLDT signed a US$100 million term loan facility agreement with Philippine National Bank, or PNB, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on August 11, 2020. Two separate drawdowns of US$50 million each were drawn on August 11, 2014 and August 15, 2014. The amount of US$100 million, or Php4,488 million, remained outstanding as at September 20, 2014. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 29, 2014, PLDT signed a US$50 million term loan facility agreement with Metropolitan Bank and Trust Company, or Metrobank, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over six years with a semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020. The loan was drawn in full on September 2, 2014. The amount of US$50 million, or Php2,244 million, remained outstanding as at September 30, 2014. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes were used to finance the capital expenditures for network improvement and expansion program of Smart. The Series A note and Series B note were prepaid in full on February 16, 2012 and November 15, 2013, respectively.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. Proceeds from the issuance of these notes were used to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement. The notes are non-amortizing and will mature on July 13, 2015. The notes were prepaid in full on July 15, 2013.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. Proceeds from the issuance of these notes were used primarily to finance capital expenditures for network improvement and expansion program of Smart. The notes are non-amortizing and will mature on July 13, 2015. The notes were prepaid in full on July 15, 2013.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Php2,000 million Notes Facility Agreement with BDO Private Bank, Inc. comprised of Tranche A amounting to Php1,000 million which was issued on March 16, 2011 and Tranche B amounting to Php1,000 million which was fully drawn and issued in multiple drawdowns of Php250 million each on various dates in 2011. Proceeds from the issuance of these notes were used to finance capital expenditures for network improvement and expansion program of Smart. The notes were payable in full, five years from their respective issue dates. The notes were partially prepaid in the amounts of Php1,000 million and Php250 million on December 16, 2013 and December 23, 2013, respectively. The remaining balance was prepaid in full on January 2014.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 25, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on March 26, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on March 24, 2021. The notes were prepaid in full on March 25, 2013.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A five-year notes amounting to Php2,795 million, Series B seven-year notes amounting to Php230 million and Series C ten-year notes amounting to Php1,975 million. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on November 9, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 8, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 8, 2021. The notes were prepaid in full on November 8, 2013.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. Proceeds from the issuance of these notes were used primarily for debt refinancing and capital expenditures of Smart. The Series A note facility has an annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has an annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022. The notes were partially prepaid in the amount of Php1,376 million on July 19, 2013. The aggregate amounts of Php4,001 million and Php4,038 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019. The notes were partially prepaid in the amount of Php1,188 million on July 29, 2013. The amounts of Php294 million and Php297 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. The notes were partially prepaid in the amount of Php2,055 million on June 21, 2013. The amounts of Php6,610 million and Php6,678 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php6,200 Million Fixed Rate Corporate Notes

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issued price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten-years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022. The amount of Php6,138 million remained outstanding as at September 30, 2014 and December 31, 2013.

Php1,376 Million Fixed Rate Corporate Notes

On June 19, 2013, Smart issued Php1,376 million fixed rate corporate notes under a Notes Facility Agreement dated June 14, 2013, comprised of Series A five-year notes amounting to Php742 million and Series B ten-year notes amounting to Php634 million. Proceeds from the issuance of these notes were used primarily for debt refinancing of Smart. The Series A note facility has an annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017. The Series B note facility has an annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 19, 2022. The aggregate amounts of Php1,362 million and Php1,376 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php2,055 Million Fixed Rate Corporate Notes

On June 21, 2013, PLDT issued Php2,055 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated June 14, 2013, comprised of Series A notes amounting to Php1,735 million and Series B notes amounting to Php320 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over six years with an annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over nine years with an annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022. The amounts of Php2,014 million and Php2,034 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php1,188 Million Fixed Rate Corporate Notes

On July 29, 2013, PLDT issued Php1,188 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 19, 2013. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the issue date and the balance upon maturity on July 27, 2019. The amounts of Php1,176 million and Php1,188 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Fixed Rate Retail Bonds

Php15,000 Million Fixed Rate Retail Bonds

On February 6, 2014, PLDT issued Php15,000 million Philippine SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds are intended to be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network and expansion improvement. The amount comprises of Php12.4 billion and Php2.6 billion bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively. The amount of Php14,861 million, net of unamortized debt discount, remained outstanding as at September 30, 2014.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Php2,500 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan was payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on November 13, 2013. The loan was fully drawn on November 13, 2008. The loan was paid in full on November 13, 2013.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a Php2,400 million term loan facility agreement with Land Bank of the Philippines, or LBP, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,400 million. The loan was payable over five years in ten equal semi-annual installments, with final installment on December 12, 2013. The loan was fully drawn on various dates in 2008 and 2009. The loan was paid in full on December 12, 2013.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a Php3,000 million term loan facility agreement with Union Bank of the Philippines, or Union Bank, to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php3,000 million. The loan was payable over five years in nine equal semi-annual installments commencing on the second semester from the initial drawdown date, with final installment on December 23, 2013. The loan was fully drawn on various dates in 2008 and 2009. The loan was paid in full on December 23, 2013.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a Php2,000 million term loan facility agreement with PNB to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,000 million. The loan was payable over five years in 17 equal quarterly installments commencing on the fourth quarter from the initial drawdown date, with final installment on December 19, 2013. The loan was fully drawn on various dates in 2008 and 2009. The loan was paid in full on December 19, 2013.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a Php1,500 million term loan facility agreement with Allied Banking Corporation to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was payable over five years in 17 equal quarterly installments commencing on September 15, 2010, with final installment on September 15, 2014. The loan was fully drawn on September 15, 2009. The loan was prepaid in full on June 17, 2013.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan was payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on August 1, 2014. The loan was fully drawn on August 3, 2009. The amount of Php188 million remained outstanding as at December 31, 2013. The loan was paid in full on August 1, 2014.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was payable over five years in 17 equal quarterly installments, with final installment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php117 million and Php471 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a Php1,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments, with final installment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php59 million and Php235 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Php1,500 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan is a five-year loan, payable in full upon maturity on March 22, 2016. The amount of Php1,500 million was fully drawn on March 22, 2011. The loan was paid in full on December 23, 2013.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Php2,000 million term loan facility agreement with PNB to finance capital expenditures for network improvement and expansion program. The loan is a five-year loan, payable in full upon maturity on March 29, 2016. The loan was fully drawn on March 29, 2011. The loan was partially prepaid on December 28, 2012 in the amount of Php200 million. The outstanding principal balance of the loan amounting to Php1,800 million was prepaid in full on December 23, 2013.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php500 million term loan facility agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The loan was prepaid in full on June 17, 2013.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php300 million term loan facility agreement with the Manulife to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The loan was fully drawn on April 28, 2011 and was prepaid in full on July 29, 2013.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million term loan facility agreement with Metrobank as the lender, to finance additional capital expenditure requirements. The loan is payable in full upon maturity on June 23, 2016. The loan was partially drawn on various dates in June 2011 in the aggregate amount of Php710 million and the remaining balance was subsequently drawn on June 21, 2012. The loan was prepaid in full on September 10, 2013.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement with Banco de Oro Unibank, Inc., or BDO, as the lender, to finance the capital expenditures and/or refinance existing loan obligations. The loan is payable in full upon maturity on May 26, 2016. The loan was drawn on various dates in 2011 in the total amount of Php1,948 million. The undrawn amount of Php52 million was cancelled and the loan was prepaid in full on August 27, 2013.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at September 30, 2014 and December 31, 2013.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012. The amounts of Php2,940 million and Php2,970 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from the initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012. The amounts of Php1,960 million and Php1,980 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over five years with an annual amortization rate of 1% of the principal amount commencing on the first year anniversary of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017. The amount of Php1,000 million was fully drawn on August 22, 2012. The amounts of Php980 million and Php990 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million term loan facility agreement with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount with the balance payable on June 2019. The amount of Php700 million was partially drawn on June 29, 2012 and the remaining balance of Php800 million was subsequently drawn on September 24, 2012. The amounts of Php1,470 million and Php1,485 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012. The amount of Php200 million remained outstanding as at September 30, 2014 and December 31, 2013.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on June 13, 2020. The facility was fully drawn on January 11, 2013. The amounts of Php990 million and Php1,000 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance, or Philam Life, to refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on December 5, 2022. The amount of Php1,000 million was fully drawn on December 3, 2012. The amount of Php1,000 million remained outstanding as at September 30, 2014 and December 31, 2013.

Php3,000 Million Term Loan Facility

On December 17, 2012, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019. The amount of Php1,000 million was partially drawn on December 20, 2012 and the remaining balance of Php2,000 million was subsequently drawn on March 15, 2013. The amount of Php2,970 million remained outstanding as at September 30, 2014 and December 31, 2013.

Php2,000 Million Term Loan Facility

On November 13, 2013, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations. The loan is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on November 22, 2020. Two separate drawdowns of Php1,000 million each were drawn on November 22, 2013 and February 11, 2014. The amounts of Php2,000 million and Php1,000 million remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php3,000 Million Term Loan Facility

On November 25, 2013, Smart signed a Php3,000 million term loan facility agreement with Metrobank to refinance existing loan obligations of Smart. The loan is payable over seven years with an annual amortization rate of 10% of the total amount drawn for the first six years and the final installment is payable on November 27, 2020. The amount of Php3,000 million was fully drawn on November 29, 2013. The amounts of Php2,987 million and Php2,985 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php3,000 Million Term Loan Facility

On December 3, 2013, Smart signed a Php3,000 million term loan facility agreement with BPI to refinance existing loan obligations of Smart. The loan is payable over seven years with an annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable on December 10, 2020. The amount of Php3,000 million was fully drawn on December 10, 2013. The amounts of Php2,987 million and Php2,985 million, net of unamortized debt discount, remained outstanding as at September 30, 2014 and December 31, 2013, respectively.

Php3,000 Million Term Loan Facility

On January 29, 2014, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php3,000 million was fully drawn on February 5, 2014. The amount of Php2,986 million, net of unamortized debt discount, remained outstanding as at September 30, 2014.

Php500 Million Term Loan Facility

On February 3, 2014, Smart signed a Php500 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php500 million was fully drawn on February 7, 2014 and remained outstanding as at September 30, 2014.

Php2,000 Million Term Loan Facility

On March 26, 2014, Smart signed a Php2,000 million term loan facility agreement with Union Bank to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021. The amount of Php2,000 million was fully drawn on March 28, 2014 and remained outstanding as at September 30, 2014.

Php1,500 Million Term Loan Facility

On April 2, 2014, PLDT signed a Php1,500 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 4, 2024. The amount of Php1,500 million loan was fully drawn on April 4, 2014 and remained outstanding as at September 30, 2014.

Php500 Million Term Loan Facility

On April 2, 2014, Smart signed a Php500 million term loan facility agreement with BDO to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021. The amount of Php500 million loan was fully drawn on April 4, 2014 and remained outstanding as at September 30, 2014.

Php1,000 Million Term Loan Facility

On May 23, 2014, PLDT signed a Php1,000 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on May 28, 2024. The amount of Php1,000 million loan was fully drawn on May 28, 2014 and remained outstanding as at September 30, 2014.

Php1,000 Million Term Loan Facility

On June 9, 2014, PLDT signed a Php1,000 million term loan facility agreement with LBP to finance its capital expenditure requirements. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on June 13, 2024. The amount of Php1,000 million was fully drawn on June 13, 2014 and remained outstanding as at September 30, 2014.

Php1,500 Million Term Loan Facility

On July 28, 2014, PLDT signed a Php1,500 million term loan facility with Union Bank to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on July 31, 2024. The amount of Php1,500 million was fully drawn on July 31, 2014 and remained outstanding as at September 30, 2014.

Compliance with Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 47% and 57% of PLDT’s total consolidated debts as at September 30, 2014 and December 31, 2013, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business;
(b) disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and
(f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. Previously, Smart was required to comply with certain consolidated debt to consolidated equity ratio under Variable Loan Agreement 2014 debt with Marubeni Corporation as original lender and under the 2014 (A) Debt under Metrobank as Facility Agent. On August 16, 2012 and September 3, 2012, the approvals to amend the covenant from “the ratio of Consolidated Debt to Consolidated Equity” to “the ratio of Consolidated Debt to Consolidated EBITDA” were obtained. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s liabilities are guaranteed up to a certain extent by Digitel and PLDT. In addition, the loan agreements contain covenants which, among others, restrict the incurrence of loans or debts not in the ordinary course of business, merger or disposition of any substantial portion of Digitel and DMPI’s assets, distribution of capital or profits, redemption of any of its issued shares, and reduction of Digitel and DMPI’s registered and paid-up capital.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at September 30, 2014 and December 31, 2013, we were in compliance with all of our debt covenants. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at September 30, 2014 are as follows:

Year	(in million pesos)
2014(1)	2
2015	5
2016 and onwards	1
Total minimum finance lease payments (Note 28)	8
Less amount representing unamortized interest	1

Present value of net minimum finance lease payments (Notes 2, 3 and 28)	7
Less obligations under finance leases maturing within one year (Notes 9 and 28)	5

Long-term portion of obligations under finance leases (Notes 9 and 28)	2

(1)	October 1, 2014 through December 31, 2014.

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment and vehicles. In particular, PLDT, IPCDSI and PLDT Global have finance lease obligations in the aggregate amounts of Php8 million and Php12 million as at September 30, 2014 and December 31, 2013, respectively. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

22. Deferred Credits and Other Noncurrent Liabilities

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	17,081	19,515
Provision for asset retirement obligations (Notes 3 and 9)	2,228	2,144
Unearned revenues (Note 24)	188	173
Others	213	213

	19,710	22,045

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the nine months ended September 30, 2014 and for the year ended December 31, 2013:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	2,144	2,543
Additional liability recognized during the period (Note 28)	60	32
Accretion expenses	30	44
Settlement of obligations and others	(6)	(475)

Provision for asset retirement obligations at end of the period (Note 3)	2,228	2,144

23. Accounts Payable

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 28)	27,629	29,799
Carriers (Note 28)	2,146	2,264
Taxes (Note 27)	1,696	1,734
Related parties (Notes 25 and 28)	625	863
Others	192	222

	32,288	34,882

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 25 – Related Party Transactions.

For explanation on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24. Accrued Expenses and Other Current Liabilities

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	41,869	37,937
Accrued employee benefits (Notes 2, 3, 25, 26 and 28)	10,491	5,364
Unearned revenues (Note 22)	8,496	7,333
Accrued taxes and related expenses (Note 27)	7,966	8,878
Liability from redemption of preferred shares (Notes 20 and 28)	7,929	7,952
Accrued interests and other related costs (Notes 21 and 28)	815	878
Others	6,203	5,914

	83,769	74,256

Accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year. This pertains to cost incurred for operational-related expenses pending receipt of invoice and statement of accounts from suppliers.

Accrued utilities and related expenses pertain to cost incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes.

25. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis similar to transactions with third parties.

The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at September 30, 2014 and December 31, 2013. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at September 30, 2014 and December 31, 2013 transactions that have been entered into with related parties:

				September 30,	December 31,
				2014	2013
	Classifications	Terms	Conditions	(Unaudited)	(Audited)
				(in million pesos)
Indirect investment in	joint ventures through	PCEV:
Meralco	Prepayments	Pole rental – 45	Unsecured	54	–
	(Note 19)	days upon receipt
		of invoice
		Electricity charges
		– immediately upon
	Accrued expenses	receipt of invoice
	and other current	Pole rental – 45
	liabilities (Note	days upon receipt	Unsecured	289	317
	24)	of invoice	Unsecured	–	10
Indirect investment in	associate through ACeS	Philippines:
	Accrued expenses and other current liabilities (Note	30 days upon
AIL	24)	receipt of invoice	Unsecured	50	44
Transactions with major	stockholders, directors	and officers:
	Accounts payable	15 days from end of
Asia Link B.V., or ALBV	(Note 23)	quarter	Unsecured	312	336
	Accrued expenses	1st
	and other current	month of each
NTT World Engineering	liabilities (Note	quarter;
Marine Corporation	24)	non-interest-bearing	Unsecured	29	32

NTT Communications	Accrued expenses	30 days upon	Unsecured	20	13
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	24)
NTT Worldwide	Accrued expenses	30 days upon	Unsecured	18	1
Telecommunications	and other current	receipt of invoice;
Corporation	liabilities (Note	non-interest-bearing
	24)
JGSHI and Subsidiaries	Accounts payable	Immediately upon	Unsecured	5	10
	and accrued	receipt of invoice
	expenses and other current liabilities (Notes 23 and 24)
NTT DOCOMO	Accrued expenses	30 days upon	Unsecured	14	23
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	24)
	Accrued expenses and other current	Malayan Insurance Co.,	liabilities (Note	Immediately upon
Inc., or Malayan	24)	receipt of invoice	Unsecured	11	9
Others:
	Trade and other receivables	30 days upon	Unsecured;
Various	(Note 17)	receipt of invoice	no impairment	720	1,301

The following table provides the summary of transactions for the nine months ended September 30, 2014 and 2013 in relation with the table above for the transactions that have been entered into with related parties.

		September 30,
		2014	2013
	Classifications	(Unaudited)
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,393	1,943
	Rent	190	203
MIESCOR	Construction-in-progress	64	37
	Repairs and maintenance	45	52
Republic Surety and Insurance Co., Inc., or RSIC	Insurance and security services	–	–
Indirect investment in associate through ACeS	Philippines:
AIL	Cost of sales (Note 5)	21	39
Transactions with major stockholders, directors	and officers:
JGSHI and Subsidiaries	Rent	81	118
	Repairs and maintenance	34	2
	Communication, training and travel	4	10
	Professional and other contracted services	1	1
	Selling and promotions	–	4
	Professional and other contracted	ALBV	services	168	212
Malayan	Insurance and security services	145	111
	Professional and other contracted	NTT DOCOMO	services	52	54
NTT World Engineering Marine Corporation	Repairs and maintenance	11	24
NTT Worldwide Telecommunications Corporation	Selling and promotions	13	12

	Professional and other contracted	NTT Communications	services	56	53
	Rent	5	9
Others:
Various	Revenues	564	424

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,393 million and Php1,943 million for the nine months ended September 30, 2014 and 2013, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php289 million and Php317 million as at September 30, 2014 and December 31, 2013, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php190 million and Php203 million for the nine months ended September 30, 2014 and 2013, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php10 million as at September 30, 2014 and December 31, 2013, respectively, while prepayment balance amounted to Php54 million as at September 30, 2014.

See also Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, covering the periods from November 25, 2011 until December 31, 2014, renewable upon mutual agreement by both parties. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable works, civil and electrical engineering works and subscriber line installation and maintenance that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php11 million and Php21 million for the nine months ended September 30, 2014 and 2013, respectively. Total amounts capitalized to property, plant and equipment amounted to Php7 million and Php2 million for the nine months ended September 30, 2014 and 2013, respectively. There were no outstanding obligations as at September 30, 2014 and December 31, 2013.

PLDT also has an existing agreement with MIESCOR for the provision of work for outside plant rehabilitation and related activities. Under the agreement, MIESCOR is responsible for the preventive and corrective maintenance of cables and cabinets in the areas awarded to them. The original contract covers the period from January 1, 2011 up to December 31, 2012, however, both parties mutually agreed to an extension until December 31, 2014.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php34 million and Php31 million for the nine months ended September 30, 2014 and 2013, respectively. Total amounts capitalized to property, plant and equipment amounted to Php57 million and Php35 million for the nine months ended September 30, 2014 and 2013, respectively. There were no outstanding obligations under this agreement as at September 30, 2014 and December 31, 2013.

c.	Transactions with RSIC

In 2012, PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php40 thousand and nil for the nine months ended September 30, 2014 and 2013, respectively. There were no outstanding obligations for these contracts as at September 30, 2014 and December 31, 2013.

d.	Air Time Purchase Agreement between PLDT, AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually over ten years commencing on January 1, 2002, or Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period, or Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA, which were presented as part of cost of sales in our consolidated income statements, amounted to Php21 million and Php39 million for the nine months ended September 30, 2014 and 2013, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which were presented as part of accounts payable in our consolidated statements of financial position, amounted to Php50 million and Php44 million as at September 30, 2014 and December 31, 2013, respectively. See Note 5 – Income and Expenses – Cost of Sales.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest as at September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013 are as follows:

1. Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which expired on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php168 million and Php212 million for the nine months ended September 30, 2014 and 2013, respectively. Under this agreement, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position, amounted to Php312 million and Php336 million as at September 30, 2014 and December 31, 2013, respectively.

2. Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php11 million and Php24 million for the nine months ended September 30, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php29 million and Php32 million as at September 30, 2014 and December 31, 2013, respectively;

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php56 million and Php53 million for the nine months ended September 30, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php13 million and Php12 million as at September 30, 2014 and December 31, 2013, respectively;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php5 million and Php9 million for the nine months ended September 30, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php7 million and Php1 million as at September 30, 2014 and December 31, 2013, respectively; and

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php13 million and Php12 million for the nine months ended September 30, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php18 million and Php1 million as at September 30, 2014 and December 31, 2013, respectively.

3. Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php81 million and Php118 million for the nine months ended September 30, 2014 and 2013, respectively. Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php8 million as at September 30, 2014 and December 31, 2013, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of communication, training and travel, selling and promotions, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php39 million and Php17 million for the nine months ended September 30, 2014 and 2013, respectively. Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php2 million as at September 30, 2014 and December 31, 2013, respectively.

4. Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php52 million and Php54 million for the nine months ended September 30, 2014 and 2013, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php14 million and Php23 million as at September 30, 2014 and December 31, 2013, respectively.

5. Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, employees liability and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php145 million and
Php111 million for the nine months ended September 30, 2014 and 2013, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php11 million and Php9 million as at September 30, 2014 and December 31, 2013, respectively. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at September 30, 2014 and December 31, 2013.

6.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•	Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2014 and December 31, 2013.

•	Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

f.	Others

1.	Telecommunications services provided by PLDT and certain of its subsidiaries to various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties at arm’s length similar to transactions with other customers. The revenues under these services amounted to Php564 million and Php424 million for the nine months ended September 30, 2014 and 2013, respectively. The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position, from these services amounted to Php720 million and Php1,301 million as at September 30, 2014 and December 31, 2013, respectively.

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest and Note 19 – Prepayments – Agreement between PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the nine months ended September 30, 2014 and 2013 are as follows:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Short-term employee benefits	589	589
Post-employment benefits (Note 26)	29	23
Other long-term employee benefits (Note 26)	216	320

Total compensation paid to key officers of the PLDT Group	834	932

In 2013, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

Effective January 2014, the director’s fee was increased to Php250 thousand for board meeting attendance and to Php100 thousand for board committee meeting attendance. The director’s fee was last adjusted in January 2009.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the reporting period related to key management personnel.

26. Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering substantially all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the changes in the present value of defined benefit obligations and the fair value of plan assets for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and the net periodic benefit costs for the nine months ended September 30, 2014 and 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	19,497	17,456
Service costs	757	970
Interest costs on benefit obligation	704	958
Actual benefits paid/settlements	(73)	(1,348)
Actuarial losses – economic assumptions	–	1,180
Actuarial losses – experience	–	552
Curtailments and others (Notes 2 and 14)	(16)	(271)

Present value of defined benefit obligations at end of the period	20,869	19,497

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	9,187	18,435
Actual contributions	3,811	2,073
Interest income on plan assets	343	1,023
Actual benefits paid/settlements	(73)	(1,348)
Actuarial losses on plan assets (excluding amount included in net interest)	(3,951)	(10,996)
Fair value of plan assets at end of the period	9,317	9,187

Unfunded status – net	(11,552)	(10,310)
Accrued benefit costs (Note 3)	11,555	10,310

Prepaid benefit costs (Notes 3 and 19)	3	–

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	757	690
Interest costs – net	361	3
Curtailment/settlement gain	–	(134)
Net periodic benefit costs (Notes 3 and 5)	1,118	559

Actual net losses on plan assets amounted to Php3,608 million and Php9,973 million for the nine months ended September 30, 2014 and for the year ended December 31, 2013, respectively.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at September 30, 2014:

(in million pesos)
2014(1)	151
2015	247
2016	284
2017	338
2018	396
2019 to 2057	95,315

(1)	October 1, 2014 through December 31, 2014.

The average duration of the defined benefit obligation at the end of the reporting period is 16 to 28 years.

The weighted average assumptions used to determine pension benefits for the nine months ended September 30, 2014 are as follows:

Rate of increase in compensation	6%
Discount rate	5%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at September 30, 2014, assuming if all other assumptions were held constant:

	Increase (Decrease)
		(in million pesos)
Discount rate	1%	(2,427)
	(1%)	2,879
Future salary increases	1%	2,877
	(1%)	(2,425)

PLDT’s Retirement Plan

The Board of Trustees performed an asset-liability matching study of our retirement plan. The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives or employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

For the nine months ended September 30, 2014, PLDT contributed a total of Php3,811 million to the beneficial trust fund.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at September 30, 2014 and December 31, 2013:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	5,907	5,877
Shares of stock	2,856	2,435
Mutual funds	67	64
Government securities	42	43
Investment properties	11	11

Total noncurrent financial assets	8,883	8,430

Current Financial Assets
Cash and cash equivalents	355	340
Receivables	6	336

Total current financial assets	361	676

Total PLDT’s Plan Assets	9,244	9,106
Subsidiaries Plan Assets	73	81

Total Plan Assets of Defined Benefit Pension Plans	9,317	9,187

Investment in shares of stocks is valued using the latest bid price at reporting date. Investments in mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,	September 30,	December 31,
	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	5,373	5,373
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	325	302
BTF Holdings, Inc., or BTFHI	100%	100%	169	162
Superior Multi Parañaque Homes, Inc.	100%	100%	39	39
Bancholders, Inc., or Bancholders	100%	100%	1	1
Superior Parañaque Homes, Inc.	100%	100%	–	–
			5,907	5,877

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

The Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php750 million each on November 5, 2012 and January 25, 2013 to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the             shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which will give ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012. The Cignal TV PDRs were subsequently issued on September 27, 2013.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of stocks of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs were subsequently issued on September 27, 2013.

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors of approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs), the holder of which will have a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, the Philippine Daily Inquirer, and Business World. In 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

In November 2013, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the additional investment of Hastings in Philippine Star Group and approved the issuance of PDRs by MediaQuest for its interest in Hastings. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest.

As at the date of issuance of this report, the Hastings PDRs have not yet been issued.

The Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php6,300 million to fund the latter’s investment requirements. Of the Php6,300 million, a total of Php3,800 million has already been drawn by MediaQuest as at September 30, 2014.

The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2014 to 2018.

The pre-tax discount rates applied to cash flow projections range from 11% to 12%. Cash flows beyond the five-year period are determined using 3% to 7% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in “unlisted equity investments, deposits on future stock subscriptions and advances” in the total financial assets table. The cumulative change in the fair market value of this investment amounted to Php245 million and Php222 million as at September 30, 2014 and December 31, 2013, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php7.3 million and Php7.4 million for the nine months ended September 30, 2014 and 2013, respectively. Dividend receivables amounted to Php2 million each as at September 30, 2014 and December 31, 2013.

Shares of Stocks

As at September 30, 2014 and December 31, 2013, this account consists of:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,949	1,668
PLDT	82	71
Others	465	336
Preferred shares	360	360

	2,856	2,435

Dividends earned on common shares amounted to Php5 million each for the nine months ended September 30, 2014 and 2013.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value as at September 30, 2014 and December 31, 2013, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php37 million each for the nine months ended September 30, 2014 and 2013.

Mutual Funds

Investment in mutual funds include various U.S. dollar and Euro denominated equity funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy. Total investment in mutual funds amounted to Php67 million and Php64 million as at September 30, 2014 and December 31, 2013, respectively.

Government Securities

Investment in government securities include retail treasury bonds bearing interest ranging from 5.88% to 7%. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php42 million and Php43 million as at September 30, 2014 and December 31, 2013, respectively.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City. Total investment properties amounted to Php11 million each as at September 30, 2014 and December 31, 2013.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	95%	95%
Temporary cash investments	4%	4%
Investments in mutual funds	1%	1%
	100%	100%

Defined Contribution Plans

Smart and certain of its subsidiaries contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at September 30, 2014 and December 31, 2013, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart and certain of its subsidiaries actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the changes in the present value of defined benefit obligations and the fair value of plan assets for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and the net periodic benefit costs for the nine months ended September 30, 2014 and 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	1,685	1,606
Service costs	199	226
Interest costs on benefit obligation	69	95
Actual benefits paid/settlements	(37)	(177)
Actuarial losses – economic assumptions	–	(6)
Actuarial gains – experience	–	(59)
Present value of defined benefit obligations at end of the period	1,916	1,685

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	1,884	1,760
Actual contributions	199	208
Interest income on plan assets	69	95
Actuarial gains (losses) on plan assets (excluding amount included in net interest)	13	(2)
Actual benefits paid/settlements	(37)	(177)

Fair value of plan assets at end of the period	2,128	1,884

Prepaid benefit costs (Notes 3 and 19)	212	199

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	199	151
Interest costs	–	–
Net periodic benefit costs (Notes 3 and 5)	199	151

Actual net gains on plan assets amounted to Php82 million and Php93 million for the nine months ended September 30, 2014 and for the year ended December 31, 2013, respectively.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at September 30, 2014:

(in million pesos)
2014(1)	101
2015	53
2016	67
2017	73
2018	97
2019 to 2054	21,436

(1)	October 1, 2014 through December 31, 2014.

The average duration of the defined benefit obligation at the end of the reporting period is 21 to 34 years.

The weighted average assumptions used to determine pension benefits for the nine months ended September 30, 2014 are as follows:

Rate of increase in compensation	6%
Discount rate	5%

The overall expected rate on return on plan assets is determined based on the market expectations prevailing, applicable to the period over which the obligation is to be settled.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at September 30, 2014, assuming if all other assumptions were held constant:

	Increase (Decrease)
		(in million pesos)
Discount rate	1%	–
	(1%)	–
Future salary increases	1%	7
	(1%)	(2)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Group, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities, while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at September 30, 2014 and December 31, 2013:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in(1):
Domestic fixed income	1,102	989
Domestic equities	528	342
International equities	455	635
Philippine foreign currency bonds	277	–
International fixed income	35	188
Total noncurrent financial assets	2,397	2,154

Current Financial Assets
Cash and cash equivalents	362	294
Receivables	3	1

Total current financial assets	365	295

Total plan assets	2,762	2,449

Employee’s share	634	660

Smart’s plan assets	2,022	1,789
Subsidiaries’ plan assets	106	95

Total Plan Assets of Defined Contribution Plans	2,128	1,884

(1)	Carrying value includes accumulated equity on investees.

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate debt securities and a fixed income fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of Philippine peso-denominated fixed income instruments. The investments under this category, exclusive of the mutual fund, earned between 4.19% and 9.13% interest for the nine months ended September 30, 2014. Total investments in domestic fixed income amounted to Php1,102 million and Php989 million as at September 30, 2014 and December 31, 2013, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares and convertible preferred shares listed in the PSE and a local equity fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of stocks listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php528 million and Php342 million as at September 30, 2014 and December 31, 2013, respectively. This includes investment in PLDT             shares with fair value of Php52 million and Php22 million as at September 30, 2014 and December 31, 2013, respectively.

International Equities

Investments in international equities include mutual funds managed by ING International and an offshore investment in a global mutual fund managed by Franklin Templeton, all are invested in diversified portfolios of global funds. Total investment in international equities amounted to Php455 million and Php635 million as at September 30, 2014 and December 31, 2013, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include investments in U.S. dollar denominated fixed income instruments issued by the Philippine government, local corporations and financial institutions. The investments under this category earned between 4.25% and 7.38% interest for the nine months ended September 30, 2014. Total investment in Philippine foreign currency bonds amounted to Php277 million as at September 30, 2014.

International Fixed Income

Investments in international fixed income include mutual funds managed by ING International which are invested in diversified portfolios of high-yield foreign currency denominated bonds. Total investments in international fixed income amounted to Php35 million and Php188 million as at September 30, 2014 and December 31, 2013, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invests a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at September 30, 2014 and December 31, 2013 is as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	64%	60%
Investments in listed and unlisted equity securities	36%	40%
	100%	100%

Other Long-term Employee Benefits

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the new LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the nine months ended September 30, 2014 and 2013 amounted to Php1,311 million and Php1,167 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php4,440 million and Php3,129 million as at September 30, 2014 and December 31, 2013, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the nine months ended September 30, 2014 and 2013 are as follows:

	September 30,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Components of net periodic benefit costs:
Current service costs	1,286	1,099
Interest costs	49	34
Net actuarial losses (gains)	(24)	34

Net periodic benefit costs (Note 3)	1,311	1,167

27. Provisions and Contingencies

Supervision and Regulatory Fees, or SRF, due to the NTC

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, pursuant to Section 40 of Commonwealth Act No. 146, otherwise known as the Public Service Act, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, was rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on the actual amount paid (inclusive of premiums) for the “capital stock subscribed or paid” and not on par or market value. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as basis not only capital stock subscribed or paid, but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing its assessment until the resolution of the issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion based on stock dividends.

In a resolution promulgated on December 4, 2007, the Supreme Court upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, or the Assessment Letter, the NTC assessed the total amount of SRF on stock dividends due from PLDT to be Php2,870 million, which assessment included penalties and interest. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying to the NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but not including penalties and interest. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments in the total amount of Php2,870 million, which included penalties. In letters dated April 14, 2008 and June 18, 2008, or the Demand Letters, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the PLDT Petition, praying that the NTC be restrained from enforcing or implementing its Assessment Letter and Demand Letters, all demanding payment of SRF including penalties and interests. The PLDT Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the Assessment Letter and Demand Letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s Assessment Letter and Demand Letters. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals but instead filed a Petition for Review, or the NTC Petition, directly with the Supreme Court. PLDT received a copy of the NTC Petition on July 29, 2010, and after receiving the order of the Supreme Court, filed its comment on the NTC Petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011 and PLDT filed a Rejoinder on October 12, 2011.

On January 30, 2013, the Supreme Court’s Third Division issued a resolution denying the NTC Petition for failure to show any reversible error in the challenged judgment as to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction. The Supreme Court resolution affirms the decision of the Court of Appeals, which declared that the NTC erred in imposing/assessing penalties and interest on the SRF payment of PLDT for the period 1987-2007, and annulled and set aside the Assessment Letter and Demand Letters. On April 10, 2013, the NTC filed a Motion for Reconsideration of the decision of the Supreme Court. PLDT received the Motion for Reconsideration on April 15, 2013 and filed its Comment/Opposition on May 15, 2013.

On June 26, 2013, the Supreme Court issued a resolution denying with finality the Motion for Reconsideration of the NTC. PLDT received the Supreme Court’s resolution on August 6, 2013, which serves as the termination of the case.

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. PLDT has paid a total amount of Php1,229 million as at September 30, 2014 for local franchise tax covering prior periods up to September 30, 2014.

As at September 30, 2014, PLDT has no contested Local Government Unit, or LGU, assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss on the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming that the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by the court after the parties failed to settle the case in the mediation proceedings. Due to the failure of the City of Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference, which was scheduled on October 19, 2012, was postponed by the court due to the Motion for Resolution on the previously filed Motion to Dismiss by Tuguegarao City on the ground of lack of jurisdiction. In an order dated October 12, 2012, the court granted the Motion to Dismiss for lack of jurisdiction. PLDT filed a Motion for Reconsideration while the City of Tuguegarao has filed its corresponding Comment. In a Resolution dated January 18, 2013, the court denied the Motion for Reconsideration filed by PLDT. On March 8, 2013, PLDT filed a Petition for Review on the said dismissal of the case before the CTA. Acting on the Petition for Review filed by PLDT, the Second Division of the CTA issued a Resolution dated March 13, 2013 ordering the Respondents City of Tuguegarao and City Treasurer to file their Comment on the Petition for Review filed by PLDT. In a Resolution dated July 2, 2013 and received on July 12, 2013, the CTA ordered both parties to submit its respective Memorandum. PLDT has already submitted its Memorandum together with its Motion to Admit Memorandum and submit case for Resolution after Respondent City of Tuguegarao and City Treasurer failed to file their Comment on the Petition for Review filed by PLDT. On January 3, 2014, PLDT received an Entry of Appearance with Motion for Extension of Time to File Memorandum filed by the new counsel of the City of Tuguegarao asking the CTA to allow the City of Tuguegarao to file its Memorandum on or before January 14, 2014. Said Motion for Extension of Time to File Memorandum was denied by the CTA in a Resolution dated January 14, 2014. On July 14, 2014, PLDT received a Decision promulgated by the Second Division of CTA dismissing the Petition for Review filed by PLDT and upholding the decision of the RTC on the ground of lack of jurisdiction. On July 28, 2014, PLDT filed a Motion for Reconsideration which was also denied by the CTA in a Resolution dated September 30, 2014. PLDT will appeal the said Decision and Resolution before the CTA En Banc.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160, or R.A. No. 7160). The RTC of the City of Makati issued a Temporary Restraining Order, or TRO, on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Decision promulgated on July 25, 2013, the Court of Tax Appeals ruled that the franchise tax assessment made by the Province of Cagayan against Smart covering the periods from 2004 to 2009 based on “presumptive tax” is null and void for lack of legal and factual justifications. The Province of Cagayan filed a Motion for Reconsideration of the Decision which the Court of Tax Appeals denied in a Resolution promulgated on February 4, 2014. The Province of Cagayan files its Petition for Review before the Court of Tax Appeals en banc. Smart filed its Comment in June 2014. The CTA en banc issued a Resolution on August 7, 2014, directing the parties to file their respective Memoranda. Smart filed its Memorandum on October 1, 2014. Upon submission of the Memoranda or the expiration of the 30 day period, the Petition for Review will be deemed submitted for decision.

On October 2, 2013, the City of Bacoor issued local franchise tax assessments against Smart based on the gross sales of handsets and gross receipts derived from franchise operations (prepaid and postpaid receipts), even after Smart had already paid for the local business tax based on the same gross receipts within the same taxable period. On November 29, 2013, Smart filed its written protest with the Office of the City Treasurer of Bacoor. On February 27, 2014, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because Smart is exempt from paying the local franchise tax as such is covered under the “in lieu of all taxes” clause in Section 9 of its legislative franchise, Republic Act No. 7924 (Series 1992). Smart also argues that even assuming that it is liable for local franchise tax, the City of Bacoor cannot collect local business tax on the same gross receipts derived from franchise operations realized within the same taxing jurisdiction by the same taxing authority and within the same period.  For the local franchise tax assessments on gross sales of handsets, Smart’s argues that this should not be subject to the local franchise tax because the sale of handsets and accessories is not considered as a sale derived from franchise operations.  The RTC of the City of Makati issued an Order dated June 9, 2014, requiring the parties to be present on July 31, 2014 for mediation. The mediation was rescheduled on August 19, 2014. During mediation, the Treasurer of the City of Bacoor agreed that the gross sales of handsets and accessories shall be subject to local business tax, and not to the local franchise tax; while the gross receipts from prepaid and postpaid services shall be subject to the local franchise tax, and not to the local business tax. By reason thereof, Smart and the City of Bacoor filed a Joint Motion to Dismiss after the scheduled mediation hearing on October 14, 2014.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. Digitel has fully settled its obligation with the Province of Pangasinan with respect to franchise tax and is currently in talks with the Province for the settlement of the real property tax.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato (Civil Case No. 2010-345, February 2010), DMPI filed a Petition for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to real property tax delinquencies. DMPI filed a Motion for Reconsideration after the Court dismissed the case allegedly for failure to prove that it is exempt from payment of real property tax. The Motion is pending resolution.

In the DMPI vs. City of Davao (Special Civil Case No. 33,823-11, March 2011), DMPI’s Petition for Prohibition and Mandamus sought the Court’s intervention due to the threats issued by the City of Davao to stop the operations of DMPI business centers in the locality due to lack of business permits. DMPI contended that the City of Davao’s act of refusing to process its applications due to failure to pay real property taxes and business taxes is unwarranted, being that it is exempt under its BOI registration and prevailing laws. The case is in pre-trial stage. DMPI paid local business taxes and real property tax on tower and improvements. The City of Davao’s Legal Officer issued a letter-opinion declaring DMPI’s machinery as exempt from real property tax. The Office of the City Assessor has already confirmed this ruling, and issued a Tax Declaration declaring all machineries of DMPI located in the City of Davao as “Tax-Exempt”. DMPI has filed a Motion seeking the dismissal of the case considering these developments and its pending resolution.

In the DMPI vs. City Government of Malabon (Special Civil Action 11-011-MN, November 2011), DMPI filed a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a TRO to defer the sale. There is an ongoing mediation and the parties are exploring the possibility of settling amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo (Special Civil Action Case No. Br. 20-542, September 2011), DMPI filed a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo.  The parties have already submitted their respective memorandum and the case is already submitted for resolution. The RTC denied DMPI’s petition. In June 2013, DMPI filed a motion for reconsideration and sought the inhibition of the presiding judge. Through an Order dated May 8, 2014, the lower court ruled in favor of DMPI and declared the ordinance void and without legal force and effect. The Municipality of San Mateo appealed the Order with the Court of Appeals, with both parties having already submitted their respective Memoranda. The case is now submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the Court of Appeals after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200 thousand per cell site per annum. DMPI has already filed its comment to the petition and the matter is now awaiting resolution.

DMPI vs. City of Trece Martires (Civil Case No. TMSCA-004-10, February 2010) – DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecoms, et al. vs. City of Lipa (Civil Case No. 2006-0568, 2006) – Globe filed a Protest of Assessment questioning the act of the LGU in assessing tower fees for its sites amounting to Php105 thousand per year. A joint Memoranda for Smart, DTPI and DMPI was submitted in June 2013 pertaining to the issue of whether the Ordinance is a regulatory or tax imposition. However, the Sangguniang Panglungsod has repealed the ordinance, and issued instead Tax Ordinance
No. 177, imposing a one-time regulatory fee amounting to Php50 thousand for every tower to be constructed in the City of Lipa. The parties will be filing a Manifestation to that effect and seek the joint dismissal of the case.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings have been suspended.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

On June 29, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and not to the total outstanding capital stock (common and non-voting preferred             shares)”. The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the 1987 Constitution, to impose the appropriate sanctions under the law.”

The respondents to the case filed Motions for Reconsideration of the decision and the Supreme Court allowed them to argue their respective positions before the Court on April 17, 2012 and June 26, 2012. Thereafter, the parties filed their respective memoranda on their positions. On October 9, 2012, the Court issued a Resolution denying with finality all Motions for Reconsideration of the respondents.

In the meantime, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of Amended Articles of Incorporation of PLDT consisting of the sub-classification of its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights, and other conforming amendments, or Amendments to the Articles.  The Amendments to the Articles of Incorporation require the approval by the stockholders of PLDT and the approval of the Philippine SEC. In a special meeting held on March 22, 2012, the Amendments to the Articles of Incorporation were approved by the stockholders of PLDT. On June 5, 2012, the Philippine SEC approved the Amendments to the Articles of Incorporation of PLDT.  On October 15, 2012, PLDT and BTFHI, a wholly-owned company of The Board of Trustees for the Account of the Beneficial Trust Fund Created Pursuant to the Benefit Plan of PLDT Company (which beneficial trust fund is a Philippine national under Republic Act No. 7042, as amended or the Foreign Investments Act of 1991 “the Foreign Investments Act”), entered into a Subscription Agreement whereby PLDT issued 150 million Voting Preferred Shares to BTFHI at Php1.00 per share. With the issuance of the Voting Preferred Shares to BTFHI, a Filipino corporation and also a Philippine national under the Foreign Investments Act, the percentage of the voting stock of PLDT held by foreigners was reduced from 58.40% as at October 15, 2012 to 34.47% as at October 16, 2012.

On May 20, 2013, SEC Memorandum Circular No. 8, Series of 2013 was issued providing for the Guidelines on Compliance with the Filipino-Foreign Ownership Requirements Prescribed in the Constitution and/or Existing Laws by Corporations Engaged in Nationalized and Partly-Nationalized Activities. Section 2 of the said Circular states that “All covered corporations shall, at all times, observe the constitutional or statutory ownership requirement. For purposes of determining compliance therewith, the required percentage of Filipino ownership shall be applied to BOTH:
(a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT is consistently compliant with the guidelines prescribed by SEC Memorandum Circular No. 8, Series of 2013 (In fact, as at October 20, 2014, PLDT’s foreign ownership was 32.77% of its outstanding shares entitled to vote (Common and Voting Preferred Shares) and 18.01% of its total outstanding capital stock).

On June 10, 2013, Jose M. Roy III filed before the Supreme Court a Petition for Certiorari under Rule 65 of the Rules of Court against the Philippine SEC, Philippine SEC Chairperson Teresita Herbosa and PLDT, claiming: (1) that Philippine SEC Memorandum Circular No. 8 which imposes the 60%-40% Filipino-foreign ownership limit on the total outstanding stock and on             shares entitled to vote in the election of directors, violates the decision of the Supreme Court in Gamboa vs. Teves, et al., which according to the Petitioner required that: (a) the 60%-40% ownership requirement be imposed on “each of shares”; and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of those corporations subject to the 60%-40% Filipino-foreign ownership requirement; and (2) that the PLDT-BTF is not a Filipino-owned entity and consequently, the corporations owned by PLDT-BTF, including BTFHI, which owns 150 million Voting Preferred Shares in PLDT, cannot be considered a Filipino-owned corporation (the “Jose M. Roy III Petition”).

Wilson C. Gamboa, Jr., Daniel V. Cartagena, John Warren P. Gabinete, Antonio V. Pesina, Jr., Modesto Martin Y. Mamon and Gerardo C. Erebaren, or the Intervenors, filed a Motion for Leave to file a Petition-In-Intervention dated July 16, 2013 which the Supreme Court granted in a Resolution dated August 6, 2013 (the “Gamboa Petition-In-Intervention”). The Gamboa Petition-In-Intervention raised the same arguments and issues as did the Petition.

PLDT, through counsels, filed its Comment on the Jose M. Roy III Petition on September 5, 2013. In its Comment, PLDT raised the following defenses: (a) Petitioner’s direct recourse to the Supreme Court in filing the petition violates the fundamental doctrine of the hierarchy of courts. There are no compelling reasons to invoke the Supreme Court’s original jurisdiction; (b) The Petition was prematurely brought before the Supreme Court. Petitioner failed to exhaust administrative remedies before the Philippine SEC, and there are facts yet to be established (in the lower courts) that are necessary for a proper and complete ruling; (c) The Petition is in the nature of a petition for mandamus and/or declaratory relief which, under Rules 65 and 63 of the Rules of Court, are not within the exclusive and/or original jurisdiction of the Supreme Court, as provided under Article VIII, Sections 5(1), 5(5), 6 and 11 of the Constitution and Rule 56 of the Rules of Court; (d) The Petition must be dismissed in as much as it is challenging the validity and constitutionality of a Memorandum Circular, which was issued in the exercise of the Philippine SEC’s quasi-legislative power, for which a petition for certiorari is an inappropriate remedy; (e) Assuming arguendo that the issuance of Philippine SEC Memorandum Circular No. 8 involved the exercise by the Philippine SEC of its quasi-judicial power, the Petition still cannot prosper since the issue of the validity and constitutionality of Philippine SEC Memorandum Circular No. 8 does not pertain to errors of jurisdiction on the part of the Philippine SEC; (f) Petitioner is not the proper party to question the constitutionality of the Philippine SEC Guidelines and PLDT’s compliance with the Gamboa decision and the Petition is likewise not a valid taxpayer’s suit and should not be entertained by the Supreme Court; (g) The Petition seeks relief that effectively deprives the necessary and indispensable parties affected thereby (such as, BTFHI, MediaQuest, PLDT-BTF, and all corporations in which PLDT-BTF made an investment and their subsidiaries) of their constitutional right to due process, all of whom were not impleaded as parties; and (h) Philippine SEC Memorandum Circular No. 8 merely implemented the dispositive portion of the Gamboa Case Decision.

Particularly, for the defense under (h) above, PLDT argued that: (a) the only binding and enforceable part of the Gamboa Case Decision is the dispositive portion, which only defined the term “capital” under Article XII, Section 11 of the 1987 Constitution as “shares of stock entitled to vote in the election of directors”, and such dispositive portion of the Gamboa Case Decision is properly reflected and enforced in Philippine SEC Memorandum Circular No. 8. The other statements made by the Court in the body of the decision in Gamboa – i.e., that the 60%-40% ownership requirement be imposed on each class and type of             shares; and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of those corporations subject to that 60%-40% Filipino-foreign ownership requirement; are mere “obiter dicta” or expressions of opinion which have no precedential value and no binding effect; and (b) with respect to the nationality of PLDT-BTF and BTFHI, the fundamental requirements which need to be satisfied in order for PLDT-BTF and BTFHI to be considered Philippine nationals are for PLDT-BTF’s Trustees to be Filipinos and for 60% of the Fund to accrue to the benefit of Philippine nationals. This is provided in Section 3(a) of the Foreign Investments Act, which provides that the term “Philippine national” includes, among others “a trustee of funds for pension or other employee retirement or separation benefits, where the trustee is a Philippine national and at least 60% of the fund will accrue to the benefit of “Philippine nationals”. PLDT-BTF complies with both requirements. Consequently, there is no question that PLDT-BTF is a Philippine national. On the other hand, BTFHI, being 100% owned by a Philippine national, is likewise a Philippine national. Thus, there can be no question that PLDT-BTF and BTFHI are Filipino shareholders for purposes of classifying their 150 million shares of Voting Preferred Stock in PLDT and as a result, more than 60% of PLDT’s total voting stock is Filipino-owned. PLDT is thus compliant with the Philippine nationality requirement under Article XII, Section 11 of the 1987 Constitution.

In October 2013, The Philippine SEC and Chairperson Teresita Herbosa, represented by the Solicitor General, filed their Consolidated Comment on the Petition and Gamboa Petition-In-Intervention (dated September 13, 2013), alleging, among others, as follows: (a) Petitioner and Petitioners-In-Intervention do not possess the locus standi to assail the constitutionality of Philippine SEC Memorandum Circular No. 8; (b) Petitioner and Petitioner-In-Intervention’s recourse to a special civil action for certiorari under Rule 65 of the Revised Rules of Court is not the appropriate and proper remedy to assail the validity and constitutionality of Philippine SEC Memorandum Circular No. 8; (c) The instant direct resort to the Honorable Supreme Court violates the doctrine and hierarchy of courts; (d) The respondent Philippine SEC did not abuse its discretion in issuing the assailed Philippine SEC Memorandum No. 8, particularly Section 2 thereof; and
(e) Petitioners and Petitioners-In-Intervention’s challenge on the alleged ruling of respondent Philippine SEC relative to PLDT’s alleged compliance with the capital requirement as stated in the Gamboa Ruling is premature considering that respondent Philippine SEC has not yet issued a definite ruling on PLDT’s compliance with the said capital requirement. As a relief, the Philippine SEC prayed that the Petition and Gamboa Petition-In-Intervention be dismissed for being procedurally flawed and for lack of merit.

PLDT, through its counsels, filed its Comment on the Gamboa Petition-In-Intervention on October 22, 2013. PLDT raised identical defenses and arguments in its Comment on the Gamboa Petition-In-Intervention as that of its Comment on the Petition, but with the additional argument that the Gamboa Petition-In-Intervention is simply a disguised motion for reconsideration assailing the decision in the Gamboa Case, as Petitioner-In-Intervention Wilson C. Gamboa, Jr., while being a party to the Gamboa Case, failed to timely and properly seek a reconsideration of the Gamboa Case decision.

In May 2014, Petitioner and Petitioners-In-Intervention filed their Consolidated Reply with a Motion for the issuance of a TRO to stop the holding by PLDT of its 2014 Annual Stockholders Meeting scheduled on June 10, 2014. On May 22, 2014, PLDT filed its Consolidated Rejoinder and Opposition to the TRO application of petitioners. For the main case, PLDT raised the following arguments: (a) Res Adjudicata by conclusiveness of judgment finds no application in this case in as much as the requisites thereof, i.e., identity of parties and issues, are absolutely wanting;
(b) Petitioners remain unfit to challenge the validity of Philippine SEC Memorandum Circular No. 8 as they lack Locus Standi; (c) Petitioners direct recourse to the Supreme Court through a petition for certiorari to assail a quasi-legislative issuance of the Philippine SEC is fatally defective; (d) The absence of a conflict between the body of the decision and resolution in the Gamboa Case and its dispositive portion does not make the Honorable Supreme Court’s opinion on matters, which were not raised as issues there, relevant or binding; such irrelevant statements remain non-binding Obiter Dicta; and (e) To compel the Philippine SEC to investigate BTFHI without impleading it as an indispensable party is a clear violation of BTFHI’s constitutional right to due process.

For the TRO application, PLDT argued against the issuance of the TRO as follows: (a) Petitioners have no clear and unmistakable right founded on, or granted by law, or one that is enforceable as a matter of law, as to be entitled to the injunctive relief prayed for; (b) There is no grave and irreparable injury because petitioners are not placed in any better or worse position whether or not the 2014 PLDT Annual Stockholders’ Meeting is enjoined; (c) Granting injunctive relief in favor of Petitioners will be a prejudgment of the main case; and (d) PLDT and its stockholders have a clear duty and right in respect of PLDT’s 2014 Annual Stockholders’ Meeting, and enjoining that meeting will cause greater injury to PLDT’s stockholders who will be denied their basic and fundamental right to vote, and to PLDT, which will be prevented from fulfilling its legal duty to conduct its Annual Stockholders’ Meeting. The TRO was not issued thus, PLDT was able to hold its 2014 Annual Stockholders’ Meeting on June 10, 2014, as scheduled.

In a Resolution dated June 25, 2014, the Supreme Court granted the Motion to Intervene with Leave of Court dated June 16, 2014 filed by the PSE and noted the PSE’s Comment-In-Intervention dated June 16, 2014. To date, PLDT has not been served with copies of that Motion to Intervene and Comment-In-Intervention.

The resolution of the Petition for Certiorari and TRO application remains pending with the Supreme Court.

NTC Ruling on Text Refund

On December 12, 2011, the NTC issued separate Show Cause Orders against Smart and DMPI, requiring them to explain in writing within 15 days from receipt why they failed to lower regular rates for their SMS or text, allegedly in violation of Memorandum Circular No. 02-10-2011 entitled, “Interconnection Charge for Short Messaging Service.” The NTC further required Smart and DMPI to preserve all SMS data records of all subscribers charged Php1.00 and to submit a weekly report on the total quantity of SMS charged Php1.00.

On January 12, 2012, DMPI filed its Answer to the Show Cause Order while Smart submitted its Answer Ex Abundate Cautelam also on January 12, 2012, arguing, among others, that they complied with Memorandum Circular No. 02-10-2011 by amending their interconnection agreements with Globe Telecom, Inc., or Globe. On November 20, 2012, the NTC issued a Decision directing Smart and DMPI to reduce their off-net SMS to Php0.80; refund their subscribers the difference of Php0.20 per off-net SMS; pay a fine of Php200.00 per day from the effectivity of the subject Memorandum Circular, or on December 1, 2011 until their compliance with the Decision; and to submit their records of subscribers who were charged Php1.00 per off-net SMS. Smart and DMPI filed their Motions for Reconsideration which the NTC denied in its Resolution dated May 7, 2014.

On May 21, 2014 and May 23, 2014, DMPI and Smart, respectively, each filed a Petition for Review with prayer for the issuance of a TRO and/or writ of preliminary injunction before the Court of Appeals to question the NTC Decision and Resolution. After granting Smart’s Motion to consolidate its Petition with that of DMPI, the Court of Appeals likewise ordered DMPI and Smart to file their respective Comments on the Motion for Intervention filed by Bayan Muna Representatives (Neri Colmenares, Carlos Zarate, Jr., Raymond Palatino, Ricardo Bahague, Jr. and Vencer Crisostomo) before the same is resolved. The same intervenors filed a similar motion for intervention at the NTC which the NTC has not yet acted upon. In a Resolution dated August 20, 2014 and October 17, 2014, the Court of Appeals granted DMPI’s and Smart’s application for a TRO, respectively, and set the hearing for the application of a writ of preliminary injunction on November 10, 2014.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for Legal Contingencies and Tax Assessments.

28. Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at September 30, 2014 and December 31, 2013:

			Financial		Available-for-sale	Financial	Total financial
	Loans		instruments	Derivatives used	financial	liabilities carried	assets and
	and receivables	HTM investments	at FVPL	for hedging	investments	at amortized cost	liabilities
	(in million pesos)
Assets as at September 30, 2014 (Unaudited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	19,804	–	19,804
Investment in debt securities and other long-term investments – net of current portion	2,223	416	–	–	–	–	2,639
Derivative financial assets	–	–	–	178	–	–	178
Advances and other noncurrent assets – net of current portion	4,507	–	–	–	–	–	4,507
Current:
Cash and cash equivalents	23,694	–	–	–	–	–	23,694
Short-term investments	18	–	622	–	–	–	640
Trade and other receivables	21,787	–	–	–	–	–	21,787
Current portion of investment in debt securities and other long-term investments	–	371	–	–	–	–	371
Current portion of advances and other noncurrent assets	7,956	–	–	–	–	–	7,956
Total assets	60,185	787	622	178	19,804	–	81,576

Liabilities as at September 30, 2014 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	117,930	117,930
Derivative financial liabilities	–	–	1,480	23	–	–	1,503
Customers’ deposits	–	–	–	–	–	2,480	2,480
Deferred credits and other noncurrent liabilities	–	–	–	–	–	17,282	17,282
Current:
Accounts payable	–	–	–	–	–	30,588	30,588
Accrued expenses and other current liabilities	–	–	–	–	–	66,835	66,835
Current portion of interest-bearing financial liabilities	–	–	–	–	–	14,779	14,779
Dividends payable	–	–	–	–	–	1,065	1,065
Derivative financial liabilities	–	–	50	159	–	–	209
Total liabilities	–	–	1,530	182	–	250,959	252,671

Net assets (liabilities)	60,185	787	(908)	(4)	19,804	(250,959)	(171,095)

Assets as at December 31, 2013 (Audited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	220	–	220
Investment in debt securities and other long-term investments – net of current portion	2,172	471	–	–	–	–	2,643
Derivative financial assets	–	–	–	24	–	–	24
Advances and other noncurrent assets – net of current portion	2,285	–	–	–	–	–	2,285
Current:
Cash and cash equivalents	31,905	–	–	–	–	–	31,905
Short-term investments	127	–	591	–	–	–	718
Trade and other receivables	17,564	–	–	–	–	–	17,564
Derivative financial assets	–	–	10	–	–	–	10
Current portion of advances and other noncurrent assets	7,987	–	–	–	–	–	7,987
Total assets	62,040	471	601	24	220	–	63,356

Liabilities as at December 31, 2013 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	88,930	88,930
Derivative financial liabilities	–	–	1,853	16	–	–	1,869
Customers’ deposits	–	–	–	–	–	2,545	2,545
Deferred credits and other noncurrent liabilities	–	–	–	–	–	19,716	19,716
Current:
Accounts payable	–	–	–	–	–	33,144	33,144
Accrued expenses and other current liabilities	–	–	–	–	–	57,611	57,611
Current portion of interest-bearing financial liabilities	–	–	–	–	–	15,171	15,171
Dividends payable	–	–	–	–	–	932	932
Derivative financial liabilities	–	–	65	40	–	–	105
Total liabilities	–	–	1,918	56	–	218,049	220,023

Net assets (liabilities)	62,040	471	(1,317)	(32)	220	(218,049)	(156,667)

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at September 30, 2014 and December 31, 2013 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	September 30,	December 31,	September 30,	December 31,
	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments:
Listed equity securities	98	97	98	97
Unlisted equity securities	19,706	123	19,706	123
Investment in debt securities and other long-term investments	2,639	2,643	2,657	2,668
Derivative financial assets:
Interest rate swap	178	24	178	24
Advances and other noncurrent assets	4,507	2,285	3,891	2,043

Total noncurrent financial assets	27,128	5,172	26,530	4,955

Current Financial Assets
Derivative financial assets:
Short-term currency swap	–	10	–	10
Total current financial assets	–	10	–	10

Total Financial Assets	27,128	5,182	26,530	4,965

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	117,928	88,924	119,585	93,165
Obligations under finance leases	2	6	2	6
Derivative financial liabilities:
Long-term currency swap	1,449	1,788	1,449	1,788
Interest rate swap – net of current portion	54	81	54	81
Customers’ deposits	2,480	2,545	1,934	2,044
Deferred credits and other noncurrent liabilities	17,282	19,716	16,189	18,696

Total noncurrent financial liabilities	139,195	113,060	139,213	115,780

Current Financial Liabilities
Derivative financial liabilities:
Current portion of interest rate swap	209	105	209	105
Total current financial liabilities	209	105	209	105

Total Financial Liabilities	139,404	113,165	139,422	115,885

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at September 30, 2014 and December 31, 2013:

		Gross amounts of
		recognized
		financial assets
	Gross amounts	and liabilities	Net amount
	of recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
		(in million pesos)
September 30, 2014 (Unaudited)
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,293	1,115	178
Current Financial Assets
Trade and other receivables
Foreign administrations	10,347	2,626	7,721
Corporate subscribers	2,769	18	2,751
Domestic carriers	8,351	7,197	1,154
Derivative financial instruments
Current portion of interest rate swap	199	199	–
Total	22,959	11,155	11,804

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	387	333	54
Current Financial Liabilities
Accounts payable
Suppliers and contractors	27,653	24	27,629
Carriers	4,476	2,330	2,146
Derivative financial instruments
Current portion of interest rate swap	408	199	209

Total	32,924	2,886	30,038

Gross amounts of
recognized financial
assets and liabilities	Net amount
Gross amounts of	set-off in the	presented in the
recognized financial	statement of financial	statement of
assets and liabilities	position	financial position
(in million pesos)
December 31, 2013 (Audited)
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	180	156	24
Current Financial Assets
Trade and other receivables
Foreign administrations	7,554	1,833	5,721
Corporate subscribers	2,162	107	2,055
Domestic carriers	6,348	4,967	1,381
Derivative financial instruments
Current portion of interest rate swap	73	73	–
Total	16,317	7,136	9,181

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	246	165	81
Current Financial Liabilities
Accounts payable
Suppliers and contractors	29,911	112	29,799
Carriers	4,846	2,582	2,264
Derivative financial instruments
Current portion of interest rate swap	173	68	105

Total	35,176	2,927	32,249

There were no financial instruments subject to an enforceable master netting arrangement that were not set-off in our consolidated statement of financial position.

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at September 30, 2014 and December 31, 2013. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	September 30, 2014			December 31, 2013
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total

		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	98	–	98	97	–	97
Derivative financial assets	–	178	178	–	24	24
Current Financial Assets
Short-term investments	–	622	622	–	591	591
Derivative financial assets	–	–	–	–	10	10

Total	98	800	898	97	625	722

Noncurrent Financial Liabilities
Derivative financial liabilities	–	1,503	1,503	–	1,869	1,869
Current Financial Liabilities
Derivative financial liabilities	–	209	209	–	105	105

Total	–	1,712	1,712	–	1,974	1,974

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at September 30, 2014 and December 31, 2013, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at September 30, 2014 and December 31, 2013, there were no transfers into and out of Level 3 fair value measurements.

As at September 30, 2014 and December 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy

Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans:
U.S. dollar notes	Quoted market price.	Level 1

Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 3

Type	Fair Value Assumptions	Fair Value Hierarchy

Other loans in all other currencies
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
PDST-F rates for
similar types of
loans plus PLDT’s
credit spread.
Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus PLDT’s credit spread.	Level 3

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Equity forward sale contract: The fair values were adjusted as the present value of estimated future cash flows using equity prices and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of proprietary listed shares, were determined using quoted prices. For investment where there is no active market, investments are carried at cost less any accumulated impairment losses.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Interest rate swap agreements were designated as cash flow hedges by PLDT and Smart as at September 30, 2014 and December 31, 2013.

As at September 30, 2014 and December 31, 2013, the mark-to-market value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

We also take into account the counterparties’ credit risks (for derivative assets) or our own non-performance risk (for derivative liabilities) and includes a credit valuation adjustment or debit value adjustment, as appropriate by assessing the maximum credit exposure and taking into account market-based inputs concerning probabilities of default and loss given default.

The table below sets out the information about our consolidated derivative financial instruments as at September 30, 2014 and December 31, 2013:

		September 30, 2014			December 31, 2013
		(Unaudited)			(Audited)
				Mark-to-			Mark-to-
				market Gains			market
	Maturity	Notional		(Losses)	Notional		Gains (Losses)

				(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	202	(Php1,449)	US$	202	(Php1,788)
Short-term currency swaps	2014		–	–		6	4
DMPI
Interest rate swaps	2017		34	(82)		44	(130)
PGIH
Short-term currency swaps	2014		–	–		10	6

				(1,531)			(1,908)

Transactions designated as hedges:
Cash flow hedges:
PLDT
Interest rate swaps	2018		93	9		120	11
	2020		150	28		–	–
Smart
Interest rate swaps	2016		55	(6)		75	(11)
	2017		33	(4)		39	(6)
	2018		40	(12)		40	(26)
	2019		65	(18)		–	–

				(3)			(32)

Net liabilities				(Php1,534)			(Php1,940)

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	178	24
Current assets	–	10
Noncurrent liabilities	(1,503)	(1,869)
Current liabilities	(209)	(105)

Net liabilities	(1,534)	(1,940)

Movements of our consolidated mark-to-market losses for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are summarized as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at beginning of the period	(1,940)	(3,220)
Gains on derivative financial instruments	244	816
Settlements, accretions and conversions	154	156
Net losses (gains) on cash flow hedges charged to other comprehensive income	29	(67)
Effective portion recognized in the profit or loss for the cash flow hedges	(21)	387
Interest expense	–	(12)
Net mark-to-market losses at end of the period	(1,534)	(1,940)

Our consolidated analysis of gains on derivative financial instruments for the nine months ended September 30, 2014 and 2013 are as follows:

	September 30,
	2014	2013
	(Unaudited)
	(in million pesos)
Gains on derivative financial instruments	244	719
Hedge costs	(231)	(227)

Net gains on derivative financial instruments	13	492

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Currency Swaps

PLDT has entered into a long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the nine months ended September 30, 2014 and 2013. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the nine months ended September 30, 2014 and 2013.

The long-term currency swaps that we entered to hedge the 2012 fixed rate notes with a total notional amount of US$100 million matured on May 15, 2012, with a total cash settlement of Php941 million. On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$202 million with mark-to-market losses of Php1,449 million and Php1,788 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Short-term Currency Swaps

PLDT also entered into a short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar receipts for purposes of enhancing yields on our excess funds. The total outstanding swaps amounted to US$6 million with U.S. dollar forward purchase leg booked at an average exchange rate of Php43.79 resulting to mark-to-market gains of Php4 million as at December 31, 2013. The spot leg of these swaps were sold at an average exchange rate of Php43.84. There were no outstanding short-term currency swap contracts as at September 30, 2014.

Interest Rate Swaps

On May 17, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate.  Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on June 6, 2013) and in exchange, will pay a fixed rate of 1.945%.  The outstanding notional amounts under this agreement amounted to US$31 million and US$40 million with mark-to-market gains of Php10 million and Php13 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On June 26, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate.  Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.385%.  The outstanding notional amounts under this agreement amounted to US$31 million and US$40 million with mark-to-market losses of Php2 million and Php4 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On July 19, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.25%. The outstanding notional amounts under this agreement amounted to US$31 million and US$40 million with mark-to-market gains of Php1 million and Php2 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 14, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in August 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on November 12, 2014) and in exchange, will pay a fixed rate of 3.46%. The outstanding notional amounts under this agreement amounted to US$50 million with mark-to-market gains of Php10 million as at September 30, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 20, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in August 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on November 12, 2014) and in exchange, will pay a fixed rate of 3.455%. The outstanding notional amounts under this agreement amounted to US$50 million with mark-to-market gains of Php11 million as at September 30, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On September 4, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$50 million Loan Facility maturing in September 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on December 2, 2014) and in exchange, will pay a fixed rate of 3.455%. The outstanding notional amounts under this agreement amounted to US$25 million with mark-to-market gains of Php5 million as at September 30, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On September 5, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$50 million Loan Facility maturing in September 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on December 2, 2014) and in exchange, will pay a fixed rate of 3.49%. The outstanding notional amounts under this agreement amounted to US$25 million with mark-to-market gains of Php2 million as at September 30, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement.   The mark-to-market gains of the interest rate swaps with aggregate notional amounts of US$243 million and US$120 million amounted to Php37 million and Php11 million as at September 30, 2014 and December 31, 2013, respectively. The mark-to-market losses amounting to Php42 million and Php14 million was recognized in our consolidated other comprehensive income as at September 30, 2014 and December 31, 2013, respectively. Interest accrual on the interest swap amounting to Php5 million and Php3 million were recorded as at September 30, 2014 and December 31, 2013, respectively. The ineffective portion in the fair value of the instruments amounting to Php0.2 million and nil was recognized in our consolidated income statement for the nine months ended September 30, 2014 and 2013, respectively.

DMPI

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposure on the US$59.2 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$17 million and US$24 million with mark-to-market losses of the interest rate swap of Php37 million and Php70 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposure on the US$51.2 million Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$17 million and US$20 million with mark-to-market losses of the interest rate swap of Php45 million and Php60 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$34 million and US$44 million amounted to Php82 million and Php130 million as at September 30, 2014 and December 31, 2013, respectively.

PGIH

In November 2013, PGIH entered into a short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar cash for purposes of enhancing yields on the excess funds. The total outstanding swaps amounted to US$10 million with U.S. dollar forward purchase leg booked at an average exchange rate of Php43.78 resulting to mark-to-market gains of Php6 million as at December 31, 2013. The spot leg of these swaps were sold at an average exchange rate of Php43.83. There were no outstanding short-term currency swap contracts as at September 30, 2014.

Smart

On May 8, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$45 million to hedge its interest rate exposure on the outstanding balance of the US$60 million Loan Facility maturing in June 2016 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 6, 2013) and in exchange, will pay a fixed rate of 1.527%. The outstanding notional amounts under this agreement amounted to US$30 million and US$37 million with mark-to-market losses of Php3 million and Php5 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 9, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$38 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in August 2016 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on February 19, 2014) and in exchange, will pay a fixed rate of 1.4275%.  The outstanding notional amounts under this agreement amounted to US$25 million and US$38 million with mark-to-market losses of Php3 million and Php6 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 16, 2013, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$44 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in May 2017 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on November 29, 2013) and in exchange, will pay a fixed rate of 1.77%.  The outstanding notional amounts under this agreement amounted to US$33 million and US$39 million with mark-to-market losses of Php4 million and Php6 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On July 18, 2013, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on March 25, 2014) and in exchange, will pay a fixed rate of 2.36%. The outstanding notional amount under this agreement each amounted to US$40 million with mark-to-market losses of Php12 million and Php26 million as at September 30, 2014 and December 31, 2013, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 14, 2014, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$65 million to hedge its interest rate exposure on a portion of the US$100 million Loan Facility maturing in March 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on March 9, 2015) and in exchange, will pay a fixed rate of 2.225%. The outstanding notional amount under this agreement amounted to US$65 million with mark-to-market losses of Php18 million as at September 30, 2014. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 2, 2014, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on the US$50 million Loan Facility maturing in May 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on May 14, 2015) and in exchange, will pay a fixed rate of 2.58%. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$193 million and US$154 million amounted to Php40 million and Php43 million as at September 30, 2014 and December 31, 2013, respectively. The mark-to-market losses amounting to Php36 million and Php37 million was recognized in our consolidated other comprehensive income as at September 30, 2014 and December 31, 2013, respectively. Interest accrual on the interest swap amounting to Php4 million and Php6 million were recorded as at September 30, 2014 and December 31, 2013, respectively. There were no ineffective portion in the fair value instruments recognized in our consolidated income statement for the nine months ended September 30, 2014 and 2013.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures are not met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains strong and more than sufficient to support our capital expenditure requirements and service our debt and financing obligations as a consequence of higher cash from operations following more rational competition for the wireless business and the expected growth in data revenues. Furthermore, we can easily tap bank credit facilities to settle obligations, as necessary. We have cash and cash equivalents, and short-term investments amounting to Php23,694 million and Php640 million, respectively, as at September 30, 2014, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at September 30, 2014 and December 31, 2013:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
September 30, 2014 (Unaudited)
Loans and receivables:	68,468	61,521	4,751	1,063	1,133
Advances and other noncurrent assets	12,680	7,956	2,842	749	1,133
Cash equivalents	16,522	16,522	–	–	–
Short-term investments	18	18	–	–	–
Investment in debt securities and other long-term investments	2,223	–	1,909	314	–
Retail subscribers	15,099	15,099	–	–	–
Corporate subscribers	7,981	7,981	–	–	–
Foreign administrations	7,858	7,858	–	–	–
Domestic carriers	1,244	1,244	–	–	–
Dealers, agents and others	4,843	4,843	–	–	–
HTM investments:	787	371	266	–	150
Investment in debt securities and other long-term investments	787	371	266	–	150
Financial instruments at FVPL:	622	622	–	–	–
Short-term investments	622	622	–	–	–
Available-for-sale financial investments	19,804	–	–	–	19,804

Total	89,681	62,514	5,017	1,063	21,087

December 31, 2013 (Audited)
Loans and receivables:	70,738	66,169	2,819	1,608	142
Advances and other noncurrent assets	10,384	7,987	958	1,297	142
Cash equivalents	25,967	25,967	–	–	–
Short-term investments	127	127	–	–	–
Investment in debt securities and other long-term investments	2,172	–	1,861	311	–
Retail subscribers	12,563	12,563	–	–	–
Corporate subscribers	7,904	7,904	–	–	–
Foreign administrations	5,840	5,840	–	–	–
Domestic carriers	1,461	1,461	–	–	–
Dealers, agents and others	4,320	4,320	–	–	–
HTM investments:	471	–	–	321	150
Investment in debt securities and other long-term investments	471	–	–	321	150
Financial instruments at FVPL:	591	591	–	–	–
Short-term investments	591	591	–	–	–
Available-for-sale financial investments	220	–	–	–	220

Total	72,020	66,760	2,819	1,929	512

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at September 30, 2014 and December 31, 2013:

	Payments Due by Period
			Less than						More than
	Total		1 year		1-3 years		3-5 years		5 years
					(in million pesos)
September 30, 2014 (Unaudited)
Debt(1):	161,370	1,191		72,213		22,294		65,672
Principal	133,261	972		57,949		16,145		58,195
Interest	28,109	219		14,264		6,149		7,477
Lease obligations:	16,692	8,840		3,925		2,081		1,846
Operating lease	16,685	8,840		3,918		2,081		1,846
Finance lease	7	–		7		–		–
Unconditional purchase obligations(2)	217	72		45		45		55
Other obligations:	113,786	92,002		15,074		4,918		1,792
Derivative financial liabilities(3):	2,075	99		1,976		–		–
Long-term currency swap	1,764	–		1,764		–		–
Interest rate swap	311	99		212		–		–
Various trade and other obligations:	111,711	91,903		13,098		4,918		1,792
Suppliers and contractors	44,710	27,629		12,260		4,821		–
Utilities and related expenses	35,687	35,641		23		5		18
Employee benefits	10,471	10,471		–		–		–
Liability from redemption of preferred shares	7,929	7,929		–		–		–
Customers’ deposits	2,480	–		614		92		1,774
Carriers	2,146	2,146		–		–		–
Dividends	1,065	1,065		–		–		–
Others	7,223	7,022		201		–		–

Total contractual obligations	292,065	102,105		91,257		29,338		69,365

December 31, 2013 (Audited)
Debt(1):	123,623	2,774		48,824		35,908		36,117
Principal	104,472	2,576		37,822		31,549		32,525
Interest	19,151	198		11,002		4,359		3,592
Lease obligations:	14,574	7,711		3,198		2,016		1,649
Operating lease	14,562	7,710		3,187		2,016		1,649
Finance lease	12	1		11		–		–
Unconditional purchase obligations(2)	231	66		44		44		77
Other obligations:	109,405	84,869		14,841		7,627		2,068
Derivative financial liabilities(3):	2,274	92		923		1,259		–
Long-term currency swap	2,086	–		833		1,253		–
Interest rate swap	188	92		90		6		–
Various trade and other obligations:	107,131	84,777		13,918		6,368		2,068
Suppliers and contractors	49,314	29,799		13,183		6,332		–
Utilities and related expenses	31,576	31,483		68		5		20
Liability from redemption of preferred shares	7,952	7,952		–		–		–
Employee benefits	5,350	5,350		–		–		–
Customers’ deposits	2,545	–		466		31		2,048
Carriers	2,264	2,264		–		–		–
Dividends	932	932		–		–		–
Others	7,198	6,997		201		–		–

Total contractual obligations	247,833	95,420		66,907		45,595		39,911

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at September 30, 2014 and December 31, 2013 are as follows:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	8,912	7,809
After one year but not more than five years	5,927	5,104
More than five years	1,846	1,649

Total	16,685	14,562

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php217 million and Php231 million as at September 30, 2014 and December 31, 2013, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php111,711 million and Php107,131 million as at September 30, 2014 and December 31, 2013, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php17 million and Php20 million as at September 30, 2014 and December 31, 2013, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at September 30, 2014 and December 31, 2013.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at September 30, 2014 and December 31, 2013:

	September 30, 2014		December 31, 2013
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)

		(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	7	314	49	2,172
Derivative financial assets	4	178	1	24
Advances and other noncurrent assets – net of current portion	1	47	1	32

Total noncurrent financial assets	12	539	51	2,228

Current Financial Assets
Cash and cash equivalents	95	4,285	145	6,450
Short-term investments	14	622	13	591
Trade and other receivables – net	226	10,152	173	7,685
Derivative financial assets	–	–	–	10
Current portion of advances and other noncurrent assets	–	8	–	–

Total current financial assets	335	15,067	331	14,736

Total Financial Assets	347	15,606	382	16,964

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,090	48,913	1,047	46,477
Derivative financial liabilities	33	1,503	42	1,869

Total noncurrent financial liabilities	1,123	50,416	1,089	48,346

Current Financial Liabilities
Accounts payable	132	5,936	166	7,381
Accrued expenses and other current liabilities	146	6,568	125	5,552
Current portion of interest-bearing financial liabilities	313	14,030	292	12,966
Derivative financial liabilities	5	209	2	105

Total current financial liabilities	596	26,743	585	26,004

Total Financial Liabilities	1,719	77,159	1,674	74,350

(1)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.88 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at September 30, 2014.

(2)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.40 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2013.

As at November 3, 2014, the Philippine peso-U.S. dollar exchange rate was Php44.96 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php110 million as at September 30, 2014.

Approximately 47% and 57% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at September 30, 2014 and December 31, 2013, respectively. Consolidated foreign currency-denominated debt increased to Php62,600 million as at September 30, 2014 from Php59,132 million as at December 31, 2013. See Note 21 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts was US$202 million as at September 30, 2014 and December 31, 2013. Consequently, the unhedged portion of our consolidated debt amounts was approximately 40% (or 36%, net of our consolidated U.S. dollar cash balances) and 48% (or 41%, net of our consolidated U.S. dollar cash balances) as at September 30, 2014 and December 31, 2013, respectively.

Approximately, 20% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the nine months ended September 30, 2014 as compared with approximately 21% for the nine months ended September 30, 2013. Approximately, 10% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the nine months ended September 30, 2014 as compared with approximately 12% for the nine months ended September 30, 2013. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso depreciated by 1.08% against the U.S. dollar to Php44.88 to US$1.00 as at September 30, 2014 from Php44.40 to US$1.00 as at December 31, 2013. As at September 30, 2013, the Philippine peso had depreciated by 5.99% against the U.S. dollar to Php43.54 to US$1.00 from Php41.08 to US$1.00 as at December 31, 2012. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php741 million and Php2,004 million for the nine months ended September 30, 2014 and 2013, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until December 31, 2014. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 0.41% as compared to the exchange rate of Php44.88 to US$1.00 as at September 30, 2014. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 0.41% as at September 30, 2014, with all other variables held constant, profit after tax for the nine months ended September 30, 2014 would have been approximately Php153 million higher/lower and our consolidated stockholders’ equity as at September 30, 2014 would have been approximately Php434 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at September 30, 2014 and December 31, 2013. Financial instruments that are not subject to interest rate risk were not included in the table.

As at September 30, 2014 (Unaudited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	–	43	7	–	50	2,223	–	2,223	50	2,244
Interest rate	–	–	10.0000%	3.5000 to 4.000%	–	–	–	–	–	–	–
Philippine Peso	8	–	6	–	3	17	787	–	787	17	784
Interest rate	2.8067%	–	4.2438%	–	4.8371%	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	35	–	–	–	–	35	1,574	–	1,574	35	1,574
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	98	–	–	–	–	98	4,378	–	4,378	98	4,378
Interest rate	0.0010% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	1	–	–	–	–	1	28	–	28	1	28
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	42	–	–	–	–	42	1,910	–	1,910	42	1,910
Interest rate	0.2500% to 4.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	326	–	–	–	–	326	14,612	–	14,612	326	14,612
Interest rate	0.2500% to 5.0000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	14	–	–	–	–	14	622	–	622	14	622
Interest rate	5.4380%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	18	–	18	–	18
Interest rate	1.3750%	–	–	–	–	–	–	–	–	–	–

	524	–	49	7	3	583	26,152	–	26,152	583	26,170

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	–	234	–	–	234	10,514	53	10,461	274	12,315
Interest rate	–	–	8.3500%	–	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	10	57	26	23	–	116	5,179	85	5,094	104	4,647
Interest rate	2.9900%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	–	–	–	–	–	–	–
Philippine Peso	–	31	183	185	974	1,373	61,632	179	61,453	1,371	61,559
Interest rate	–	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	3.9250% to 6.3462%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	8	537	217	148	143	1,053	47,260	215	47,045	1,053	47,260
Interest rate	0.3500% to 0.6000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.9500% to 1.8000% over LIBOR	1.4000% to 1.4500% over LIBOR	–	–	–	–	–	–
Philippine Peso	4	4	2	3	180	193	8,676	27	8,649	193	8,676
Interest rate	PHP PDST-F + 0.3000%	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	–	–	–	–	–	–

	22	629	662	359	1,297	2,969	133,261	559	132,702	2,995	134,457

As at December 31, 2013 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
									(in millions)
Assets:
Investment in Debt Securities and Other
Long-term Investments
U.S. Dollar	–	–	42	7	–	49	2,172	–	2,172	49	2,185
Interest rate	–	–	10.0000%	3.5000 to 4.000%	–	–	–	–	–	–	–
Philippine Peso	–	–	–	7	3	10	471	–	471	11	483
Interest rate	–	–	–	4.2500%	4.8370%	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	20	–	–	–	–	20	882	–	882	20	882
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	97	–	–	–	–	97	4,303	–	4,303	97	4,303
Interest rate	0.0010% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	2	–	–	–	–	2	96	–	96	2	96
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	116	–	–	–	–	116	5,164	–	5,164	116	5,164
Interest rate	0.2500% to 4.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	469	–	–	–	–	469	20,803	–	20,803	469	20,803
Interest rate	0.5600% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	13	–	–	–	–	13	591	–	591	13	591
Interest rate	0.6050%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	3	–	–	–	–	3	127	–	127	3	127
Interest rate	1.5000%	–	–	–	–	–	–	–	–	–	–

	720	–	42	14	3	779	34,609	–	34,609	780	34,634

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	–	–	234	–	234	10,401	67	10,334	274	12,160
Interest rate	–	–	–	8.3500%	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	65	26	33	–	124	5,493	99	5,394	126	5,598
Interest rate	–	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	–	–	–	–	–	–	–
Philippine Peso	17	29	14	197	647	904	40,125	46	40,079	949	42,120
Interest rate	6.3981%	3.9250% to 6.2600%	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	21	480	235	245	–	981	43,560	156	43,404	981	43,560
Interest rate	0.3500% to 1.8000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	–	–	–	–	–	–	–
Philippine Peso	20	2	1	1	86	110	4,893	14	4,879	110	4,893
Interest rate	PHP PDST-F + 0.3000%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	BSP overnight rate - 0.3500%	–	–	–	–	–	–

	58	576	276	710	733	2,353	104,472	382	104,090	2,440	108,331

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until December 31, 2014. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points and 5 basis points higher/lower, respectively, as compared to levels as at September 30, 2014. If U.S. dollar interest rates had been 10 basis points higher/lower as compared to market levels as at September 30, 2014, with all other variables held constant, profit after tax for the nine months ended September 30, 2014 and our consolidated stockholders’ equity as at September 30, 2014 would have been approximately Php23 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 5 basis points higher/lower as compared to market levels as at September 30, 2014, with all other variables held constant, profit after tax for the nine months ended September 30, 2014 and our consolidated stockholders’ equity as at September 30, 2014 would have been approximately Php8 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at September 30, 2014 and December 31, 2013:

	September 30, 2014 (Unaudited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	12,463	–	12,463
Cash and cash equivalents	23,694	250	23,444
Short-term investments	18	–	18
Investment in debt securities and other long-term investments	2,223	–	2,223
Foreign administrations	7,721	–	7,721
Retail subscribers	6,737	46	6,691
Corporate subscribers	2,751	137	2,614
Domestic carriers	1,154	–	1,154
Dealers, agents and others	3,424	1	3,423
HTM investments:
Investment in debt securities and other long-term investments	787	–	787
Available-for-sale financial investments	19,804	–	19,804
Financial instruments at FVPL:
Short-term investments	622	–	622
Derivatives used for hedging:
Interest rate swap	178	–	178

Total	81,576	434	81,142

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at September 30, 2014.

	December 31, 2013 (Audited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,272	–	10,272
Cash and cash equivalents	31,905	241	31,664
Short-term investments	127	–	127
Investment in debt securities and other long-term investments	2,172	–	2,172
Foreign administrations	5,721	–	5,721
Retail subscribers	5,414	41	5,373
Corporate subscribers	2,055	135	1,920
Domestic carriers	1,381	–	1,381
Dealers, agents and others	2,993	1	2,992
HTM investments:
Investment in debt securities and other long-term investments	471	–	471
Available-for-sale financial investments	220	–	220
Financial instruments at FVPL:
Short-term investments	591	–	591
Short-term currency swaps	10	–	10
Derivatives used for hedging:
Interest rate swap	24	–	24

Total	63,356	418	62,938

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2013.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at September 30, 2014 and December 31, 2013:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
			(in million pesos)
September 30, 2014 (Unaudited)
Loans and receivables:	75,640	39,919	11,238	9,028	15,455
Advances and other noncurrent assets	12,680	10,761	1,678	24	217
Cash and cash equivalents	23,694	20,350	3,344	–	–
Short-term investments	18	18	–	–	–
Investment in debt securities and other long-term investments	2,223	2,223	–	–	–
Retail subscribers	15,099	1,594	2,445	2,698	8,362
Corporate subscribers	7,981	716	499	1,536	5,230
Foreign administrations	7,858	1,144	2,688	3,889	137
Domestic carriers	1,244	546	147	461	90
Dealers, agents and others	4,843	2,567	437	420	1,419
HTM investments:	787	787	–	–	–
Investment in debt securities and other long-term investments	787	787	–	–	–
Available-for-sale financial investments	19,804	19,745	59	–	–
Financial instruments at FVPL(3):	622	622	–	–	–
Short-term investments	622	622	–	–	–
Derivatives used for hedging:	178	178	–	–	–
Interest rate swaps	178	178	–	–	–
Total	97,031	61,251	11,297	9,028	15,455

December 31, 2013 (Audited)
Loans and receivables:	76,676	46,362	7,772	7,906	14,636
Advances and other noncurrent assets	10,384	10,241	22	9	112
Cash and cash equivalents	31,905	29,129	2,776	–	–
Short-term investments	127	127	–	–	–
Investment in debt securities and other long-term investments	2,172	2,172	–	–	–
Retail subscribers	12,563	1,318	1,822	2,274	7,149
Corporate subscribers	7,904	698	343	1,014	5,849
Foreign administrations	5,840	1,242	1,765	2,714	119
Domestic carriers	1,461	350	22	1,009	80
Dealers, agents and others	4,320	1,085	1,022	886	1,327
HTM investments:	471	471	–	–	–
Investment in debt securities and other long-term investments	471	471	–	–	–
Available-for-sale financial investments	220	166	54	–	–
Financial instruments at FVPL(3):	601	601	–	–	–
Short-term investments	591	591	–	–	–
Short-term currency swaps	10	10	–	–	–
Derivatives used for hedging:	24	24	–	–	–
Interest rate swaps	24	24	–	–	–

Total	77,992	47,624	7,826	7,906	14,636

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as

Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at September 30, 2014 and December 31, 2013 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
		(in million pesos)
September 30, 2014 (Unaudited)
Loans and receivables:	75,640	51,157	3,893	1,028	4,107	15,455
Advances and other noncurrent assets	12,680	12,439	3	–	21	217
Cash and cash equivalents	23,694	23,694	–	–	–	–
Short-term investments	18	18	–	–	–	–
Investment in debt securities and other long-term investments	2,223	2,223	–	–	–	–
Retail subscribers	15,099	4,039	1,855	193	650	8,362
Corporate subscribers	7,981	1,215	727	255	554	5,230
Foreign administrations	7,858	3,832	942	389	2,558	137
Domestic carriers	1,244	693	211	94	156	90
Dealers, agents and others	4,843	3,004	155	97	168	1,419
HTM investments:	787	787	–	–	–	–
Investment in debt securities and other long-term investments	787	787	–	–	–	–
Available-for-sale financial investments	19,804	19,804	–	–	–	–
Financial instruments at FVPL:	622	622	–	–	–	–
Short-term investments	622	622	–	–	–	–
Derivatives used for hedging:	178	178	–	–	–	–
Interest rate swaps	178	178	–	–	–	–

Total	97,031	72,548	3,893	1,028	4,107	15,455

December 31, 2013 (Audited)
Loans and receivables:	76,676	54,134	3,303	787	3,816	14,636
Advances and other noncurrent assets	10,384	10,263	1	–	8	112
Cash and cash equivalents	31,905	31,905	–	–	–	–
Short-term investments	127	127	–	–	–	–
Investment in debt securities and other long-term investments	2,172	2,172	–	–	–	–
Retail subscribers	12,563	3,140	1,615	172	487	7,149
Corporate subscribers	7,904	1,041	384	224	406	5,849
Foreign administrations	5,840	3,007	740	158	1,816	119
Domestic carriers	1,461	372	129	134	746	80
Dealers, agents and others	4,320	2,107	434	99	353	1,327
HTM investments:	471	471	–	–	–	–
Investment in debt securities and other long-term investments	471	471	–	–	–	–
Available-for-sale financial investments	220	220	–	–	–	–
Financial instruments at FVPL:	601	601	–	–	–	–
Short-term investments	591	591	–	–	–	–
Short-term currency swaps	10	10	–	–	–	–
Derivatives used for hedging:	24	24	–	–	–	–
Interest rate swaps	24	24	–	–	–	–
Total	77,992	55,450	3,303	787	3,816	14,636

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends.  Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock in the first nine months of 2014 and 2013.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt including current portion), excluding discontinued operations. Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at September 30, 2014 and December 31, 2013:

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt, including current portion (Note 21)	132,702	104,090
Cash and cash equivalents (Note 16)	(23,694)	(31,905)
Short-term investments	(640)	(718)

Net consolidated debt	108,368	71,467

Equity attributable to equity holders of PLDT	122,427	137,147

Net consolidated debt to equity ratio	89%	52%

No changes were made in the objectives, policies or processes for managing capital during the nine months ended September 30, 2014 and 2013.